    As filed with the Securities and Exchange Commission on May 3, 2000

                                                 Registration No. 333-32134
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                                   TYCOM LTD.
             (Exact Name of Registrant as Specified in Its Charter)

        Bermuda                       3670               Not Applicable
    (State or other       (Primary Standard Industrial  (I.R.S. Employer
    jurisdiction of       Classification Code Number)Identification Number)
    incorporation or
     organization)

                        The Zurich Centre, Second Floor,
                                   Suite 201
                               90 Pitts Bay Road
                            Pembroke HM 08, Bermuda
                                 (441) 298-9770
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------
                              Puglisi & Associates
                         850 Library Avenue, Suite 204
                                  P.O. Box 885
                             Newark, Delaware 19711
                                 (302) 738-6680
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                   Copies to:
Francis J. Morison,     Byron S. Kalogerou, Esq.        Alan L. Beller, Esq.
        Esq.           Vice President and General      Raymond B. Check, Esq.
  E. Waide Warner,               Counsel             Cleary, Gottlieb, Steen &
     Jr., Esq.                 TyCom Ltd.                     Hamilton
    Davis Polk &           The Zurich Centre,             1 Liberty Plaza
      Wardwell           Second Floor, Suite 201      New York, New York 10006
   450 Lexington            90 Pitts Bay Road              (212) 225-2000
       Avenue            Pembroke HM 08, Bermuda
 New York, New York          (441) 298-9770
       10017

   (212) 450-4000
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                             Proposed
                                                              Proposed       Maximum
                                                              Maximum       Aggregate      Amount of
  Title of Each Class of Securities to be    Amount to be  Offering Price    Offering     Registration
                Registered                    Registered     Per Share     Price(1)(2)        Fee
------------------------------------------------------------------------------------------------------
Common Shares, par value $0.25 per share...   46,000,000       $25.00     $1,150,000,000  $303,600(3)
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes common shares which may be purchased from TGN Holdings Ltd. by the underwriters to cover over-allotments.
(2) Estimated solely for the purpose of computing the amount of the registration fee. In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(3) $264,000 of which was previously paid.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+We will amend and complete the information in this prospectus. We may not     +
+sell these securities until the registration statement filed with the         +
+Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting offers to buy these + +securities, in any state where the offer or sale is not permitted or legal. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 3, 2000

                                       Shares

                                [LOGO OF TYCOM]

                                40,000,000

                                 Common Shares
                                 $    per share

                                  -----------

  We are offering 40,000,000 newly issued common shares to the public. We anticipate that the initial public offering price will be between $20 and $25 per share. After the offering, Tyco International Ltd. will own indirectly at least 80% of our outstanding common shares, assuming no exercise of the underwriters' over-allotment option. The underwriters named in this prospectus may purchase up to 6,000,000 additional common shares from TGN Holdings Ltd., a wholly-owned subsidiary of Tyco International Ltd., to cover over-allotments. We will not receive any part of the proceeds from any sale of common shares by TGN Holdings Ltd.

  No public market currently exists for our common shares. We have applied to have the common shares approved for listing on the New York Stock Exchange and for a secondary listing on the Bermuda Stock Exchange, in each case, under the symbol "TCM".

                                  -----------

  Investing in our common shares involves risks. See "Risk Factors" beginning on page 7.

  Neither the Securities and Exchange Commission nor any state securities commission nor the Registrar of Companies or the Bermuda Monetary Authority in Bermuda has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                               Per Share Total
                                                               --------- ------
Public offering price.........................................  $        $
Underwriting discount ........................................  $        $
Proceeds to TyCom before expenses.............................  $        $

-----
  The underwriters expect to deliver the common shares to purchasers on or
about     , 2000.


Goldman, Sachs & Co.                                        Salomon Smith Barney

                              Merrill Lynch & Co.

                         Prospectus dated       , 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  19
Dividends................................................................  19
Corporate Structure and Reorganization...................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Consolidated Financial Data.....................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  34

                                                                            Page
                                                                            ----
Management.................................................................  58
Relationship with Tyco After the Offering and Certain Transactions.........  67
Principal and Selling Shareholders.........................................  70
Description of Share Capital...............................................  71
Shares Eligible for Future Sale............................................  76
Tax Considerations.........................................................  77
Underwriting...............................................................  81
Legal Matters..............................................................  83
Experts....................................................................  83
Where You Can Find More Information........................................  84
Service of Process and Enforcement of Liabilities..........................  84
Index to Consolidated Financial Statements ................................ F-1

   The Bermuda Stock Exchange takes no responsibility for the contents of this document, makes no representations as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon any part of the contents of this document.

   Until      , 2000, all dealers that buy, sell or trade common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common shares. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes to those statements. Unless otherwise indicated, information presented in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                Who We Are

   TyCom Ltd. is a leading independent provider of undersea fiber optic networks and services. We have designed, engineered, manufactured and installed over 300,000 kilometers of undersea cable. TyCom, with its fleet of eleven ships, has played a principal role in the deployment and maintenance of most of the world's major undersea cable networks. Over the last nine years, TyCom Laboratories, which has its origins in Bell Labs, has achieved milestones in the laboratory environment by increasing the amount of data that can be transmitted on undersea fiber optic networks.

   We are an indirect subsidiary of Tyco International Ltd., recently formed to hold its undersea fiber optic telecommunications business. Following this offering, Tyco will indirectly own at least 80% of our common shares.

                         The TyCom Global Network

   We plan to use our expertise to design, manufacture, install, own, operate, maintain and sell bandwidth capacity on what we believe will be the most extensive and technologically advanced global undersea fiber optic network--the TyCom Global Network. We will position ourselves as an independent provider of bandwidth solutions to telecommunications providers, Internet and application service providers, and others requiring significant bandwidth capacity. In addition, we intend to reserve a portion of our cable system supply capacity for the needs of our customers.

   The first phase of our network will be designed to offer bandwidth capacity upgradeable to a minimum of 2.56 terabits per second, span approximately 70,000 undersea kilometers and connect 27 of the world's major telecommunication centers, including New York, London, Paris, Tokyo and Hong Kong. We anticipate that the transatlantic portion of the first phase will be operational in the second half of 2001 and the remainder, consisting of the transpacific and European portions, by the end of 2002. We plan to fund the first phase of our network with cash from operations, a portion of the proceeds from this offering and funds drawn under our credit agreement with Tyco. Upon completion of the entire TyCom Global Network, we expect that it will span approximately 250,000 undersea kilometers, linking terrestrial networks on all six inhabited continents.

                               Our Strategy

   The principal elements of our business strategy are to:

  . Deploy the TyCom Global Network to Address Increasing Demand. We are launching the TyCom Global Network to address the increasing demand for undersea fiber optic bandwidth driven by the growth of the Internet and bandwidth-intensive applications.

  . Transform TyCom into a Provider of Undersea Bandwidth Services. We intend to build on our record of technological innovation, our experience in undersea systems supply and our customer relationships to focus on providing a broad spectrum of undersea bandwidth services.

  . Deliver Customer-Driven Network Solutions. We expect to offer our customers a wide range of undersea bandwidth capacity options and flexible links to terrestrial networks and to develop customer-driven network and bandwidth management solutions, including virtual private networks and selected Internet enabling products and services.

                        Our Competitive Advantages

   Our primary competitive advantages include:

  . Technology Leadership. The TyCom Global Network will incorporate leading edge fiber optic technology developed by our scientists and engineers, who are at the forefront of research to increase undersea bandwidth capacity and data transmission speeds.

  . Integrated Capabilities Drive Cost and Deployment Advantages. We believe our integrated capabilities to design, manufacture, install, operate and maintain a global undersea fiber optic network will enable us to deploy the TyCom Global Network more cost-effectively and to provide bandwidth services to our customers more quickly and reliably than our competitors.

  . Strong Management Team and Proven Ability to Execute. From 1997 to 1999, our management team, with an average of 15 years of experience in undersea cable systems supply, has reduced our systems delivery time by nearly 40%, grown annual revenues from approximately $950 million to over $1.6 billion and increased our backlog nine-fold to $2.7 billion.

                                ----------------

   Our principal executive offices are located at The Zurich Centre, Second Floor, Suite 201, 90 Pitts Bay Road, Pembroke HM 08, Bermuda and our telephone number is (441) 298-9770.

                                  The Offering

Common shares offered............. 40,000,000 shares

Common shares outstanding after
 this offering.................... 230,000,000 shares(1)

Voting rights..................... One vote per share

Use of proceeds................... We estimate that our net proceeds from the offering will be approximately
                                   $868,500,000. We intend to apply
                                   approximately $     of the net proceeds
                                   towards the deployment of the first phase
                                   of the TyCom Global Network and use the
                                   remainder to pay a dividend to TGN Holdings
                                   Ltd.

Dividend policy................... We do not intend to pay dividends on our common shares in the foreseeable future. We
                                   plan to retain any earnings for use in the
                                   operation of our business and to fund
                                   future growth.

Proposed New York Stock Exchange
 symbol........................... TCM

Proposed Bermuda Stock Exchange
 symbol........................... TCM

--------

(1) Excludes    common shares which are reserved for issuance under our share
    option plans. Options to purchase    common shares under our benefit plans
    were outstanding or had been approved for grant at      , 2000.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

   The following table presents summary consolidated financial and operating data for TyCom. The data presented in this table are derived from the consolidated financial statements and notes thereto which are included elsewhere in this prospectus. You should read the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of the financial data summarized here.

                                                           (Unaudited)
                                                           Six Months
                                Fiscal Year Ended             Ended
                                  September 30,             March 31,
                             --------------------------  ----------------  ---
                              1997     1998      1999     1999     2000
                             ------  --------  --------  ------  --------
                                          (in millions)
Statement of Operations
 Data:
Net revenue................. $375.5  $1,281.6  $1,637.6  $699.3  $1,275.8
Operating income (loss)..... (265.5)    262.3     323.6   162.5     220.2
Income (loss) before income
 taxes...................... (267.5)    238.3     269.1   131.4     212.3
Net income (loss)........... (156.6)    152.0     163.0    77.4     135.2
Other Data:
Capital expenditures........ $ 18.7  $   28.2  $   97.4  $ 39.0  $   66.1
Net cash provided by
 operations.................  272.4      46.9     773.5   147.0     135.7
Net cash used in investing
 activities.................  (29.2)   (110.3)   (172.1)  (67.5)    (57.3)
Net cash provided by (used
 in) financing activities... (243.2)    113.1    (639.0)  (58.1)    (75.2)
EBITDA...................... (253.9)    298.8     370.7   181.8     253.2

                                                                    As of March
                                                                     31, 2000
                                                                   -------------
                                                                   (in millions)
Balance Sheet Data:
Cash..............................................................    $  15.3
Short-term advances to Tyco.......................................       87.1
Working capital...................................................     (182.0)
Total assets......................................................    1,870.0
Long-term debt....................................................      655.1
Shareholder's equity..............................................       72.6

   The loss in fiscal year 1997 includes a pre-tax charge of $361.0 million ($220.2 million after tax) for the write-off of purchased in-process research and development related to the acquisition of the submarine systems business of AT&T Corp. in July 1997.

   The operating results, which are presented in accordance with generally accepted accounting principles, are supplemented by a discussion of earnings before interest, taxes, depreciation and amortization data, which we refer to as EBITDA in this prospectus. As our operations transition to deploying the TyCom Global Network and selling bandwidth capacity, management will begin to view results on an EBITDA basis. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA, however, should not be considered an alternative to operating or net income as an indicator of the performance of our business, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles.

                                  RISK FACTORS

   You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our common shares. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares.

 Risk Factors Relating to TyCom

We may not successfully manage the transformation of our business to one focused on the sale of undersea bandwidth capacity.

   We may fail to generate sufficient revenues from our sale of bandwidth capacity to justify our development of the TyCom Global Network. TyCom must undergo substantial changes to make the transition from a company primarily involved in the design, manufacture, installation, maintenance and operation of undersea fiber optic cable systems for others, to a larger and more complex organization which will principally own, operate and sell bandwidth capacity on a global undersea fiber optic cable network, the TyCom Global Network. This transition will require that we, among other things, expand and refocus our global sales and marketing force to sell undersea bandwidth capacity, enhance our financial and management controls and systems, and develop and market new products and services, as well as requiring us to direct resources away from the existing cable systems supply business that generates our current revenues. We cannot provide any assurance that we will succeed in managing this transition.

   During construction of the transatlantic portion of the TyCom Global Network, our revenues and operating income may decrease from current levels. System supply revenues are expected to decline in each quarter through June 30, 2001 and operating expenses are expected to increase during the construction of our network infrastructure. This may result in an operating loss as we begin to sell capacity on the TyCom Global Network. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview" for more information.

We may not deploy and operate the TyCom Global Network successfully.

   Our ability to complete each phase of the TyCom Global Network on time and within budget will be affected by a variety of factors, many of which we cannot control, including those related to the ability to connect with terrestrial networks, availability of suitable landing sites or rights-of-way, unforeseen engineering or construction challenges, including work stoppages, weather interference, natural disasters, environmental, marine or geological problems, unanticipated costs or technical failures, shortages of labor or materials, and our ability to manage and finance the deployment of each phase in a cost-effective manner. As a result, the phases of the TyCom Global Network may not be completed within the estimated time frames or cost estimates.

   The operation, administration and maintenance of the TyCom Global Network requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world. Even if built to specifications, our network may not function as designed or be completed within our current cost estimates. We anticipate that we will need to expand and upgrade the TyCom Global Network following its initial construction for us to compete effectively. Any expansion or upgrade of our network may require substantial additional operational, technical, financial and managerial resources. If we are unable to expand or upgrade our network to respond to these developments on a timely basis and at a commercially reasonable cost, we may lose customers or revenues.

Any failure to meet the substantial capital requirements of the TyCom Global Network is likely to prevent us from fully realizing our business objectives.

   We estimate that the total cost to implement the first phase of the TyCom Global Network, as currently contemplated, will be approximately $5.7 billion. We plan to fund the first phase of our network with cash from operations, a portion of the proceeds from this offering and funds drawn under our credit agreement with Tyco. If we fail to obtain any required funds, whether from operations or by raising additional debt or equity capital, we may need to delay or abandon all or part of the TyCom Global Network or restrict our other spending plans or activities. To the extent that these sources of funds may not be sufficient, we will need to seek additional financing through either debt or equity offerings. Any such required financing may not be available when needed, or may only be available at significant additional cost or dilution to shareholders.


Rapid changes in telecommunications technology raise the possibility that our fiber optic cable technology could be surpassed or become obsolete.

   If we do not maintain our technological leadership, we will be unable to compete effectively. Even if we increase our research and development spending, we cannot provide any assurance that we will maintain our technological competitiveness. The pace and direction of technological change is unpredictable. If subsequent generations of new products or new technologies are not developed or incorporated into our network, competitors may be able to install, purchase or operate competing systems at a lower per-bit transmission cost on undersea cable routes currently targeted by us, or to expand bandwidth capacity on their existing systems, thus placing us at a competitive disadvantage. Important aspects of our network will rely on technology that is in the development stage or that is largely commercially unproven and may not be compatible with existing technology.

   In addition, we have no prior history of developing products for the terrestrial equipment marketplace and have only recently dedicated a group of research and development employees to explore the application of some of our undersea technologies to terrestrial systems. Our efforts in this area are currently exploratory and we cannot provide any assurance that we will ever develop any commercially viable terrestrial products.

Our transformation to being an owner-operator may alienate some of our current or future customers.

   Some of our current and potential customers may view our transformation to a company focused on the ownership, operation and sale of bandwidth capacity of an undersea fiber optic network unfavorably. They may therefore be less likely to place orders with TyCom for bandwidth capacity or system services, either because they perceive us as a competitor or because of a concern that our shift in focus will divert our attention from our traditional system supply and maintenance business. Alienating even a small number of potential customers could have a serious impact on our business, since the number of potential customers is limited and may be reduced by ongoing consolidation in the telecommunications industry.

Because we face significant competition, we may not be able to attract or retain the specialized capacity sales, technical and managerial personnel necessary to achieve our business objectives.

   Our future success depends partly on our ability to attract and retain qualified bandwidth capacity sales personnel and the continued service of our key sales, research, engineering, marketing, manufacturing, executive and administrative personnel, particularly in connection with the TyCom Global Network and the new products and services we intend to offer. Some of our key employees currently do not have employment agreements with TyCom that would limit their ability to leave our employment or compete with us following their departure. If we fail to attract a sufficient number of new personnel or to retain our employees, our ability to manage our transition, growth and the day-to-day aspects of our complex network will be weakened and we will not be able to maintain and expand our business. Competition for qualified bandwidth capacity sales specialists, fiber optic engineers, network operators and management personnel is especially intense. As a result, certain of our departments have had to increase spending to retain personnel.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

   Tyco Submarine Systems Ltd. is a party to a recently filed lawsuit alleging that it failed to negotiate in good faith a system supply agreement for a cable system that the plaintiff alleges was to be substantially similar to the proposed TyCom Global Network. The plaintiff seeks $1 billion in compensatory damages and injunctive relief. Due to the uncertainty inherent in litigation, we cannot provide assurance that the ultimate result of this litigation will not result in the award of substantial damages against us or judicially imposed restrictions on our planned deployment of the TyCom Global Network. Please refer to "Business--Legal Proceedings." In addition, we are subject to potential lawsuits, arbitration proceedings and other claims in connection with our current business and with regard to the transformation of our business, including the development and deployment of our network. Please refer to "Business--Undersea Cable System Issues."

Network failure, delays and errors in transmissions or service interruptions could expose us to potential liability.

   Given the complexity of our proposed network, it is possible that transmitted data will be lost, delayed or distorted. Disruptions in data delivery may cause significant losses to a customer using our network. Our network may also contain undetected design faults that, despite our testing, may be discovered only after the network has been installed and is in use. The failure of any equipment or facility on the network could result in the interruption of customer service until we effect necessary repairs or install replacement equipment. Network failures, delays and errors could also result from:

  . natural disasters;             . excessive, sustained or peak user demand;


  . power losses;                  . network software flaws;


  . telecommunications failures;
                                   . cable cuts; and


  . security breaches;             . computer viruses.

These failures, faults or errors could cause delays or service interruptions, expose us to customer liability or require expensive modifications.

   Similarly, if a carrier or other service provider fails to provide uninterrupted terrestrial connections to our network, service to our customers will be disrupted. If service is not restored quickly, agreements with our customers may obligate us to provide credits to them, which would reduce our revenues. Service disruptions could also damage our reputation and impair our ability to attract and retain customers.

We are dependent on a small number of suppliers, including specialized equipment and component manufacturers.

   We are dependent on suppliers for various electrical and optical components, including fiber, lasers and network switching equipment. If any of these relationships is terminated or a supplier fails or is unable to provide reliable services or equipment and we are unable to reach suitable alternative arrangements quickly, we may experience significant delays and additional costs in the deployment of our network. In particular, currently there are only two companies, Corning and Lucent Technologies, that are capable of supplying optical fibers in the quantity and of the quality required by the TyCom Global Network. If either Corning or Lucent were to cease manufacturing optical fibers, if either of their manufacturing operations were interrupted for any significant amount of time, or if they were unable or unwilling to supply TyCom for any other reason, including capacity restraints, then we would be at least temporarily unable to obtain sufficient supplies of fiber, thus exposing us to significant delays and additional costs.

If we fail to maintain cooperative relationships with the providers of terrestrial access, our operations may be impaired.

   Our ability to link to terrestrial networks depends upon the willingness of providers of terrestrial access to offer cost-effective terrestrial services, and to agree to connect terrestrial networks to the TyCom Global Network. We cannot assure you that these providers will perform their contractual obligations or that there will not be political events or changes in relation to these providers which have adverse effects on us.

We may experience difficulties constructing or operating the TyCom Global Network in certain jurisdictions.

   Our strategy depends on our ability to provide fiber optic cable capacity on the TyCom Global Network to customers in a number of countries around the world, some of which have a history of political and economic instability. The following are among the principal difficulties we may face as a result of doing business outside the United States:

  . political, economic and other uncertainties, including risk of war, revolution, expropriation, renegotiation or modification of existing contracts, labor disputes and other uncertainties arising out of foreign government sovereignty over our international operations;

  . difficulties in staffing and managing our operations outside of the United States;

  . longer payment cycles;

  . problems in collecting accounts receivable;

  . delays from customs brokers or government agencies with respect to necessary imports in the construction of the TyCom Global Network; and

  . potentially adverse consequences resulting from operating in multiple countries, each with its own laws and regulations, including tax laws and industry related regulations.

   If we are unable to successfully overcome these difficulties, we may be unable to fully deploy and operate our network.

Problems we encounter in expanding and operating our fleet of cable laying and maintenance ships may interfere with our ability to install and maintain the TyCom Global Network.

   Installing and maintaining the TyCom Global Network on time and within budget depends in part upon successful operation and expansion of our fleet of cable laying and maintenance ships. The ownership and operation of any ocean-going fleet is affected by a number of risks inherent to shipping, many of which we cannot control, including mechanical failure, personal injury, vessel and material loss or damage, business interruption due to political conditions, hostilities, labor strikes, adverse weather conditions and catastrophic marine disasters, including environmental accidents and collisions. Some of our vessels are approaching the end of their economic lives. In general, expenditures necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases, and older vessels may develop unexpected mechanical and operating problems despite adherence to regular maintenance schedules and proper upkeep. Our new ship building program is also affected by a number of inherent risks, many of which are likewise beyond our control, including the possibility of significant delays in delivery of, or failure to deliver, one or more of our new ships. Any of these risks could cause us to lose revenues, incur increased costs, or result in delays or damage to our reputation with current or potential customers.

   Under the general maritime law in many jurisdictions, crew members, tort claimants, claimants for breach of certain maritime contracts, mortgagees, suppliers of goods and services to a vessel and shippers and consignees of cargo may be entitled to a maritime lien or a statutory lien against that vessel for unsatisfied debts, claims or damages, and in many jurisdictions a maritime lienholder may enforce its lien by attaching a vessel through foreclosure proceedings.

Because many of our existing and prospective customers deal predominantly in non-U.S. currencies, we may be exposed to exchange rate risks and our net income may suffer due to currency translations.

   Although we expect to invoice our sales of bandwidth capacity on the TyCom Global Network and of network systems and related services in U.S. dollars, many of our prospective customers derive their revenues in currencies other than U.S. dollars. The obligations of customers with substantial revenues in other currencies may be subject to unpredictable and indeterminate increases in the event that those currencies lose value against the U.S. dollar. These customers may also become subject to exchange control restrictions limiting their ability to convert their revenue currencies into U.S. dollars, in which case they may not be able to pay us in U.S. dollars. We are also directly subject to exchange rate risks related to expenses we incur in other currencies, particularly those relating to our overseas operations and our non-U.S. dollar denominated debt obligations. As we expand the geographic reach of the TyCom Global Network, we may choose to invoice certain customers in currencies other than the U.S. dollar, which would further increase our direct exposure to currency risk. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk--Exchange Rate Sensitivity."

We may be unable to develop effective business support systems to implement customer orders and to provide and bill for services.

   Achieving success for the TyCom Global Network depends upon our ability to develop sophisticated business support systems. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. We will need business support systems for:

  . implementing customer orders for bandwidth capacity sales and related services;

  . enhanced functionality at network operating centers and their interface with our network management systems and applied software;

  . delivering these sales and services and providing responsive customer care;

  . financial and management information systems to monitor, track and analyze capacity sales and related allocations of resources; and

  . periodic billing for these sales and services.

   We also need to develop business support systems quickly enough to meet our expected schedule for the introduction of new products and services and the expansion of our business as a provider of bandwidth capacity.

We may be unable to maintain cable landing licenses and other regulatory approvals that are required to install and operate the TyCom Global Network or to obtain those that we do not currently have.

   We cannot assure you that we will be able to obtain the authorizations that we need to implement our business plan and enter new markets or that these authorizations, if obtained, will not be later revoked. In the ordinary course of installation, maintenance and operation of the TyCom Global Network, we will be required to obtain and maintain various permits, licenses and other authorizations in the jurisdictions where our cables will land. Such licenses are typically issued for a term of years, subject to renewal. Moreover, the licenses may subject our business and operations to varying forms of regulation, which could change over time. Generally, regulation of the telecommunications industry is changing rapidly, with effects on our opportunities, competition and other aspects of our business. In addition, the regulatory environment varies substantially from country to country and restricts our ability to compete in some markets. Should we elect to construct our own links to terrestrial networks in certain markets, we would also become subject to regulations that are significantly more complex and onerous than those currently applicable to the owners and operators of undersea cable network systems. For more information, you should read "Business--Regulation."

We may be adversely affected by the environmental, health and safety regulations to which we are subject.

   We are subject to various environmental protection and health and safety laws and regulations governing, among other things, waste management and disposal, air emissions, water discharge, remediation of hazardous substances, procedures for the operation of certain vessels, such as our cable laying and maintenance ships, and employee health and safety. We cannot assure you that we have been or will be at all times in full compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators or, in certain cases, in connection with the operation of our ships, be denied access to, or be detained at, certain ports. Although we have made and will continue to make capital and other expenditures to comply with environmental laws and regulations, we cannot assure you that our costs of complying with current and future environmental laws and regulations, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not be material. For more information about our environmental compliance and potential environmental liabilities, see "Business--Environmental Matters."

Tyco has significant control over us, which could adversely affect our public shareholders.

   After completion of this offering, Tyco will indirectly own at least 80% of our common shares. As a result, Tyco will be in a position to cause us to take actions that benefit only Tyco and that may adversely affect our public shareholders. As long as Tyco continues to beneficially own more than 50% of our outstanding common shares, Tyco will be able to exercise a controlling influence over us, including:

  . the composition of our board of directors and, through it, our direction and policies, including the appointment and removal of officers;

  .  mergers or other business combinations;

  .  acquisitions or dispositions of our assets;

  .  future issuances by us of common shares or other securities;

  .  our incurrence of debt;

  . amendments, waivers and modifications to the agreements between us and Tyco entered into in connection with the offering; and

  .  payment of dividends on our common shares.

Conflicts of interest may arise between us and Tyco which could be resolved in a manner unfavorable to us.

   Conflicts of interest could arise relating to the nature, quality and pricing of services or products provided by Tyco to us, our borrowings from Tyco and general issues relating to maintaining or increasing our profitability. In addition, one of our directors is both an officer and director of Tyco, and three of our directors are also executive officers of Tyco. These individuals and a number of our executive officers own substantial amounts of Tyco shares and options for Tyco shares. There could be potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for us and Tyco, such as acquisitions, financings and other corporate opportunities that may be suitable for both us and Tyco. As a result, it is possible that these directors and executive officers could place the interests of Tyco ahead of our interests when the two are incompatible.

We rely on Tyco for services which it could cease to provide to us; we may be unable to replace these services in a timely manner or on favorable terms.

   We have never operated as a stand-alone company. While Tyco is contractually obligated to provide us with certain services, we cannot assure you that these services will be sustained at the same level as when we were wholly-owned by Tyco or that we will obtain the same benefits. We cannot assure you that, after the expiration of these various arrangements, we will be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from Tyco.

   These agreements were negotiated in the context of a parent-subsidiary relationship in connection with the offering. They were not the result of arm's length negotiations between independent parties. We cannot provide any assurance, therefore, that these agreements or the transactions which they provide for, will be on terms as favorable to us as could have been obtained from unaffiliated third parties. For more information about these arrangements, see the section of this prospectus entitled "Relationship With Tyco After The Offering and Certain Transactions."

 Risk Factors Relating to the Telecommunications Industry

We may have overestimated the future demand for or underestimated the future supply of bandwidth capacity.

   The demand growth that we expect may not occur. In addition, installed and announced bandwidth supply may exceed demand, and the supply of bandwidth capacity may expand more rapidly than we expect as a result of technological changes, new market entrants or other factors beyond our control. Failing to predict either supply or demand accurately would have a negative impact on our ability to maintain profitability. At the same time, the international telecommunications industry is changing rapidly due to, among other things, regulatory liberalization, the privatization of established carriers, the expansion of telecommunications infrastructure, the growing use of the Internet, the globalization of the world's economies and the developing technology for wireless and satellite communication. A number of these factors, however, including the growth in the use of the Internet and other bandwidth intensive applications and the expansion of satellite and wireless communications, are relatively recent phenomena, and their future course is inherently difficult to predict.

Continued pricing pressures from our competitors are expected to cause prices for our services to be provided through the TyCom Global Network to decline.

   We anticipate that prices for our services specifically, and transmission services in general, will decline over the next several years due primarily to:

  . price competition as various network providers continue to install networks that will compete with our network;

  . technological advances that permit substantial increases in the transmission capacity of both new and existing fiber; and

  . strategic alliances or similar transactions, such as long distance capacity purchasing alliances, that increase the parties' purchasing power.

   If pricing pressures are greater than we anticipate or if we are unable to offset these pricing pressures by achieving significant cost reductions derived from continued technology improvements and new applications and manufacturing advances, our margins may be reduced.

We face competition from a wide variety of sources in the telecommunications industry and we may be unable to compete successfully.

   Competition in the telecommunications industry could cause us to suffer price reductions, fewer large sales, under-utilization of resources, reduced operating margins and loss of market share. Many of our competitors have, and potential new competitors are likely to enjoy, substantial competitive advantages, including the following:

   .greater name recognition in certain regions;

   .greater financial, technical, marketing and other resources;

   .larger customer bases;

   .well-established relationships with current and potential customers; and

  . the ability to deploy and operate global undersea and terrestrial networks before we deploy the TyCom Global Network.

   Significant new and potentially larger competitors could enter our market as a result of regulatory changes or the establishment of cooperative relationships. In addition, the ongoing consolidation of the telecommunications industry may create new competitors with an interest in entering the business of manufacturing, owning, operating, maintaining and selling bandwidth capacity on undersea fiber optic networks. Recent technological advances may also greatly expand the capacity of existing and new fiber optic systems and could lead to even greater competition.

   We plan to compete as a:

  .  seller of bandwidth capacity and related services;

  .  supplier of new undersea fiber optic cable systems and upgrades; and

  .  provider of maintenance services for undersea fiber optic cable systems.

   Competition as a Seller of Bandwidth Capacity and Services. As we deploy the TyCom Global Network, we will face competition and pricing pressure from existing and planned fiber optic cable networks, satellite providers and, on certain routes, terrestrial networks. As we expand our range of available products and services, we expect to face competition from various entities offering comparable products and services. In addition, the first phase of the TyCom Global Network will compete with some of our customers, including Global Crossing, 360networks and various participants in cable system consortia. Our planned expansion of the TyCom Global Network beyond the first phase will likely result in competition with some of our other customers. Additionally, carriers hold ownership positions in some of these competing systems that may impact their purchase of additional capacity on our system. Accordingly, there can be no assurance that we will be able to compete successfully against systems to which our prospective customers have made long-term commitments.

   There are a number of telecommunications companies that are pursuing global networks, including FLAG Telecom, Global Crossing, MCI WorldCom, Teleglobe, CTR Group Limited, the sponsor of Project Oxygen, and New Millennium Development Group. Other companies may also from time to time explore the merits of global networks. For more information regarding competition with the TyCom Global Network in specific regions, please refer to "Business--Competition."

   Competition as a Supplier of Undersea Fiber Optic Cable Systems. Competition to design, manufacture and install undersea fiber optic cable systems remains intense. Participants in this market compete on the basis of, among other things, price, technology, time-to-market, the provision of financing and regional and long-term relationships. In the future, we will be offering less of our cable system design, manufacturing and installation capacity to our customers and we believe that our existing competitors and potential new cable system suppliers will play a more significant role in the undersea cable system market.

   Competition as a Provider of Undersea Cable Maintenance Services. The market for undersea cable maintenance services is competitive, although long-term contracts for cable maintenance services typically accompany contracts for the manufacture and installation of an undersea cable system. As a result, the basis for competition in the undersea cable maintenance market generally mirrors the undersea cable supply market.

Intellectual property rights relating to fiber optic cable systems are key to our business and we may expend significant resources enforcing our rights or defending claims against us.

   If we fail to successfully maintain, enforce or defend our intellectual property rights, our competitive position could suffer. We may be required to spend significant resources to maintain, enforce and defend our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some jurisdictions, which could make it harder for us or easier for our competitors to capture market share.

   Our pending patent and trademark and service mark registration applications may not be allowed or competitors may challenge the validity or scope of these patent applications or trademark and service mark registrations. We cannot assure you that licenses of intellectual property important to us will be available in the future on favorable terms or at all.

   We may be unaware of intellectual property rights of others that may cover some of our cable system components or technology. Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Actual or potential claims of intellectual property infringement might require us to enter into royalty or license agreements, which we may not be able to obtain on acceptable terms, or at all. We also may be subject to significant damages or injunctions against development and use of certain of our cable system components or technologies which may be integrated into our network or other cable systems we supply.

 Risks Relating to the Offering

Because the price you pay for our common shares exceeds the average price paid by our existing shareholder, you will be immediately and substantially diluted.

   If you purchase our common shares in this offering, you will experience immediate and substantial dilution of $19.82 per common share, based upon an estimated initial public offering price of $22.50 per common share, the mid-point of the estimated offering range, because the price you pay will be substantially greater than the net tangible book value per share of $2.68 for the common shares you acquire. This dilution is due in large part to the fact that the consideration paid by TGN Holdings Ltd. amounted to an average price
of $   per common share when it obtained its common shares, which is substantially less than the initial public offering price. To the extent outstanding options to purchase common shares are exercised, there will be further dilution. You should read "Dilution" for a more in-depth description of the dilutive effects of this offering.

Future sales of our common shares may adversely affect our common share price.

   If our shareholders sell a large number of common shares, or if we issue a large number of our common shares in connection with future acquisitions, financings, or other circumstances, the market price of our common shares could decline significantly. Moreover, the perception in the public market that our shareholders might sell common shares could depress the market price of the common shares. Immediately after this offering, the public market for our common shares will include only the 40 million common shares that are being sold in this offering, or 46 million common shares if the underwriters exercise their over-allotment option in full. After the offering, we intend to register common shares which are reserved for issuance under our benefit plans. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. We will not be able to issue the common shares, however, without the consent of Goldman, Sachs & Co. and Salomon Smith Barney Inc. during the 180 days after the date of this prospectus. You should read the section in this prospectus entitled "Shares Eligible for Future Sale" for additional information on this topic.

   In addition, we have agreed that we will, upon the request of Tyco, use our commercially reasonable best efforts to effect the registration under applicable federal and state securities laws of the common shares indirectly owned by Tyco following the offering.

   Our directors and officers, who are expected to have beneficial ownership of
   common shares and of    outstanding options in the aggregate as of
          , 2000, Tyco and TGN Holdings Ltd., have entered into lock-up agreements in which they have agreed that they will not sell, directly or indirectly, any common shares for a period of 180 days from the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Salomon Smith Barney Inc.

Our common shares have no prior public market, and we cannot assure you that an active trading market will develop.

   Prior to this offering, there has been no market for our common shares. Although we have filed applications to have our common shares listed on the New York Stock Exchange and the

Bermuda Stock Exchange, our applications may not be approved and an active public market may not develop for our common shares. The initial public offering price of our common shares will be determined by negotiations between ourselves and the underwriters. We cannot provide any assurance that the prices at which the common shares will sell in the public market after this offering will not be lower than the price at which the common shares are sold in this offering. Investors may encounter difficulties in selling our common shares.

The price of our common shares is likely to fluctuate and may be affected by numerous market conditions beyond our control.

   Our share price is likely to fluctuate in the future due to the volatility of the stock market in general and a variety of factors, many of which are beyond our control, including:

  . quarterly variations in actual or anticipated results of our operations;

  . changes in financial estimates by securities analysts;

  . actions or announcements by our competitors;

  . regulatory actions;

  . market outlook for the telecommunications industry generally and the fiber optic cable industry specifically;

  . departures of our key personnel; and

  . future sales of our common shares.

Because we are at an early stage in the development of our network, our actual results could differ materially from those anticipated in the forward-looking statements contained in this prospectus.

   We are at an early stage in the development of the TyCom Global Network, which we expect will account for a significant portion of our business in the future. Accordingly, all statements in this prospectus that are not clearly historical in nature are forward-looking. Discussions containing forward-looking statements are found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. When used in this prospectus, the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Examples of forward-looking statements include the statements concerning our operations, prospects, size and growth of world telecommunications traffic, growth of the use of the Internet and other bandwidth intensive applications, technological and customer support capabilities, pricing, new product and services development, potential expansions to our network, potential customers and liquidity and working capital needs, estimated demand forecast, and information concerning characteristics of competing systems. These forward-looking statements are inherently predictive and speculative and we cannot assure you that any of such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. You should carefully review the other risk factors set forth in this section of this prospectus for a discussion of factors which could result in any of such forward-looking statements proving to be inaccurate.

Our historical financial information is not representative of our results as a separate company focused on the sale of network capacity.

   The historical financial information we have included in this prospectus has been carved out from Tyco's and AT&T Corp.'s consolidated financial statements and does not reflect what our financial position, results of operations and liquidity would have been had we been a separate, stand-alone entity during the periods presented. Tyco did not account for us, and we were not operated as, a single stand-alone entity for these periods. The historical financial information is also not necessarily indicative of what our results of operations, financial positions and liquidity will be in the future. In particular, the historical financial information is based on our traditional business as a systems supplier and maintenance provider and does not in any way reflect the significant changes in our revenues, cost structure, and operations that will result from our transformation into a company focused on the sale of bandwidth capacity of undersea fiber optic cable networks. The historical financial data also does not reflect changes in our operations that will result from our separation from Tyco or the increased costs associated with being a public, stand-alone company.

Since most of our assets will be located outside of the United States, it may be difficult to bring and enforce suits against us.

   We are incorporated in Bermuda and most of our assets will be located outside of the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us within the United States. It may also be difficult for our shareholders to enforce in Bermuda, judgments of United States courts. Appleby Spurling & Kempe, our counsel in Bermuda, has advised us that there is some doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws.

                                USE OF PROCEEDS

   We will receive estimated net proceeds from this offering of approximately $868,500,000, assuming an initial public offering price of $22.50, the mid-point of the range appearing on the cover of this prospectus, after deducting
the estimated underwriting discount. We intend to apply approximately $      of
the net proceeds towards the deployment of the first phase of the TyCom Global Network, and use the remainder to pay a dividend to TGN Holdings Ltd. Tyco will pay all of the expenses of the offering. Pending these uses, we intend to invest the proceeds under our deposit agreement with Tyco.

   Although we currently intend to use the net proceeds as stated, the precise allocation of funds will depend on future commercial, technological, regulatory and other developments which may affect our business, the competitive climate in which we operate and the emergence of future opportunities. Because of the number and variability of factors that determine our use of the net proceeds of the offering, we cannot assure you that our application of the net proceeds will not vary substantially from our current intentions.

   If the underwriters exercise their over-allotment option and purchase shares from TGN Holdings Ltd., we will not receive any of the proceeds from the sale of those shares.

                                   DIVIDENDS

   We currently anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual and other relevant legal and regulatory restrictions, capital requirements, business prospects, and other factors our board of directors deems relevant.

                     CORPORATE STRUCTURE AND REORGANIZATION

   TyCom Ltd. was formed on March 8, 2000 and is a wholly-owned indirect subsidiary of Tyco International Ltd. Prior to the offering, Tyco will effectuate a restructuring that will result in TyCom owning the operating entities that comprise the TyCom business. In exchange, TGN Holdings Ltd. will receive 190,000,000 common shares of TyCom. After the offering, Tyco will indirectly own at least 80% of the common shares of TyCom, assuming no exercise of the over-allotment option.

   We anticipate that before the closing of the offering TyCom will declare a dividend payable to TGN Holdings Ltd., its sole shareholder, in an amount
calculated to result in TyCom retaining $      in net proceeds from the
offering. This dividend will be paid promptly after the closing of the offering out of the net proceeds from the offering. Investors in this offering will not receive this dividend.

                                 CAPITALIZATION

   The following table sets forth our capitalization at March 31, 2000:

  .  on an actual basis; and

  . on an as adjusted basis to reflect the issuance of 190,000,000 common shares to TGN Holdings Ltd. in connection with the formation of TyCom and our receipt of the estimated net proceeds from the sale of 40,000,000 common shares in the offering.

   This table should be read in conjunction with "Selected Consolidated Financial Data," our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus.

                                                             March 31, 2000
                                                           -------------------
                                                           Actual  As Adjusted
                                                           ------  -----------
                                                             (in millions)
Cash and cash equivalents................................. $ 15.3   $  883.8(1)
Short-term advances to Tyco...............................   87.1       87.1
Current portion of long-term debt......................... $  2.2   $    2.2


Long-term debt:
 Revolving credit facility from Tyco...................... $   --   $     --
 8.0% Peseta denominated note due 2003....................    7.3        7.3
 7.3% loan from Tyco due 2010.............................  200.0      200.0
 7.5% loan from Tyco due 2012.............................  250.0      250.0
 7.5% loan from Tyco due 2015.............................  200.0      200.0
                                                           ------   --------
  Total debt..............................................  657.3      657.3
  Less: current portion...................................   (2.2)      (2.2)
                                                           ------   --------
  Total long-term debt....................................  655.1      655.1
                                                           ------   --------


Minority interest.........................................   53.5       53.5
                                                           ------   --------


Shareholder's equity:
 Preference shares, $1.00 par value, 600,000,000
  authorized; none issued
  and outstanding.........................................     --         --
 Common shares, $0.25 par value, 3,000,000,000 authorized;
  230,000,000 issued and outstanding......................     --       57.5
 Share premium............................................     --      916.6
 Tyco investment..........................................  105.6         --
 Currency translation adjustment..........................  (33.0)     (33.0)
                                                           ------   --------
Total shareholder's equity................................   72.6      941.1
                                                           ------   --------
Total capitalization...................................... $781.2   $1,649.7
                                                           ======   ========

--------

(1)Assumes all $868.5 million of estimated net proceeds is retained by TyCom.

   In connection with the formation of TyCom and the related organizational restructuring of Tyco, all of our long-term loans from Tyco were refinanced with new long-term loans from Tyco, which have maturities of at least 10 years. TyCom also intends to enter into a revolving credit facility with Tyco for
borrowings of up to $      that will be available for a period of not less than
three years. Before the closing of the offering, we intend to declare a dividend payable to TGN Holdings Ltd. in an amount calculated to result in TyCom retaining an amount, which together with cash from operations and funds drawn under the credit agreement with Tyco, is adequate to fund the first phase
of the TyCom Global Network, or approximately $       million. Please see the
Overview section in "Management's Discussion and Analysis of Financial Conditions and Results of Operations".

                                    DILUTION

   Our pro forma net tangible book value as of March 31, 2000 was a deficit of ($251.1) million (excluding goodwill and other intangible assets of $323.7 million) or ($1.32) per common share. Pro forma net tangible book value per share is determined by dividing our tangible net worth, total tangible assets less total liabilities, by the aggregate number of common shares outstanding. After giving effect to the sale by us of the 40,000,000 common shares in this offering, at an assumed initial public offering price of $22.50 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value at March 31, 2000 would have been $617.4 million or $2.68 per share. This represents an immediate increase in pro forma net tangible book value to our existing shareholder of $4.00 per share and an immediate dilution to new investors of $19.82 per share. The following table illustrates this per share dilution:

Assumed initial public offering price...........................         $22.50
  Pro forma net tangible book value per share as of March 31,
   2000......................................................... ($1.32)
  Increase in pro forma net tangible book value per share
   attributable to new investors................................   4.00
                                                                 ------
Pro forma net tangible book value per share after offering......           2.68
                                                                         ------
Dilution per share to new investors.............................         $19.82
                                                                         ======

   Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share. The following table sets forth, on a pro forma basis, as of March 31, 2000, the number of common shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by our existing shareholder and by the new investors, at an assumed initial public offering price of $22.50 per common share, the midpoint of the range set forth on the cover page of this prospectus, before deducting the underwriting discount:

                               Shares
                             Purchased    Total Consideration
                           -------------- ----------------------   Average Price
                           Number Percent  Amount      Percent       Per Share
                           ------ ------- ----------  ----------   -------------
Existing shareholder......             %   $                     %     $
New investors.............
  Total...................          100%   $                  100%

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected consolidated financial information for the fiscal years ended September 30, 1995, 1996, 1997, 1998 and 1999 and the six months ended March 31, 1999 and 2000. TyCom is a wholly-owned indirect subsidiary of Tyco International Ltd., a company incorporated in Bermuda. The following financial information presents the consolidated financial position and results of operations of TyCom as a subsidiary of Tyco, including adjustments necessary for a fair presentation of the business. The information as of September 30, 1998 and 1999 and for each of the three years ended September 30, 1997, 1998 and 1999 were derived from the audited consolidated financial statements of TyCom included elsewhere in this prospectus. The unaudited information as of September 30, 1995, 1996 and 1997 and March 31, 1999 and 2000, for the years ended September 30, 1995 and 1996 and for the six months ended March 31, 1999 and 2000 were derived from the historical books and records of TyCom and its subsidiaries. The financial information presented may not be indicative of our future results as an owner-supplier or the results that would have been achieved had TyCom operated as a stand-alone entity. This selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

                                                                                  Six Months Ended
                                       Year Ended September 30,                       March 31,
                          ------------------------------------------------------  ------------------
                          (Unaudited) (Unaudited)                                    (Unaudited)
                             1995        1996       1997        1998      1999      1999      2000
                          ----------- ----------- --------    --------  --------  --------  --------
                                                     (in millions)
Consolidated Statements
 of Operations Data:
 Revenue from product
  sales.................    $154.3      $162.6    $  342.6    $1,187.0  $1,450.0  $  608.5  $1,196.2
 Service revenue........        --          --        32.9        94.6     187.6      90.8      79.6
                            ------      ------    --------    --------  --------  --------  --------
 Net revenue............     154.3       162.6       375.5     1,281.6   1,637.6     699.3   1,275.8
 Cost of product sales..      97.2        98.0       226.0       821.7   1,093.2     437.0     934.1
 Cost of services.......        --          --        20.9        69.7      86.5      34.8      45.4
 Sales and marketing....       2.1         2.5         7.4        23.4      17.6       8.7       7.1
 Research and
  development...........        --          --         9.5        39.5      52.7      26.5      26.7
 General and
  administrative........       4.1         5.1        16.2        65.0      64.0      29.8      42.3
 Write-off of in-process
  research and
  development...........        --          --       361.0(1)       --        --        --        --
                            ------      ------    --------    --------  --------  --------  --------
 Operating income
  (loss)................      50.9        57.0      (265.5)      262.3     323.6     162.5     220.2
 Interest income
  (expense), net........        --          --         1.8        (9.9)    (39.3)    (23.6)     (1.2)
 Minority interest......        --          --        (3.8)      (14.1)    (15.2)     (7.5)     (6.7)
                            ------      ------    --------    --------  --------  --------  --------
 Income (loss) before
  income taxes                50.9        57.0      (267.5)      238.3     269.1     131.4     212.3
 Income tax (expense)
  benefit...............     (18.3)      (20.0)      110.9       (86.3)   (106.1)    (54.0)    (77.1)
                            ------      ------    --------    --------  --------  --------  --------
 Net income (loss)......    $ 32.6      $ 37.0    $ (156.6)   $  152.0  $  163.0  $   77.4  $  135.2
                            ======      ======    ========    ========  ========  ========  ========
 Pro forma income (loss)
  per common share:
 Basic..................
 Diluted................

Other Data:
 Capital expenditures...    $  5.2      $  3.7    $   18.7    $   28.2  $   97.4  $   39.0  $   66.1
 Net cash provided by
  operating activities..      33.1        35.2       272.4        46.9     773.5     147.0     135.7
 Net cash used in
  investing activities..      (5.2)       (3.7)      (29.2)     (110.3)   (172.1)    (67.5)    (57.3)
 Net cash provided
  (used) by financing
  activities............     (25.7)      (31.6)     (243.2)      113.1    (639.0)    (58.1)    (75.2)
 EBITDA (2).............      55.6        61.7      (253.9)      298.8     370.7     181.8     253.2
Consolidated Balance
 Sheet Data:
 Total assets...........    $ 48.7      $ 53.3    $1,364.4(3) $1,366.8  $2,392.2  $1,569.8  $1,870.0
 Long-term debt.........        --          --          --       600.0     608.2     601.3     655.1
 Shareholder's equity...      32.5        38.0       676.8(3)    213.7     498.5     212.1      72.6

-------
(1) Represents a charge for the write-off of purchased in-process research and development related to the acquisition of the submarine systems business of AT&T Corp. in July 1997.
(2) The operating results, which are presented in accordance with generally accepted accounting principles, are supplemented by a discussion of EBITDA. As the operations of our business transition to deploying the TyCom Global Network and selling bandwidth capacity, management will begin to view results on an EBITDA basis. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA, however, should not be considered an alternative to operating or net income as an indicator of the performance of our business, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles.

(3) Unaudited.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read this discussion in conjunction with the consolidated financial statements and notes thereto and other financial information included elsewhere in this prospectus.

Introduction

   TyCom Ltd., a Bermuda company, was incorporated in March 2000, as a wholly-owned subsidiary of Tyco International Ltd. to serve as the holding company for its undersea fiber optic cable communications business.

   The consolidated financial statements of TyCom included elsewhere in this prospectus include Simplex Technologies, acquired by Tyco in 1974, for all periods presented. The consolidated financial statements also include Tyco Submarine Systems Ltd., formerly AT&T's submarine systems business, acquired by Tyco on July 1, 1997, and Telecomunicaciones Marinas, S.A., known as Temasa, acquired by Tyco on May 18, 1999. Tyco Submarine Systems Ltd. and Temasa are included in the consolidated financial statements from their respective dates of acquisition.

Overview

   TyCom is an independent provider of undersea fiber optic networks and services, engaged in the design, engineering, manufacture, installation and maintenance of undersea fiber optic networks. We operate manufacturing facilities that produce undersea cables, optical amplifiers and land-based terminal transmission equipment. We operate a fleet of eleven cable ships that installs undersea systems and participate in maintenance agreements to service existing systems. Our backlog of supply and service contracts is $2.7 billion as of March 31, 2000.

   We plan to apply our capabilities to construct our own global undersea fiber optic network and sell its bandwidth capacity to others. We estimate that the total cost to implement the first phase of the TyCom Global Network, as currently contemplated, will be approximately $5.7 billion. We expect the first phase to be operational by the end of calendar 2002. Our current estimate of spending to deploy the first phase of the TyCom Global Network in each of the next three fiscal years is summarized below.

                                                            Fiscal Fiscal Fiscal
                                                             2000   2001   2002
                                                            ------ ------ ------
                                                               (in millions)
Network system construction................................  $400  $2,400 $1,700
Land-based infrastructure..................................   --      100    550
Maintenance................................................   --       50    150
                                                             ----  ------ ------
    Total network costs....................................   400   2,550  2,400


General capital expenditures...............................   100     100    100
                                                             ----  ------ ------
    Total first phase costs................................  $500  $2,650 $2,500
                                                             ====  ====== ======

   We expect to fund the total cost of the first phase of the network with cash from operations, including current contracts and bandwidth capacity sales on our network, a portion of the net proceeds from this offering and funds drawn under our credit agreement with Tyco. Network construction beyond the first phase is expected to be funded with operating cash flow, principally earned from selling bandwidth capacity and related services on completed portions. The first revenue producing portion of the TyCom Global Network, the transatlantic portion, is expected to be operational in the second half of calendar 2001.

   Our revenue through fiscal 2001 will be derived primarily from our historical business of providing systems and maintenance services under customer contracts currently in backlog. Following the completion of the transatlantic portion of the first phase, we expect our primary revenue source to be the sale of bandwidth capacity on the TyCom Global Network. We plan to continue to provide our products and services to others while we are deploying our network. Beginning in our fiscal year 2002, we expect that revenue from bandwidth capacity sales and related services will account for more than 75% of our annual revenue.

   During construction of the transatlantic portion of the TyCom Global Network, our revenues and operating income may decrease from current levels. Based on the current project backlog, product revenues are expected to decline each quarter through June 30, 2001. During the same period, operating expenses are expected to increase due to building our infrastructure, including network operations, sales and marketing, research and development, and administration. This may result in our having an operating loss during the first half of calendar 2001 as we begin to sell capacity on the TyCom Global Network. In keeping with industry practice, we intend to sell capacity on the TyCom Global Network primarily in the form of indefeasible rights of use on terms tailored to our customers' particular needs. Each agreement is expected to provide that, in return for payment of the purchase price, the customer will receive beneficial ownership of the relevant capacity. In addition, the customer will become responsible for paying the network maintenance charges.

   In June 1999, the Financial Accounting Standards Board issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." This interpretation clarifies that sales of real estate with property improvements or integral equipment that cannot be removed and used separately from the real estate without incurring significant costs should be accounted for under FASB Statement No. 66, "Accounting for Sales of Real Estate". The interpretation and application of FASB Interpretation No. 43 as it relates to the telecommunications industry and the sale of capacity on undersea communications systems is still evolving and is currently under discussion with the accounting standard setting boards. The application of this interpretation may result in our delaying the recognition of revenue for cash received for certain capacity sales contracts on undersea communications systems that do not satisfy the requirements of FASB Statement No. 66. To the extent that contracts satisfy the requirements for sales type lease accounting, revenue may be recognized without deferral.

   Further clarification of FASB Interpretation No. 43 may result in our deferring the recognition of future revenue and earnings related to the sale of bandwidth capacity. However, we do not believe that deferring the recognition would have any impact on our future business operations or the reporting of our future cash flows.

Results of Operations

   References to fiscal 1999, fiscal 1998 and fiscal 1997 are to the twelve month fiscal years ended September 30, 1999, 1998 and 1997, respectively.

   Net income was $135.2 million for the six months ended March 31, 2000, as compared to $77.4 million for the six months ended March 31, 1999. Net income
(loss) was $163.0 million in fiscal 1999, as compared to $152.0 million in fiscal 1998 and ($156.6) million in fiscal 1997. Net loss for fiscal 1997 included an after-tax charge of $220.2 million, $361.0 million pre-tax, for the write-off of purchased in-process research and development costs associated with the acquisition of the submarine systems business of AT&T. The operating results, which are presented in accordance with GAAP, are supplemented by a discussion of EBITDA. As the operations of our business transition to deploying the TyCom Global Network and selling bandwidth capacity, we will begin to view results on an EBITDA basis. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA, however, should not be considered an alternative to operating or net income as an indicator of the performance of our business, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.

   When we make an acquisition, the acquired company is immediately integrated with our existing operations. Consequently, we do not separately track the operating results of acquired companies. The discussion below includes estimated revenue comparisons that exclude the effects of acquisitions.


Six Months Ended March 31, 2000 Compared to Six Months Ended March 31, 1999

 Revenues

   Net revenue increased 82.4% during the six months ended March 31, 2000 to $1,275.8 million from $699.3 million in the six months ended March 31, 1999. Revenue from product sales increased 96.6% to $1,196.2 million from $608.5 million. The major projects driving product revenue growth included SAm-1 (an increase of $311 million), Pacific Crossing-1 (an increase of $228 million) and Yellow (an increase of $164 million), partially offset by a decrease in revenue of $145 million from China-US. The SAm-1 system was contracted in July 1999 and connects major telecommunication centers around South America. Pacific Crossing-1 was contracted in April 1998 and connects the United States and Japan. The Yellow cable system was contracted in June 1999 and connects the United States and the United Kingdom. China-US was contracted in December 1997 and connects the United States and China.

   Service revenue decreased 12.3% to $79.6 million from $90.8 million. Service revenue decreased primarily due to a decline of $34.7 million in capacity sales commissions related to the Atlantic Crossing-1 project.

   Additionally, net revenue increased in part due to the acquisition of Temasa in May 1999. Excluding the impact of Temasa, net revenue increased 77.2% in the six months ended March 31, 2000.

 Operating Results

   Operating income increased $57.7 million, or 35.5%, to $220.2 million in the six months ended March 31, 2000. Operating income was 17.3% of revenues in the six months ended March 31, 2000, as compared to 23.2% in the six months ended March 31, 1999. The increase in operating income was primarily due to increased project revenue and the inclusion of the results of Temasa in the six months ended March 31, 2000, partially offset by increased operating expenses. In the six months ended March 31, 2000, operating income was negatively impacted by recording $34.3 million in receivable allowances and bad debt reserves; recording $24.7 million in inventory reserves for potential excess and obsolete inventory due to technology changes on terminal equipment; recording a reserve of $19.9 million primarily related to the delayed delivery of Americas II, a system which we installed in coordination with other suppliers; and recording $5.0 million in reserves related to loss on a contract. In the six months ended March 31, 1999, $34.7 million in income was generated from capacity sales commissions related to the Atlantic Crossing-1 project.

   During the six months ended March 31, 2000, we incurred $7.1 million in sales and marketing costs compared to $8.7 million during the six months ended March 31, 1999. Sales and marketing expenses were 0.6% and 1.2% of total revenues during the six months ended March 31, 2000 and 1999, respectively. The decrease in sales and marketing costs was primarily due to a decrease in travel and entertainment and personnel costs, associated with the transition from being a supplier to an owner of undersea cable. The decrease in sales and marketing costs as a percentage of revenue also reflects higher project revenue for the current period. We expect these costs to rise to a higher level as we build the sales and marketing staff and begin to sell bandwidth capacity on the TyCom Global Network.

   Research and development costs were $26.7 million and $26.5 million in the six months ended March 31, 2000 and 1999, respectively. Research and development expenses remained relatively unchanged, as higher spending related to additional personnel, higher depreciation and higher overhead costs incurred in connection with a new TyCom research and development facility were substantially offset by a decrease in research and development expenses reflecting a one-time charge for moving expenses related to the new facility and incurred in the prior year. Research and development expenses were 2.1% and 3.8% of total revenues during the six months ended March 31, 2000 and 1999, respectively. The decrease in research and development costs as a percentage of revenue was due to higher project revenue for the current period.

   During the six months ended March 31, 2000, we incurred $42.3 million in general and administrative costs compared to $29.8 million during the six months ended March 31, 1999. General and administrative expenses were 3.3% and 4.3% of total revenues during the six months ended March 31, 2000 and 1999, respectively. The increase in general and administrative costs was due primarily to an increase in an allocation for charges for services performed by Tyco of $5.7 million, an increase in goodwill amortization of $2.2 million due to the acquisition of Temasa in May 1999 and an increase in bonus expense of $1.7 million as a result of increased profits. The decrease in general and administrative costs as a percentage of revenue was due to higher project revenue for the current period.

   EBITDA increased $71.4 million, or 39.3%, to $253.2 million in the six months ended March 31, 2000. Depreciation and amortization expense for the six months ended March 31, 2000 was $33.0 million compared to $19.3 million for the six months ended March 31, 1999. The increase of $13.7 million was principally due to an increase in depreciation of $11.5 million related to the addition of a new cable ship, the C.S. Tyco Provider, and the establishment of a new manufacturing facility. In addition, amortization of goodwill increased $2.2 million due to the acquisition of Temasa in fiscal 1999.

 Interest Expense, net

   Interest expense, net, was $1.2 million for the six months ended March 31, 2000, as compared to $23.6 million for the six months ended March 31, 1999. Interest expense, net, decreased due primarily to an increase in interest income on short-term advances to Tyco. The balance of short-term advances to Tyco fluctuates due to the timing of contracts. The weighted average rate of interest on all long-term debt during the six months ended March 31, 2000 and 1999 was unchanged at 7.1%.

 Income Tax Expense

   The effective income tax rate was 36.3% during the six months ended March 31, 2000, as compared to 41.1% in the six months ended March 31, 1999. The decrease in the effective income tax rate was primarily due to higher earnings in tax jurisdictions with lower income tax rates.

   We believe that we will generate sufficient future income to realize the tax benefits related to our deferred tax assets.

Fiscal 1999 Compared to Fiscal 1998

 Revenues

   Net revenue increased 27.8% during fiscal 1999 to $1,637.6 million from $1,281.6 million in fiscal 1998. Revenue from product sales increased 22.2% to $1,450.0 million from $1,187.0 million. This increase was due primarily to higher industry demand driving backlog and project activity. Fiscal 1999 product revenues were favorably impacted by several large projects, including Pacific Crossing-1 (an increase of $364 million), Pan American Crossing (an increase of $191 million), and China-US (an increase of $128 million). The Pan American Crossing system connects California, Mexico, Panama, Venezuela and St. Croix.

   Service revenue increased 98.3% to $187.6 million from $94.6 million. This increase was primarily due to the inclusion of $45.0 million in commissions recognized by TyCom for assisting customers in selling capacity on their systems and $20.0 million in operations and maintenance revenue related to the Atlantic Crossing-1 project.

   Additionally, net revenue increased in part due to the acquisition of Temasa in May 1999. Excluding the impact of Temasa, net revenue increased an estimated 26.2%.

 Operating Results

   Operating income increased $61.3 million, or 23.4%, to $323.6 million in fiscal 1999. Operating income was 19.8% of revenues in fiscal 1999, as compared to 20.5% in fiscal 1998. Operating income increased due to higher project revenues, offset in part by several lower margin projects and costs associated with completing one project. In addition, service revenues were higher due to operations and maintenance revenue for the Atlantic Crossing-1 project. Also, operating income was approximately $45 million higher due to bandwidth capacity sales commissions on the Atlantic Crossing-1 project. Operating income as a percentage of revenue decreased primarily as a result of several lower margin projects and costs associated with completing one project, partially offset by capacity sales commissions. In addition, the inclusion of Temasa favorably impacted operating income for the period.

   During fiscal 1999, we incurred $17.6 million in sales and marketing costs compared to $23.4 million during fiscal 1998. Sales and marketing expenses were 1.1% and 1.8% of total revenues during fiscal 1999 and fiscal 1998, respectively. The decrease in sales and marketing costs was primarily attributable to a reduction in sales personnel, who were previously selling bandwidth capacity for Atlantic Crossing-1, and related expenditures.

   Research and development costs were $52.7 million and $39.5 million in fiscal 1999 and fiscal 1998, respectively. The $13.2 million increase was due to additional personnel and related costs of $9.9 million and higher overhead costs of $3.3 million related to the new TyCom Laboratories research and development facility. Research and development expenses were 3.2% and 3.1% of total revenues during fiscal 1999 and fiscal 1998, respectively. Research and development costs as a percentage of revenue remained substantially the same due to total research and development expenses increasing at a rate consistent with the increase in total revenues.

   During fiscal 1999, general and administrative costs of $64.0 million remained relatively constant at $64.0 million, as compared to $65.0 million incurred during fiscal 1998. General and administrative expenses were 3.9% and 5.1% of total revenues during fiscal 1999 and fiscal 1998, respectively. General and administrative expenses as a percentage of revenues decreased due to higher revenues.

   EBITDA increased $71.9 million, or 24.1%, to $370.7 million. Depreciation and amortization expense in fiscal 1999 was $47.1 million compared to $36.5 million in fiscal 1998. The increase of

$10.6 million was principally due to an increase in depreciation of $7.7 million related to the purchase of a cable ship, the C.S. Tyco Provider, during fiscal 1999 and additional research and development equipment. In addition, amortization of goodwill of $2.9 million associated with the Temasa acquisition contributed to this increase.

 Interest Expense, net

   Interest expense, net, was $39.3 million for fiscal 1999 as compared to $9.9 million for fiscal 1998. Interest expense, net, increased due primarily to incurring $600.0 million of long-term indebtedness to Tyco in February and March 1998. The weighted average rate of interest on all long-term debt during fiscal 1999 and 1998 was 7.1% and 7.2%, respectively.

 Income Tax Expense

   The effective income tax rate was 39.4% during fiscal 1999, as compared to 36.2% in fiscal 1998. The increase in the effective income tax rate was primarily due to the generation of fewer tax credits, partially offset by higher earnings in tax jurisdictions with lower income tax rates.

Fiscal 1998 Compared to Fiscal 1997

 Revenues

   Net revenue increased 241.3% during fiscal 1998 to $1,281.6 million from $375.5 million in fiscal 1997. This increase was due primarily to inclusion for a full year of the AT&T submarine systems business acquired in July 1997. Excluding the impact of this acquisition, revenues increased an estimated 27.3%. Revenue from product sales increased 246.5% to $1,187.0 million from $342.6 million. The primary reasons for the project revenue growth, excluding the impact of the AT&T submarine systems business, were increases in the revenues recognized on Atlantic Crossing-1 (an increase of $354 million), Columbus III (an increase of $84 million) and Americas II (an increase of $74 million) systems, partially offset by a $337 million decrease in revenue for the FLAG system. The Columbus III contract was signed in February 1998 and the system connects the United States, Azores, Portugal, Spain and Italy. The FLAG system was contracted in December 1994 and connects Europe, the Middle East and Asia.

   Service revenue increased 187.5% to $94.6 million from $32.9 million primarily because we did not offer service and maintenance until we acquired our own ships as part of the AT&T submarine systems acquisition on July 1, 1997, partially offset by some ships being used for installation work rather than maintenance in fiscal 1998.

 Operating Results

   Excluding the write-off of purchased in-process research and development, operating income increased $166.8 million, or 174.7%, to $262.3 million in fiscal 1998 from $95.5 million in fiscal 1997 and represented 20.5% of revenues in fiscal 1998, as compared to 25.4% in fiscal 1997. The increase in operating income was due to a full year inclusion of the AT&T submarine systems business, with Atlantic Crossing-1, Columbus III and Americas II contributing to these higher results. The decrease in operating income as a percentage of revenues was due to the inclusion of AT&T's submarine systems business, which was a lower margin business than Simplex.

   Operating expenses increased substantially on a relative basis due to the inclusion of the results of AT&T's submarine systems business for a full year in fiscal 1998. During fiscal 1998, we incurred $23.4 million in sales and marketing costs compared to $7.4 million during fiscal 1997. Sales and marketing expenses were 1.8% and 2.0% of total revenues during fiscal 1998 and fiscal

1997, respectively. Research and development costs were $39.5 million and $9.5 million in fiscal 1998 and fiscal 1997, respectively. During fiscal 1998, we incurred $65.0 million in general and administrative costs compared to $16.2 million during fiscal 1997. General and administrative expenses were 5.1% and 4.3% of total revenues during fiscal 1998 and fiscal 1997, respectively.

   EBITDA, excluding the write-off of purchased in-process research and development, increased $191.7 million, or 179.0%, to $298.8 million in fiscal 1998 from $107.1 million in fiscal 1997. Depreciation and amortization expense in fiscal 1998 was $36.5 million compared to $11.6 million in fiscal 1997. The increase was principally due to a full year inclusion of the AT&T submarine systems business and capital expenditures related to research and development equipment.

   In connection with the acquisition of AT&T's submarine systems business, we considered an appraisal of the intangible assets, which valued acquired in-process research and development at $361.0 million. The acquired in-process research and development was expensed in the quarter ended September 30, 1997. In addition, intangible assets associated with prior generation technology, alternative use patents and other technology and patents were valued at $41.0 million and are being amortized over 17 years. See Note 3 to the Consolidated Financial Statements.

 Interest Expense, net

   Interest expense, net was $9.9 million for fiscal 1998 as compared to interest income of $1.8 million for fiscal 1997. Interest expense increased due to amounts outstanding on long-term loans from Tyco made in February and March 1998.

   The weighted average rate of interest on all long-term debt during fiscal 1998 was 7.2%. There was no long-term debt outstanding during fiscal 1997.

 Income Tax Expense

   The effective income tax rate was 36.2% during fiscal 1998, as compared to 32.0% in fiscal 1997, excluding the impact related to the write-off of purchased in-process research and development. The increase in the effective income tax rate was primarily due to utilization of tax credits in fiscal 1997 on a smaller taxable income base.

Liquidity and Capital Resources

   We expect to fund the total cost of the first phase of the TyCom Global Network with cash flow from operations, including bandwidth capacity sales on our network and current contracts, a portion of the net proceeds from this offering and funds drawn under our credit agreement with Tyco. This facility,
under which we can borrow up to $     , will be available for a period of not
less than three years. It is anticipated that before the closing of the offering, TyCom will declare a dividend payable to its sole shareholder, using cash proceeds from the offering in an amount calculated to result in TyCom
retaining $        in net proceeds from the offering. Please see "Management's
Discussion and Analysis of Financial Condition and Results of Operations-- Overview" for further discussion of the source and use of funds related to the TyCom Global Network.

   As presented in the consolidated statement of cash flows, net cash provided by operating activities was $135.7 million in the six months ended March 31, 2000 and $773.5 million in fiscal 1999. The significant changes in working capital in the six months ended March 31, 2000 were a $156.5 million increase in accounts receivable and a $54.5 million increase in accrued expenses and other current liabilities. The significant changes in working capital in fiscal 1999 were a $725.5 million decrease in contracts in process and a $183.6 million increase in accounts receivable.

   For the six months ended March 31, 2000, accounts receivable increased due to the $108 million customer billing on the SAm-1 project, $80 million customer billing on the Hibernia project and $48 million customer billing on the Americas II project, partially offset by collection of an $80 million receivable related to the Pacific Crossing-1 project. The Hibernia system was contracted in June 1999 and consists of a 12,300 kilometer four fiber pair ring between the United States, Canada, United Kingdom and Ireland. The increase in accrued expenses and other current liabilities was due principally to the $38 million customer advance received in connection with the SAm-1 project scheduled for closing in the third quarter of fiscal 2000.

   For fiscal 1999, contracts in process decreased due to billings in excess of costs related to SAm-1, Yellow, Hibernia, Pacific Crossing-1, and Pan American Crossing contracts. All of these balances will be reduced to zero over the lives of the related contracts. The increase in accounts receivable reflects the increase in business volume and timing of billing milestones for the applicable contracts. Specifically, accounts receivable for Pacific Crossing-1 increased by $80 million, Atlantic Crossing-1 increased by $38 million, Americas II increased by $35 million, Hibernia increased by $19 million, and Yellow increased by $16 million. We expect to collect these balances in fiscal 2000.

   Our accounts receivable are largely comprised of a few major customers. At March 31, 2000, three customers comprised approximately 60% of total accounts receivable. At September 30, 1999, one customer comprised approximately 52% of total accounts receivable. We mitigate such concentrations of credit risk through a review of a customer's credit history before extending credit and evaluating customers' ability to perform obligations under its agreements. We do not expect our customers to fail to meet their obligations under contracts given their credit rating or the financing in place for the applicable contracts. In addition, we establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. As we expand our undersea cable business to become a provider of bandwidth services, we believe the concentrations of credit risk will decrease due to an increased number of customers.

   During the six months ended March 31, 2000 and fiscal 1999, we used cash of $66.1 million and $97.4 million, respectively, to purchase property, plant and equipment. Our level of capital expenditures, excluding those relating to the TyCom Global Network, is expected to increase moderately during fiscal 2000, and the primary source of funds for such expenditures is expected to be cash from operating activities and short-term financing provided by Tyco under the revolving credit facility discussed below.

   During fiscal 1999, Tyco acquired Temasa for cash of $280.0 million. This business was contributed to us by Tyco subsequent to the acquisition. In addition, during the six months ended March 31, 2000 and fiscal 1999, we paid out cash of $0.8 million and $8.5 million, respectively, for purchase accounting liabilities established in connection with the acquisitions of Temasa and the AT&T submarine systems business.

   Short-term advances to Tyco reflect cash balances generated from our operating activities that we transferred to Tyco to be included in Tyco's consolidated cash management activities. The advances are available to TyCom on an as needed basis. Short-term advances decreased in the six months ended March 31, 2000 due primarily to a $550 million cash dividend paid to Tyco affiliates in March 2000, partially offset by an increase in long-term loans from Tyco and positive cash flow for the period. Short-term advances increased in fiscal 1999 due to positive cash flow for the period.

   Tyco has provided short-term and long-term borrowings to us to finance our cash flow needs. Short-term loans have been provided by Tyco to fund the purchase of significant expenditures related to projects. At March 31, 2000, short-term loans of $12.0 million were outstanding and are included in accrued expenses and other current liabilities on our consolidated balance sheet.

   At March 31, 2000, our total long-term debt was $655.1 million, primarily consisting of long-term loans from Tyco. In connection with the formation of TyCom and related organizational restructuring of Tyco which occurred in March 2000, all of our long-term loans from Tyco were refinanced with new long-term loans from Tyco, which have maturities of at least 10 years. We believe interest rates on these loans are no less favorable than those available to TyCom from a third party commercial lender. These new loans are prepayable without penalty at par value at any time after March 2005. Prepayment of amounts outstanding prior to March 2005 require a redemption premium of up to 5%. In addition, Tyco has caused the TyCom operating entities to dividend $550.0 million up to it as part of this same organizational restructuring which occurred in March 2000.

   You should also read "Business--Legal Proceedings" and "Risk Factors--We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims" for information relating to the potential impact of certain litigation.

 Backlog

   At March 31, 2000, we had a backlog of unfilled orders of $2,659.7 million, compared to a backlog of $3,535.4 million at September 30, 1999 and $2,480.7 million at September 30, 1998. Backlog decreased from September 30, 1999 to March 31, 2000, due to a decline in contract bookings. Backlog increased from September 30, 1998 to September 30, 1999 due to increased industry demand driving contract bookings for the period. Major contracts booked included SAm-1, Hibernia and Yellow cable systems. We expect backlog to continue to decline as we begin to focus on the development of the TyCom Global Network.

   Backlog includes maintenance contracts of $689.0 million, $529.7 million and $544.2 million as of March 31, 2000, and September 30, 1999 and 1998, respectively. Maintenance backlog increased from September 30, 1999 to March 31, 2000 due to booking maintenance contracts for the Hibernia and SAm-1 systems. Maintenance backlog decreased from September 30, 1998 to September 30, 1999 due to revenue recognition on outstanding maintenance arrangements, partially offset by the inclusion of the Temasa backlog due to the acquisition of this business in May 1999.

Quantitative and Qualitative Disclosures About Market Risk

   We are subject to market risk associated with changes in interest rates, currency exchange rates and certain commodity prices. In order to manage the volatility relating to our more significant market risks, we enter into interest rate swaps and commodity swaps. We do not anticipate any material changes in our primary market risk exposures in fiscal 2000.

   We utilize risk management procedures and controls in executing derivative financial instrument transactions. We do not execute transactions or hold derivative financial instruments for trading purposes. Derivative financial instruments related to interest rate, forward currency exchange contracts and exchange rate sensitivity of debt obligations as well as commodity price exposures are used with the goal of mitigating a significant portion of these exposures when it is cost-effective to do so. Counter-parties to derivative financial instruments are limited to financial institutions with at least an AA long-term credit rating.

 Interest Rate Sensitivity

   The table below provides information about our financial instruments as of September 30, 1999 that are sensitive to changes in interest rates, including debt obligations and interest rate swaps. For debt obligations, the table presents cash flows of principal repayment (in millions) and weighted average interest rates. For interest rate swaps, the table presents notional amounts (in millions) and weighted average interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The amounts included in the table below are in U.S. dollars.

                         Fiscal Fiscal  Fiscal Fiscal Fiscal                  Fair
                          2000   2001    2002   2003   2004  Thereafter Total Value
                         ------ ------  ------ ------ ------ ---------- ----- -----
                                     (in millions, except percentages)
Total debt:
 Fixed rate (Spanish
  Peseta denominated)...  2.3     2.6    2.8    1.5    --        --       9.2   8.7
   Average interest
    rate................  8.0%    8.0%   8.0%   8.0%   --        --
 Fixed rate (US$)(2)....  --    398.8    --     --     --      202.5    601.3 601.3
   Average interest
    rate................  --      7.2%   --     --     --        6.7%
Interest rate swap:
 Fixed to variable
  (Spanish Peseta
  denominated)..........  2.3     2.6    2.8    1.5    --        --       9.2   0.5
   Average pay rate
    (1).................  3.0%    3.0%   3.0%   3.0%   --        --
   Average receive
    rate................  8.0%    8.0%   8.0%   8.0%   --        --

--------
(1) Weighted average variable interest rates are based on applicable rates as of September 30, 1999 per the terms of the contracts of the related financial instruments.

(2) In March 2000, we refinanced our U.S. dollar denominated debt and increased our borrowings by entering into $200.0 million, $250.0 million and $200.0 million notes payable to Tyco, which bear interest at fixed rates of 7.3%, 7.5% and 7.5% and are due in March 2010, March 2012 and March 2015, respectively.

 Exchange Rate Sensitivity

   The table below provides information about our financial instruments as of September 30, 1999 that are sensitive to currency exchange rates. These instruments include debt obligations, interest rate swaps and forward currency exchange contracts. For debt obligations, the table presents cash flows of principal repayment and weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates. For forward currency exchange contracts, the table presents notional amounts and weighted average contractual strike prices. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The amounts included in the table below are in U.S. dollars.

                         Fiscal Fiscal Fiscal Fiscal Fiscal                  Fair
                          2000   2001   2002   2003   2004  Thereafter Total Value
                         ------ ------ ------ ------ ------ ---------- ----- -----
                                     (in millions, except percentages)
Total debt:
 Fixed rate (Spanish
  Peseta denominated)...  2.3    2.6    2.8    1.5    --       --       9.2   8.7
   Average interest
    rate................  8.0%   8.0%   8.0%   8.0%   --       --
Interest rate swap:
 Fixed to variable
  (Spanish Peseta
  denominated)..........  2.3    2.6    2.8    1.5    --       --       9.2   0.5
   Average pay rate
    (1).................  3.0%   3.0%   3.0%   3.0%   --       --
   Average receive
    rate................  8.0%   8.0%   8.0%   8.0%   --       --
Forward contracts:
 Received US$ / Pay
  Euro.................. 16.2    --     --     --     --       --      16.2   1.1
   Average contractual
    exchange rate.......  1.14   --     --     --     --       --

--------
(1) Weighted average variable interest rates are based on applicable rates as of September 30, 1999 per the terms of the contracts of the related financial instruments.

 Commodity Price Sensitivity

   The table below provides information about our financial instruments as of September 30, 1999 that are sensitive to changes in commodities prices. Total contract dollar amounts and notional quantity amounts are presented for forward commodity contracts. Contract amounts are used to calculate the contractual payments to be exchanged under the contracts.

                         Fiscal Fiscal Fiscal Fiscal Fiscal                  Fair
                          2000   2001   2002   2003   2004  Thereafter Total Value
                         ------ ------ ------ ------ ------ ---------- ----- -----
                                          (in millions, except percentages)
Forward contracts:
 Copper
   Contract amount
    (US$)...............  9.0    9.4    2.3     --     --       --     20.7   1.1
   Contract quantity (in
    000 metric tons)....  5.1    5.5    1.4     --     --       --     12.0

   Our exposure to market risk from changes in currency exchange rates and commodity prices has not changed materially from our exposure as of the most recent year ended September 30, 1999.

Accounting and Technical Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued SFAS No. 137 which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. We are currently analyzing this standard.

   During fiscal 1999, we adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income (loss) and its components in financial statements. The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity, other than transactions with shareholders. Total comprehensive income (loss) is included in the consolidated statements of shareholder's equity.

Year 2000 Compliance

   Our Year 2000 compliance programs and systems modifications were completed on time, and the conversion process was successful. Our business has not been adversely affected due to the failure of key third parties to successfully complete the Year 2000 conversion. Although there can be no assurances that all of our material third-party relationships had successful conversion programs, we do not expect that any such failure would have a material adverse affect on our financial position, results of operations or liquidity. The costs of our Year 2000 program to date have not been material, and we know of no further required modifications to our information technology or embedded technology systems that would have a material impact on our financial position, results of operations or liquidity.

Conversion to the Euro

   On January 1, 1999, 11 European countries began using the "Euro" as their single currency, while still continuing to use their own notes and coins for cash transactions. Banknotes and coins denominated in Euros are expected to be put in circulation and local notes and coins will cease to be legal tender during 2002. Temasa, along with the rest of Spain, will convert to the Euro in 2002. Introduction of the Euro has not and is not expected to result in any material adverse impact upon our business.

                                    BUSINESS

   We are a leading independent provider of undersea fiber optic networks and services. We are pioneers in the undersea fiber optic network industry, having designed the first fiber optic cable system using optical and electrical signal regeneration and the first transoceanic system using only light signal amplification. We have designed, manufactured and installed over 300,000 kilometers of undersea cable and have played a principal role in the deployment and maintenance of most of the world's major undersea cable networks.

   Our reputation is built on the technological accomplishments of TyCom Laboratories, which has its origins in Bell Labs. Transoceanic fiber optic cable systems require specialized technology that is significantly more sophisticated than that currently used in their terrestrial counterparts. Our scientists and design engineers work closely with our manufacturing and product engineering personnel to be the first-to-market with leading edge fiber optic cable systems and services. We are also one of a small number of undersea fiber optic cable system suppliers to have a large fleet of specially designed cable laying and maintenance ships stationed around the globe. The TyCom fleet currently participates in the maintenance of more than 300,000 kilometers of undersea cable.

   We plan to apply our expertise to establish ourselves as the first undersea telecommunications fiber optic network owner-supplier. We intend to design, manufacture, install, own, operate, maintain and sell bandwidth capacity on what we believe, based on the current features of existing and publicly announced networks, will be the world's most extensive and most technologically advanced global undersea fiber optic network--the TyCom Global Network. We are launching the TyCom Global Network to satisfy the increasing demand for undersea bandwidth capacity driven by the growth of the Internet and other bandwidth-intensive applications. We believe that our record of technological innovation and our experience in the supply, maintenance and operation of undersea systems uniquely position us to address this increasing demand for undersea bandwidth capacity.

   Through the TyCom Global Network, we plan to provide expanded undersea bandwidth capacity, system support and select value-added services to our targeted customer base, including traditional and emerging telecommunications providers, Internet and application service providers, and others requiring significant bandwidth capacity. As we deploy the TyCom Global Network, we remain dedicated to meeting the needs of our existing systems customers by completing our backlog. We also intend to reserve design, manufacturing, installation and maintenance capacity to enable us to continue to supply systems customers, but on a more limited basis than in the past.

   We plan to deploy the TyCom Global Network in a number of phases over the next ten years. Ultimately, we expect our network will span approximately 250,000 undersea kilometers, linking terrestrial networks on all six inhabited continents. We expect to connect first to those telecommunications centers around the world where voice, video, data and Internet demand for bandwidth is the greatest. We have begun implementation of the first phase of our network, which is scheduled for completion in 2002. Our first phase is designed to offer bandwidth capacity upgradeable to a minimum of 2.56 terabits per second, span approximately 70,000 undersea kilometers and connect 27 major telecommunications centers around the globe. We expect to utilize technology developed by TyCom Laboratories to design and manufacture the necessary cable, optical signal amplifiers and land-based terminal transmission equipment. We also plan to design, build, equip and staff the network operating centers and cable stations necessary to monitor and route the bandwidth traffic over our network. Our construction and maintenance division, including our fleet of cable ships, will install and maintain the TyCom Global Network.

   Our senior management team has built strong relationships with the top executives of the traditional and emerging telecommunications carriers to whom we have supplied cable systems. These carriers comprise a significant number of the potential customers we have targeted for the sale of bandwidth capacity on the TyCom Global Network. We intend to capitalize on those relationships and our reputation for the delivery of undersea cable systems as we expand our global sales and marketing staff to meet the challenge of selling bandwidth capacity and related services.

Our Market Opportunity

   We are building the TyCom Global Network to capitalize on several significant trends in the telecommunications industry:

   Increases in Global Telecommunications Demand. Recent research conducted for TyCom by The Yankee Group projects that transatlantic fiber optic traffic volume will increase at a compound annual growth rate of approximately 123% from 2000 through 2005. As a result of the rapid development of terrestrial networks in the United States and Europe over the last few years, demand for undersea bandwidth capacity to link to those and other networks is increasing. This need for interconnectivity requires the deployment of large bandwidth transoceanic systems. According to The Yankee Group, transpacific traffic volume will increase at a compound annual growth rate of approximately 129% from 2000 through 2005. Demand for large bandwidth transoceanic systems is developing, in part as a result of the use of wireless Internet and the ongoing deployment of terrestrial networks in the region. This projected demand for increased undersea bandwidth capacity will provide a significant opportunity to system and bandwidth capacity providers, especially those that have the technology, capital and infrastructure required for fast deployment and reliable maintenance of undersea fiber optic cable systems.

   Continuing Global Deregulation and the Emergence of New Telecommunications Services Providers. The ongoing process of deregulation and privatization continues to create opportunities for new entrants in the lines of business historically serviced by the traditional carriers. The emergence of new technologies has resulted in the creation of entirely new categories of competitors, including wireless operators, Internet and application service providers, and others requiring significant bandwidth capacity. In many cases, these new entrants have attempted to enhance their competitive position by focusing on providing bandwidth-intensive services, such as data transmission and Internet access. We expect this dynamic and highly competitive market to continue to provide significant opportunities for expanding undersea fiber optic bandwidth capacity.

   Transformation of the Undersea Cable System Market. Historically, consortia of national telecommunications carriers planned, constructed and owned undersea cable systems. This model has become increasingly less effective in a market where carriers' capital is best deployed elsewhere and carriers have found themselves in competition with each other. As a result, today's undersea cable system market is marked by the emergence of independent developers building systems and selling bandwidth capacity and related services on a flexible, market-driven basis.

Our Business Strategy

   Our goal is to become a leading provider of undersea fiber optic bandwidth solutions. We expect to achieve our goal by deploying the TyCom Global Network to capitalize on our leading edge technology, fast time to market, integrated range of services and other competitive advantages in the marketplace. The principal elements of our business strategy will be to:

   Deploy the World's Most Extensive and Technologically Advanced Global Undersea Fiber Optic Network. We intend to build what we believe will be the most extensive undersea fiber optic network in the world. We expect that the TyCom Global Network will ultimately span approximately 250,000 undersea kilometers and link terrestrial networks on all six inhabited continents. Our network will be developed using our proprietary, leading edge fiber optic technology designed to permit rapid, on-demand capacity upgrades at our land-based cable stations.

   Our plan is to build the TyCom Global Network in phases over the next ten years. We plan to deploy our first phase on the high volume East/West traffic routes of the Atlantic and the Pacific where anticipated demand for bandwidth is the greatest. We plan to use a variety of methods to obtain the link, commonly known as backhaul, between our undersea network and terrestrial networks. These methods include swapping terrestrial capacity for undersea capacity, buying or leasing unused optical fiber, known as dark fiber, and constructing our own backhaul from our cable landing stations to gateways, typically located in major metropolitan areas, where terrestrial networks converge. We intend to obtain backhaul from a variety of providers so we do not alienate our bandwidth customers.

   Transform TyCom into a Provider of Undersea Bandwidth Services. We intend to build upon our core competencies and competitive advantages to become a global provider of upgradable undersea bandwidth capacity and reliable network-to-network connectivity. We expect that our customers will be traditional and emerging carriers and new bandwidth service providers seeking to connect with geographically diverse terrestrial networks. We are actively expanding our existing sales and marketing organization to focus on sales of bandwidth capacity on the TyCom Global Network. We do not expect to compete with our customers for retail end-users since our network primarily targets telecommunications carriers and other bandwidth service providers, thus providing us with the opportunity to become a neutral owner-supplier of communications infrastructure to those customers.

   Maintain and Expand Our Technological Advantage. We intend to continue to develop our next-generation fiber optic system and related technologies, which will enable us to meet our customers' evolving needs ahead of our competition and provide reduced transmission cost per bit of capacity. Our development of dense wavelength division multiplexing applications, which significantly increase available bandwidth by transmitting signals of different wavelengths through a single optical fiber, has generally enabled us to be the first to market with higher capacity undersea systems. Our plan is to increase investment in TyCom Laboratories to fuel further applied research advancements in bandwidth capacity and transmission speeds. In addition, our forward-looking research team is exploring how our proprietary undersea fiber optic technology might be utilized in terrestrial networks and other commercial applications.

   Develop a Broad Range of Network Products and Services. We intend to capitalize on the expanding demand for new telecommunications services resulting from deregulation and technological advances. We intend to develop and offer in the future managed bandwidth services, including customized point-to-point voice, video and data communication links, virtual private networks, choice of bandwidth speeds, large data file transfers and selected Internet communications products and services. The development of these products and services will be carried out in consultation with our customers to provide them with the flexibility to buy services from us rather than build these capabilities themselves.

   Continue to Serve Our Existing Customers. We remain dedicated to meeting the needs of our existing undersea systems supply customers by completing our backlog, which stood at $2.7 billion as of March 31, 2000. Consistent with our commitment to maintain our supplier role in the marketplace, we intend to reserve design, manufacturing, installation and maintenance capacity to supply our systems customers, but on a more limited basis than in the past.

Our Competitive Advantages

   Technology Leadership. We intend to engineer and construct the TyCom Global Network using the most advanced fiber optic network designs, optical signal amplifiers, dense wavelength division multiplexing, advanced forward error correction, which is a mathematically based process for recognizing and correcting errors in transmission of data, and other technology developed by TyCom Laboratories. We believe our experience in developing, rapidly integrating and upgrading this technology will give the TyCom Global Network significant capacity, quality and reliability advantages over existing systems.

   Integrated Capabilities Drive Cost and Deployment Advantages. Our integrated capabilities to design, manufacture, install, operate and maintain undersea fiber optic cable networks enable us to supply our systems customers faster, more reliably and more cost-effectively than our competitors. We believe that our experience in controlling product quality and system delivery schedules and supplying on-demand bandwidth capacity upgrades will greatly benefit the TyCom Global Network. As the owner-supplier of our network, we believe we will be able to react more effectively than our competitors to changes in network capacity demand and other market opportunities.

   Proven Ability to Execute. Accelerating bandwidth demand provides opportunities to system owners who can capitalize on rapid deployment. Our continued drive to reduce fiber optic cable system delivery time has made us an industry leader. Prior to Tyco's 1997 acquisition of AT&T's submarine systems business, we had an annual undersea cable manufacturing capacity of approximately 22,000 kilometers. Two years after the acquisition, we had an annual undersea cable manufacturing capacity of 45,000 kilometers, which we expect to increase to 60,000 kilometers by mid-calendar year 2000. Further, from 1997 to 1999, we reduced our cable system delivery time by nearly 40%. During 1999, we completed eight undersea fiber optic cable systems which comprised over 44,000 undersea kilometers of cable, reaching 26 landing points in 22 countries. In addition to providing network operating services for the Atlantic Crossing-1 system, we sold in excess of $300 million of bandwidth capacity on that system in less than one year to a variety of traditional and emerging carriers.

   Strong Management Team and Customer Relationships. Our management team has successfully engineered a significant improvement of our submarine systems business since its acquisition from AT&T in 1997. Since the acquisition, our annual revenues have increased from approximately $950 million to over $1.6 billion. Our backlog has increased nine-fold to $2.7 billion. Our management's performance and industry reputation has provided us with access to top executives of the world's major telecommunications carriers that are among the targeted customers to which we intend to offer bandwidth capacity on the TyCom Global Network.

The TyCom Global Network

   On January 17, 2000, we announced plans to design, manufacture, install, operate, maintain and sell bandwidth capacity on our own global undersea fiber optic communications network-- the TyCom Global Network. We expect that, upon completion, our network will total over 250,000 undersea kilometers and link to terrestrial networks on all six inhabited continents. The TyCom Global Network will be constructed in a number of phases. The first phase of the network is planned to offer a minimum upgradeable bandwidth capacity of 2.56 terabits per second, will span approximately 70,000 kilometers of undersea fiber optic cable and connect the following 27 major telecommunications centers:

  . Amsterdam, Netherlands                . Los Angeles, United States


  . Athens, Greece                        . Madrid, Spain


  . Barcelona, Spain                      . Marmaris, Turkey


  . Bilbao, Spain                         . New York, United States


                                          . Palermo, Italy
  . Cairo, Egypt


  . Copenhagen, Denmark                   . Paris, France


  . Gdansk, Poland
                                          . Portland (Oregon), United States

  . Guam                                  . Rome, Italy


  . Hamburg, Germany
                                          . Seattle, United States

  . Hawaii, United States                 . Stockholm, Sweden


  . Helsinki, Finland
                                          . St. Petersburg, Russia


  . Hong Kong, China
                                          . Tel Aviv, Israel


  . Lisbon, Portugal
                                          . Tokyo, Japan

  . London, United Kingdom

   We expect the transatlantic portion of the first phase to be operational in the second half of 2001 and the remainder, of the first phase, consisting of the transpacific and various European portions, by the end of 2002. The timing and sequence of implementing additional phases of the network will be based on future requirements of global and regional demand. The following tables show the initial anticipated characteristics of the first phase of the TyCom Global Network upon installation:

                                              Western    Western    Eastern             UK-
                          Atlantic Pacific Mediterranean Europe  Mediterranean Baltic Germany
                          -------- ------- ------------- ------- ------------- ------ -------
Approximate cable length
 (in undersea
 kilometers)............   13,000  32,250      5,000      6,250      6,900     3,500   1,350
Number of segments......        2       7          3          4         18         6       2
Fiber pairs.............        4     6-8          2          4          2         2       4
Initial operational
 capacity
 (in gigabits per
 second)................      280     360        120        240        120        80     280

   Each cable segment will contain between one and eight optical fiber pairs, and each fiber pair will be capable of carrying a minimum of 640 gigabits per second of bandwidth capacity. The transatlantic portion will be configured as a ring consisting of northern and southern cable segments connecting the cable stations in Brean, United Kingdom and Wall Township, New Jersey.

   Deployment of the transatlantic portion of our network is underway. We have filed an application for a license to land and operate a private undersea fiber optic cable network in the United States and an application for a license to provide international facilities-based telecommunications services in the United Kingdom. We have entered into a contract for the purchase of land for the United States- and United Kingdom-based cable stations and anticipate timely closings. The initial study for the undersea cable route necessary for the first phase is near completion.

   We expect to provide maintenance for the undersea portion of our network through our SEAHORSE/SM/ maintenance program. In addition to the current SEAHORSE Atlantic and SEAHORSE South America programs, we intend to add similar programs in the Pacific, Mediterranean, and Baltic. As SEAHORSE expands to maintain the TyCom Global Network, it will service existing, as well as future, customers.

   The undersea cable will terminate in specially designed cable stations. Drawing upon our experience in the design, construction, and operation of cable stations, we plan to build cable stations that feature advanced technical and operational design elements and allow customers to locate their equipment in designated areas of these cable stations for access from our undersea network to the customer's terrestrial network. To provide our customers with increased terrestrial network-to-network connectivity, we will establish links from our cable stations to our terrestrial gateway facilities located in close proximity to a point where the terrestrial systems of major carriers converge. This will allow our customers to interconnect with their own terrestrial network or the terrestrial carrier of their choice, providing true one stop network-to-network connectivity for all cities served by the TyCom Global Network.

Sales and Marketing

   We intend to market and sell undersea bandwidth capacity on the TyCom Global Network to a broad range of customers. Our potential customers include traditional and emerging telecommunications providers, Internet and application service providers and others requiring significant bandwidth capacity. We believe access to key decision-makers at these targeted customers is critical to the success of our sales and marketing effort. Our performance and reputation for reliability as a system supplier has allowed our senior management to develop relationships with the top executives of most of the world's major telecommunications carriers. In addition, in less than one year, we sold bandwidth capacity valued in excess of $300 million on the Atlantic Crossing-1 system to a variety of carriers.

   Since the commercial introduction of fiber optic cable in 1988, we have sold approximately 210,000 undersea kilometers of fiber optic cable systems valued at over $8 billion, with $3 billion being sold within the past three years, to many of the traditional and emerging telecommunications carriers, and to most of the private developers of undersea telecommunications systems.

   Our current sales and marketing organization consists of over 60 professionals with extensive telecommunication, technical or service backgrounds. We have begun a global recruiting process to secure additional sales personnel for the TyCom Global Network marketing team from among those individuals with experience in bandwidth capacity sales. We have sales and marketing offices in Bermuda, France, Singapore and the United States. We anticipate adding sales and marketing offices in London by June 2000 and in Hong Kong by the end of 2000 and will establish additional offices as required by demand for undersea network capacity. Further, we will establish a global customer care center in Bermuda by the end of 2000.

   In keeping with industry practice, we intend to sell bandwidth capacity on the TyCom Global Network primarily in the form of indefeasible rights of use whereby a customer acquires the right to use capacity on our network in minimum increments of 155 megabits per second for the life of the system on terms tailored to our customer's particular needs. We will offer a competitive pricing schedule for capacity sales on our network.

   The integration of all network customer related activities will be designed to provide TyCom with the means of addressing the specific needs of our customers. TyCom has always linked system design and development with the systems sales process. This same principle is being applied for the evolution to a capacity sales oriented organization. In coordination with major purchasers of bandwidth capacity on our network, we will expand the design and development process to include traffic engineering and demand analysis for the ongoing deployment plans of the TyCom Global Network.

Technology and Research and Development--TyCom Laboratories

   TyCom Laboratories, our research and development group, has contributed to many of the latest advancements in undersea fiber optic technology and continues to develop leading edge applications in capacity, transmission speeds and other bandwidth solutions. During the last nine years, TyCom Laboratories has achieved milestones in the laboratory environment by increasing the amount of data that can be transmitted on undersea fiber optic cables. The majority of our scientists and researchers were previously part of Bell Labs, which pioneered the use of fiber optic technology for undersea communication. While part of Bell Labs, many of our current employees led the design and development of the first fiber optic repeatered system, incorporating optical and electrical signal regeneration, and the first transoceanic optically amplified system, using only light signal amplification.

   The TyCom Laboratories team is comprised of over 250 people, nearly a third of whom hold Ph.D. degrees. Many of our scientists and engineers are recognized as leaders in their fields. The research performed by TyCom Laboratories is an applied science; that is, our scientists and researchers work closely with our system design and manufacturing teams to allow their technological breakthroughs to be rapidly incorporated in our latest undersea systems.

   TyCom Laboratories' intellectual property portfolio includes many key enabling technologies involving terminal transmission and power equipment, optical signal amplifiers, cable and fiber, network management systems and software, installation and repair technologies and network integration. We continue to augment our research and development capabilities to achieve greater transmission speeds and increased fiber capacity for the purpose of integrating these advances in our latest undersea systems. We have expertise in developing transmission technologies that maintain the integrity of an optical signal which is being transmitted over a fiber under the extremely adverse and confined conditions of transoceanic distances. We believe our knowledge in this area is transferable and of great utility to long-distance terrestrial applications and have begun to explore potential opportunities in this and other areas.

   Our scientists and research staff are at the forefront of the key areas of fiber optic technology, including:

  . Introduction of dense wavelength division multiplexing technology, a technology which dramatically increases the transmission capacity of fiber optic cables by allowing optical signals to be transmitted simultaneously at different wavelengths along the same optical fiber at rates of ten gigabits per second;

  . The development of optical signal amplifiers providing wider bandwidths, less signal degradation and more output power than previous generation amplifiers;

  . Introduction of advanced forward error correction, a technology in which an optical signal transmitter sends additional information which is used by the receiver to protect against and correct transmission errors, to provide up to four times greater transmission capacity on today's fibers. Second generation forward error correction, which is in development at TyCom Laboratories, permits a near doubling of that enhanced transmission capacity. Our scientists are currently working on a third generation of forward error correction to further increase bandwidth capacity;

  . Advancement of network management systems to maintain and control complex network architectures, including advanced software and hardware technologies to monitor our cable systems and provide fault identification, performance management, fiber/data capacity allocation, network configuration and network inventory management; and

  . Development of higher fiber count undersea cable, which results in the doubling of the maximum volume of data that can be sent at fixed transmission rates. Historically, due to mechanical, electrical and spatial constraints related to handling and the powering of optical signal amplifiers, known as repeaters, within an undersea cable system, the number of optical fibers contained in such a system was limited. Despite these constraints, through our advanced technology, we are able to increase the number of transmission fibers in our undersea cables and increase system capacity.

   The scientists and staff of TyCom Laboratories conduct their research in 47 laboratories at our facility located in Eatontown, New Jersey that was specifically designed for our undersea research and development activities. Advancements are designed, developed, and tested under simulations of actual conditions, and adapted for rapid integration into system components. The staff at TyCom Laboratories also works closely with fiber optic component suppliers around the globe to advance critical elements of the systems we design, including optical signal amplifiers, fiber optic cable, terminal transmission equipment, network management systems, and emerging new network technologies.

Components of Our Undersea Fiber Optic Cable Systems

   TyCom designs and manufactures each of the primary components which make up an undersea fiber optic cable system. In the land-based dry plant portion of the network, as shown below, voice, video and data signals coming from terrestrial networks are converted to a proprietary long distance optical format that is more capable of being transmitted over transoceanic distances. These voice, video and data signals, which exist as pulses of light travelling on an optical fiber, would degrade over these distances if they were not amplified and converted into this special format. The repeaters are positioned at particular points along the undersea portion of the fiber optic cable. The undersea portion of the cable and the repeaters are the main components of the wet plant portion of the network, as shown below. Each system includes at least two cables for redundancy purposes in the event of a cable break or other malfunction. Upon the arrival of the optical signal at the receiving dry plant, the signal is again converted to allow transmission of the voice, video and data signals to a terrestrial network. The integral system components which TyCom designs and manufactures and their role in the transmission of information are further illustrated below:


                            [GRAPHIC APPEARS HERE]

 Dry Plant

   The dry plant consists of the equipment and facilities that enable and distribute the undersea system's transmission capacity to the terrestrial networks. These components are housed in cable stations located on shore near each landing point of the undersea cable. The dry plant equipment converts the terrestrial transmission signals into formats which are suitable for long distance undersea transmission and converts these signals back to standard terrestrial transmission signals. The dry plant equipment also monitors, controls and powers the undersea wet plant equipment and provides the maintenance features necessary to allow the identification and location of faults which affect transmission performance. The primary components of the dry plant housed within the cable station are described below.

   Line Termination Equipment. Line termination equipment is a general term which includes three distinct components: high performance optical equipment, wavelength termination equipment and transmission line amplifiers.

       High Performance Optical Equipment. Our proprietary high performance optical equipment primarily consists of optical transceivers, which transmit and receive terrestrial optical signals representing voice, video and data. The high performance optical equipment receives voice, video and data signals from various types of terrestrial networks and converts these signals to a proprietary long distance transmission format that provides the high power, high fidelity and precise wavelengths necessary for transoceanic transmission distances of up to 12,000 kilometers. On the receiving side, the high performance optical equipment converts the long distance transmission signals back to a format for terrestrial transmission.

       Wavelength Termination Equipment. Our wavelength termination equipment performs dense wavelength division multiplexing, which is the combining of transmitted signals of different wavelengths received from the high performance optical equipment onto a single fiber. On the receiving end, the wavelength termination equipment then separates the signals back into different wavelengths.

       Transmission Line Amplifiers. Before launching the long distance optical transmission signal onto the undersea cable, the transmission line amplifiers increase the signals to the level needed for transmission. On the receiving side, the terminal line amplifiers increase the received signal to the level needed to separate the individual wavelengths before they are processed in the high performance optical equipment.

   Power Feed Equipment. Our power feed equipment, specially designed for undersea data transmission applications, provides a constant current source for powering the undersea optical signal amplifiers, which are known as repeaters. This equipment is designed to support a variety of applications, including point-to-point single cable networks, as well as complex networks which have multiple segments or branches.

   Line Monitoring Equipment. Our line monitoring equipment performs diagnostic monitoring of the network, providing preventive maintenance and fault detection and location in the event of a cable fault or break.

   Network Management System. The network management system is used to monitor all of the components of the undersea network. This equipment is the gathering point for information regarding fault management, performance management, security management and configuration management across the undersea network. The network management equipment provides all functions required for the operations and maintenance staff to track network performance and configure transmission paths within a network.

 Wet Plant

   The wet plant consists of the equipment that is installed in the undersea environment from shore to shore and can be subdivided into two groups of equipment. The passive equipment is comprised of undersea cables which house and protect the fibers that propagate the optical signals. The active equipment is comprised of repeaters, which periodically amplify the optical signal along the cable route, and undersea branching units, which connect and route fibers, transmission traffic and power from three or more cable ends.

   Undersea Cables. We build our undersea TeraWave(TM) Cables to precise specifications, as described in the following table:

   TeraWave Cables         SL 21          SL 17          SL 12
---------------------  -------------  -------------  --------------
Outside Diameter       21 millimeters 17 millimeters 12 millimeters
Breaking Strength      24,000 pounds  17,900 pounds  10,000 pounds
Working Load           17,500 pounds  12,800 pounds  5,500 pounds
Maximum Fiber Pairs    8 pairs        4 pairs        12 pairs
System Type Supported  Repeatered     Repeatered     Non-repeatered

   The various cables utilized for repeatered systems can generally support up to eight pairs of optical fibers encased in a structure of steel, copper, and extruded polyethylene with a final outer diameter of up to 21 millimeters. The copper tube serves as an electrical conductor to feed power from the cable stations to the submerged amplifiers and to provide resistance to undersea pressure. Steel wires provide tensile strength, which is especially critical when the cable is deployed or recovered for repair. The polyethylene screen acts as an electrical insulator. In shallower waters, the cable typically has additional steel armor to provide protection from abrasion and damage from fishing trawlers and anchors. The following illustration of our SL 17 cable depicts the basic structure and features of our TeraWave cables.

                      [GRAPHIC OF TERAWAVE(TM) SL17 CABLE]

   Repeaters. Our repeaters are specialized undersea equipment designed to house and protect optical amplifiers that amplify voice, video and data signals as they travel across fiber optic cable. Used typically in systems spanning between 300 and 12,000 kilometers, repeaters provide the ability to amplify optical signals without first converting these signals to their electrical equivalents. Our repeaters include up to 16 amplifiers, each capable of amplifying optical signals on each of up to eight fiber pairs. Repeaters are integrated into the cable at periodic intervals during the cable assembly process.

   Gain Equalization Units. Gain equalization units are used to compensate for the uneven gain of optical signal amplifiers so that each transmission signal is amplified by substantially the same amount. This allows the complete transmission bandwidth of an optical amplifier to be used, thus maximizing the capacity of the undersea system.

   Undersea Branching Units. Undersea branching units allow for the independent routing of optical fibers, transmission traffic, and system power along different segments of an undersea system.

Manufacturing Capabilities

   Our manufacturing facilities employ equipment and quality assurance methods which support our strategy of manufacturing key components for successful integration into undersea fiber optic cable systems. We rely on third party suppliers for certain components using a procurement philosophy which emphasizes dual sourcing and close interaction among our own manufacturing operations and our suppliers. We believe that our manufacturing infrastructure is readily scalable to allow us to meet our customers' needs as well as the requirements of the TyCom Global Network.

   We have three manufacturing facilities which produce the dry and wet plant components.

   Exeter Manufacturing Facility. Our high performance optical transmission products manufacturing facility is located in Exeter, New Hampshire and began manufacturing operations in 1999 to add capacity for product lines previously manufactured at our Clark, New Jersey Manufacturing Center. Exeter currently utilizes 75,000 square feet of manufacturing floor space, and is expected to double its size to 150,000 square feet by the end of 2000. Exeter utilizes the following proprietary manufacturing technology in the manufacture of its terminal products which include optical transceivers, multiplexers and amplifiers:

  . Automated high speed optical testing (including bit error rate testing);

  . Electronic database tools for testing circuit packs;

  . Electronic work instructions with hypertext;

  . High technology component critical parameter management; and

  . Specialty optical splicing methods and designs.

   Simplex Technologies, Inc. Simplex is one of the world's largest undersea cable factories, with more than 500,000 square feet of manufacturing space and the capability to simultaneously load two of the industry's largest cable ships at its own deep water pier. From 1997 to 1999, Simplex increased its annual production of undersea cable from 22,000 kilometers to an estimated 45,000 kilometers. By mid-calendar year 2000, Simplex's annual manufacturing capacity will be 60,000 kilometers. Simplex can also integrate repeaters and other wet plant components and can store 60,000 kilometers of assembled wet plant. Today, about 200,000 kilometers of Simplex undersea fiber optic cable is in service, the largest installed base in the market.

   Simplex's 85-acre facility on the shores of the Piscataqua River in Newington, New Hampshire houses custom designed equipment including:

  . Computer controlled fiber optic cabling production lines;

  . Thermoplastic extruders that produce insulating and jacketing layers;

  . Cabling and twisting machines; and

  . Cable armor lines.

   Simplex manufactures each type of our TeraWave cable.

   Clark Manufacturing Center. We also operate an electrical and optical equipment manufacturing facility located in Clark, New Jersey. Clark pioneered some of the world's most innovative manufacturing processes related to optical transmission technology, including fiber handling and inspection, specialized tools and fixtures and splicing and testing techniques. To date, Clark has manufactured over 8,300 repeaters for more than 70 undersea cable systems in its 103,500 square-foot facility. We are currently in the process of expanding Clark's floor space by 20,000 square feet, with completion of the expansion planned for June 2000.

   Clark manufactures the following equipment for undersea application:

  . Repeaters;

  . Gain equalization units; and

  . Branching units.

Network Engineering, Construction, Operations and Maintenance

   TyCom's network engineering, construction, operations and maintenance department operates one of the world's largest and most modern fleets specifically designed for installing, maintaining and repairing undersea fiber optic cable systems. This department also performs all other aspects of cable installation and maintenance, including: route surveys, installation engineering, land cable installation and maintenance, installation of terminal equipment and construction, operation and maintenance of cable stations and metropolitan gateways.

   Fleet. We operate 11 specially designed cable laying and maintenance ships and are preparing to increase our fleet with the construction of two new state-of-the art cable ships scheduled for completion in 2002. Our five United States flagged vessels are each owned by a limited partnership of which we are the managing general partner and Teleglobe is the limited partner. Teleglobe owns a 25% interest in three of the limited partnerships and a 45% interest in the remaining two. We plan to add up to 21 additional ships over the course of the deployment of the TyCom Global Network, primarily in a maintenance capacity. We have deep-water ports in Newington, New Hampshire; Baltimore, Maryland; Portland, Oregon; Honolulu, Hawaii; and Valencia and Vigo, Spain, as well as various wet plant storage depots around the world. We plan to add additional deep-water ports as needed to meet our growing needs. Our ships can remain at sea for up to 60 days without refueling, and can carry as much as 6,000 kilometers of cable.

   The following table sets forth a description of each of the ships in our fleet and their significant operating characteristics:

                          Primary    Year    Service   Length- Cable Capacity-
Ship                      Mission    Built Speed-Knots Meters    Metric Tons
----                    ------------ ----- ----------- ------- ---------------
C.S. Charles L. Brown*  Maintenance  1954       13       100        1,100
C.S. Long Lines*        Maintenance  1963       15       156        6,000
C.S. Global Link*       Maintenance  1990       15       146        6,000
C.S. Global Sentinel*   Maintenance  1990       15       146        6,000
C.S. Global Mariner*    Maintenance  1992       14       146        5,000
C.S. Tyco Provider      Installation 1978       12       141        6,000
C.S. Coastal Connector  Installation 1979       14        88        1,500
B.C. Atlantida          Maintenance  1984       13       114        2,500
B.C. Teneo              Maintenance  1993       12        81        1,100
B.C. Iberus             Installation 1978       13       136        5,000
M.V. Dock Express 20**  Installation 1983       13       170        9,000

--------
 *  United States flagged vessels.
**  Under long-term charter

   Our survey engineers map the ocean floor with sonar and other sophisticated equipment to determine the best path for the cable with consideration given to earthquake faults, currents, shipping and deep-sea fishing routes. The majority of our ships are outfitted with computerized dynamic positioning systems, which control their propulsion systems to accurately maintain their position to within a few meters. The cable control rooms have sonar equipment for profiling the sea floor which allow cable engineers to precisely evaluate pre-surveyed areas of the seabed for optimum installation over the engineered cable route. The ships carry some of the most advanced cable machinery, sea plows, and robotic submersible vehicles used to install and maintain cable systems. Each ship generally carries a crew of 60 to 100 marine and technical personnel depending on the assigned task.

   Network Operations and Administration. Our network operations team consists of a hierarchy of network operating center, regional operations center, cable station and telehouse experts. Our network operations and administration division performs all aspects of network operations and administration services, including customer care services, network operations planning, information systems planning, service provisioning, and network fault management.

   Our planned customer care center will provide a single point of contact for all customer inquiries. The center will maintain an enhanced interactive customer Internet site. This site will enable customers to monitor the performance of their bandwidth capacity, initiate service activation, report trouble and receive status on work in progress. Additionally, the center will manage all customer capacity sales billing and collection functions.

   The network operating center provides for control of our network by continuously monitoring the system to detect faults or breaks in the network cables and their precise location. The center manages and coordinates the location and repair of network faults, network performance and all cable station and gateway activities. Our network operating center manages the engineering and implementation of all service provisioning and the network's restoration needs. It also develops and implements cable awareness and damage prevention programs to minimize the occurrence of external aggression through educating shipping traffic about the location of the cable. Until September 1999, we provided the full suite of operations, administration and maintenance services for the Atlantic Crossing-1 cable system, including network operations, and we continue to provide dry and wet plant maintenance services. We are also planning the deployment of a network operating center and cable station operations in four countries for the Hibernia cable system.

   We will deploy regional network operations centers concurrent with the implementation of the transpacific and European portions of our network. These centers will be strategically located to provide direct control of the expanding segments of our network. One or more regional operations centers will serve as the back-up disaster recovery site for the network operation center. All regional operations centers will report directly to the network operation center. Our network operation center and all regional operations centers will be staffed seven days a week, 24 hours a day.

   Dry Plant Maintenance. The cable stations and gateways are normally staffed five days a week, 12 hours a day when no faults exist. During fault periods the cable stations are manned continuously as required. The cable station and gateway personnel are responsible for all on-site repair and provisioning activities, including those required to address the co-location and interconnection requirements of our customers. Additionally, our cable station and gateway staff are responsible for routine, preventive and corrective maintenance for the terrestrial based cable.

   Wet Plant Maintenance. The expanding reach of undersea fiber optic cable systems worldwide has created a need for undersea maintenance capabilities in new areas of the world. We offer wet plant maintenance capabilities to serve these new regions as well as the regions that have traditionally required such service. Our new wet plant maintenance program, SEAHORSE, is intended to respond to customers' needs for more flexible, responsive and reliable maintenance services.

   Our SEAHORSE maintenance program features all-inclusive fixed fees, exclusively dedicated cable ships, full maintenance authority functions, spares management, fault location and cable awareness and damage prevention programs. Stationing of our cable ships and shore-based storage depots is planned to provide the optimum coverage and shortest transit times, resulting in minimum repair times and maximum cable availability.

   The undersea maintenance services we provide are performed exclusively by our vessels. We charter vessels to augment the installation capabilities of our fleet. Traditionally, we have utilized our own ships for approximately 50% of the installation services we perform, relying on chartered vessels to perform the remaining portion. A typical charter agreement lasts from three to twelve months, with options to renew. We expect our use of chartered vessels to decrease as new vessels are added to our fleet.

Quality System Overview

   Our manufacturing facilities have a well developed quality system which includes computer controlled product routing and backward and forward component/product traceability, a procedure for identifying all components of a product during all stages of production, delivery and installation. We conduct manufacturing line reviews to qualify all new products and processes and have an extensive corrective action system. We utilize exhaustive failure mode analysis techniques in order to ensure the reliability of our products. We also have comprehensive training plans in place for all employees.

   We were re-certified to ISO 9001 standards in October 1999 by Det Norske Veritas. This certification includes TyCom Laboratories in Eatontown, New Jersey, our offices in Morristown, New Jersey, and the Clark and Simplex manufacturing facilities. Exeter, our newest facility, received its ISO 9001 certification in February 2000. In addition, we undergo internal quality audits performed on a regular basis.

Recent TyCom Undersea Fiber Optic Cable Systems



   The following table shows the significant undersea fiber optic networks that we have recently installed or are currently installing.

                                                  Contracted       Undersea
Project                        Customer          Service Date    System Length             Location
-------                ------------------------ -------------- ----------------- ----------------------------
Hibernia               360networks              March 2001     12,200 kilometers US--Europe
SAm-1                  Telefonica Internacional January 2001   22,000 kilometers South America--US
China-US Cable*        Carrier Consortium       November 2000  30,000 kilometers US--Asia
Yellow                 Level 3                  September 2000  6,150 kilometers US--United Kingdom
Pacific Crossing-1     Global Crossing          July 2000      21,000 kilometers US--Japan
Americas II*           Carrier Consortium       April 2000      8,300 kilometers US--Caribbean--South America
MAYA-1*                Carrier Consortium       March 2000      4,700 kilometers Caribbean
Pan American Crossing  Global Crossing          February 2000   7,000 kilometers Panama, Caribbean--
                                                April 2000      2,700 kilometers Venezuela, US--Mexico
Columbus III*          Carrier Consortium       November 1999  10,000 kilometers US--Europe
Guam-Philippines*      Guam-Philippines Cable   March 1999      3,600 kilometers Pacific
Atlantic Crossing-1    Global Crossing          February 1999  14,000 kilometers US--Europe
Alaska United          General Communications   December 1998   4,000 kilometers North Pacific--US
PanAm*                 Carrier Consortium       June 1998       9,000 kilometers Caribbean--South America
FLAG*                  FLAG Telecom             September 1997 27,000 kilometers Europe--Asia

--------
* System provided in conjunction with other suppliers.

TyCom Undersea Systems Maintenance

   We have a long history of providing undersea maintenance services to cable-owning consortiums in the Atlantic, Pacific and Mediterranean regions. In recent years, we have expanded our customer base to include undersea cable systems not owned by traditional consortia. In addition, in October 1999 we agreed to provide all wet plant maintenance services for Hibernia through our SEAHORSE Atlantic Wet Maintenance Service program.

   The following table summarizes recent maintenance agreements we have entered into with customers.

                                                      Undersea          Type of
Project/Program                 Customer           System Length      Maintenance        Region
---------------         ------------------------ ------------------ ---------------- ---------------
SEAHORSE Atlantic       360networks              12,000 kilometers  Wet Plant        North Atlantic
SEAHORSE South America  Telefonica               22,000 kilometers  Wet Plant        South America
                        Internacional
Atlantic Crossing       Global Crossing          14,000 kilometers  Wet Plant        North Atlantic
Atlantic Cable          Various including        177,000 kilometers Wet Plant        North Atlantic
 Maintenance            Concert, France Telecom,
 Agreement              Cable & Wireless,
                        Telefonica, and
                        others
North America Zone      Various including AT&T,  19,000 kilometers  Wet Plant        North East
                        Teleglobe and others                                         Pacific Ocean
Hawaii Zone             Various including AT&T,  21,000 kilometers  Wet Plant        Central North
                        KDD and others                                               Pacific
Pan American Cable      Various including AT&T,  3,600 kilometers   Wet Plant        Central America
 System                 Telefonica, CTC Mundo
                        and others
Mediterranean Cable     Various including        80,000 kilometers  Wet Plant        Mediterranean
 Maintenance Agreement  France Telecom,
                        Telefonica and
                        others
Atlantic Crossing       Global Crossing          N/A                Dry Plant        North Atlantic
Hibernia                360networks              N/A                Dry Plant        North Atlantic
Bus-1                   TeleBermuda              1,340 kilometers   Repair Authority North Atlantic
                                                                    and Cable
                                                                    Protection

Intellectual Property

   Because of our long history of designing, installing, maintaining and operating undersea fiber optic systems, both as a part of AT&T and as Tyco Submarine Systems Ltd., we own or have rights to intellectual property in key technology areas including long distance optical transmission and receiving technologies and equipment, network management systems and software, undersea cables and fiber, optical amplifiers, power feed equipment, component and system manufacturing technologies, network integration and system installation and repair technologies. A significant portion of our intellectual property has been generated by TyCom Laboratories. As a result of Tyco's acquisition of AT&T Submarine Systems in July of 1997, certain intellectual property assets, including issued United States and non-United States patents and patent applications, know-how, trade secrets and other intellectual property were assigned to Tyco Submarine Systems Ltd. The process of making the filings required to transfer ownership of several issued patents assigned to Tyco Submarine Systems Ltd. from AT&T is continuing. As of April 14, 2000, we owned 159 issued patents, including 55 United States patents and 104 non-United States patents. In addition, as of April 14, 2000, we had 332 pending patent applications, including 179 United States patent applications and 153 non-United States patent applications. We vigorously defend our intellectual property portfolio and enforce our rights if infringement or misappropriation occurs with respect to any and all of our intellectual property.

   We require our employees and consultants to execute agreements, upon commencement of employment or consulting relationships, that assign any intellectual property developed by an individual during the term of his or her employment to TyCom as well as corollary confidentiality agreements with respect to proprietary information.

   We have pending trademark registration applications for TyCom, TyCom Networks and TeraWave. We also have pending service mark registration applications for TyCom, TyCom Networks and SEAHORSE.

Sources and Availability of Materials and Suppliers

   We make significant purchases of electronic components, fiber, optical components, synchronous digital hierarchy equipment and other materials and components from many sources. We have been able to obtain sufficient materials and components from sources around the world to meet our needs. We also develop and maintain alternative sources for essential materials and components.

   Our suppliers are selected based on their ability to consistently meet quality, reliability, delivery, cost and performance requirements. We purchase the fiber that we use in manufacturing undersea cable from Lucent and Corning. We purchase certain optical components for use in the manufacture of our repeaters from Lucent, Corning, JDS-Uniphase, and FDK. In the event that any of these suppliers were unable to continue as our supplier of optical components, alternative sources of supply are available. General Dynamics Advanced Technology Systems currently supplies our power feed equipment under an exclusive manufacturing arrangement which expires in approximately two years. If General Dynamics Advanced Technology Systems were unable to continue as our supplier, we have the capability of manufacturing the power feed equipment ourselves. There are currently five major suppliers of synchronous digital hierarchy equipment: Nortel, Lucent, NEC, Toshiba and Alcatel, as well as a number of smaller suppliers. We do not have a concentration of sources of supply of materials, labor, services or other rights that, if suddenly eliminated, could severely impact our operations. Please see "Risk Factors--We are dependent on a small number of suppliers, including specialized equipment and component manufacturers" for more information.

   We also purchase undersea cable from Hitachi Cable Limited of Japan on an as-needed basis to enhance the capabilities of Simplex. Our relationship with Hitachi provides us with certain advantages in the supply of Asian systems, including proximity and the ability to satisfy possible local content concerns.

Competition

   The telecommunications industry is highly competitive. We plan to compete as a:

  . seller of bandwidth capacity;

  . supplier of new undersea fiber optic cable systems and upgrades; and

  . provider of maintenance services for undersea fiber optic cable systems.


   Significant new and potentially larger competitors could enter our market as a result of regulatory changes or the establishment of cooperative relationships. In addition, the ongoing consolidation of the telecommunications industry may create new competitors with an interest in entering the business of manufacturing, owning, operating, maintaining and selling bandwidth capacity on undersea fiber optic networks. Recent technological advances may also greatly expand the capacity of existing and new fiber optic systems and could lead to even greater competition. Competition could cause us to suffer price reductions, fewer large-volume sales, under-utilization of resources, reduced operating margins and loss of market share.

   Competition as a Seller of Capacity. As we deploy the TyCom Global Network, we will face competition and pricing pressure from existing and planned fiber optic cable networks, satellite providers and, on certain routes, terrestrial networks. As we expand our range of available products and services, we expect to face competition from various entities offering comparable products and services. In addition, the first phase of the TyCom Global Network will compete with certain of our customers, including Global Crossing, 360networks and various participants in cable system consortia. Our planned expansion of the TyCom Global Network beyond the first phase will likely also result in competition with some of our other customers. Additionally, carriers hold ownership positions in some of these competing systems that may impact their purchase of additional capacity on our system. Accordingly, there can be no assurance that we will be able to compete successfully against systems to which prospective customers have made long-term commitments.

   There are a number of telecommunications companies that are pursuing global networks, including FLAG Telecom, Global Crossing, MCI WorldCom, Teleglobe, CTR Group Limited, the sponsor of Project Oxygen, and New Millennium Development Group. Other telecommunications companies may also from time to time explore the merits of global networks.

   The planned routes underlying the first phase of the TyCom Global Network are currently served by several undersea cables as well as satellites. Primary sources of competition with our network may result from the following systems, identified by system name and sponsor in the regions where we intend to install segments of our network during the first phase of the deployment:

                                             MEDITERRANEAN:
     ATLANTIC/WESTERN EUROPE:
                                              FLAG (FLAG Telecom)
      Hibernia (360networks)
      Yellow/AC-2 (Level 3/Global             SEA-ME-WE3 (Consortium)
   Crossing)
      Atlantic Crossing-1 (Global            BALTIC:
   Crossing)                                  Pangea (Pangea Ltd.)
      TAT-14 (Consortium)
      FLAG Atlantic (FLAG Telecom)

     PACIFIC:
      Japan-US (Consortium)
      Pacific Crossing-1 (Global
   Crossing)

   The continued expansion of terrestrial networks will also affect competition in the regional undersea cable markets.

   Many of our capacity sales competitors have, and potential new competitors are likely to enjoy, substantial competitive advantages, including the following:

  . greater name recognition in certain regions;

  . greater financial, technical, marketing and other resources;

  . larger customer bases; and

  . well-established relationships with current and potential customers.

   Competition as a Supplier of Undersea Fiber Optic Cable Systems. Competition to design, construct and install undersea fiber optic cable systems remains intense. Participants in this market compete on the basis of, among other things, price, technology, time-to-market, the provision of financing and regional and long-term relationships. In the future, we will be offering less of our cable system design, manufacturing and installation capacity to our customers and our existing competitors and potential new cable system suppliers will play a more significant role in the undersea cable system market. There are currently two other major providers of undersea fiber optic systems:
Alcatel Submarine Networks S.A. and KDD Submarine Cable Systems Inc. Other smaller players compete on a more limited basis, either as subcontractors to other providers or as suppliers of regional or non-repeatered systems.

   Competition as a Provider of Undersea Cable Maintenance Services. The market for undersea cable maintenance services is competitive, although long-term contracts for cable maintenance services typically accompany contracts for construction and installation of an undersea cable system. As a result, the basis for competition in the undersea cable maintenance market generally mirrors that for the undersea cable supply market. There is currently one significant competitor in the undersea maintenance market, Global Marine Systems Limited, a subsidiary of Global Crossing Ltd., and other smaller players who own or lease vessels which from time to time participate in maintenance agreements.

Regulation

   In connection with the construction, installation, operation and maintenance of the TyCom Global Network, we must obtain and comply with terms of various permits, licenses and other authorizations in jurisdictions where our network lands. Specifically, we must obtain a cable landing license from the Federal Communications Commission in the United States and comparable facilities and services licenses in other jurisdictions. Generally, landing licenses are granted for a term of years. Such licenses may subject our business and operations to varying forms of regulation, which may change over time. Failure to obtain or renew such a license, or a material adverse change in the nature of the regulation to which our business is subject, could have a material adverse effect on our business. Additionally, our international operations may be affected from time to time by political developments and national and local laws and regulations and may be subject to risks such as the imposition of governmental controls, license requirements and changes in tariffs. We have a well-established history of obtaining and maintaining all permits, licenses and other authorizations required for submarine cable systems worldwide. We have filed the applications for the United States and United Kingdom landing licenses required for the first phase of our network from the United States to the United Kingdom.

   In the United States, we must obtain from the FCC a license to land and operate a submarine cable in accordance with "An Act Relating to the Landing and Operation of Submarine Cables in the United States," 47 U.S.C. (S)(S) 34-
39. The Act allows the FCC to deny an application for a cable landing license if to do so would "assist in securing rights for the landing or operation of cables in foreign countries, or in maintaining the rights or interests of the United States or of its citizens in foreign countries, or will promote the security of the United States or may grant such license upon such terms as shall be necessary to assure just and reasonable rates and service in the operation and use of cables so licensed," 47 U.S.C. (S) 35. The FCC also reserves the right to deny or condition the grant of cable landing licenses where the applicant is, or is affiliated with, a foreign carrier having market power in a destination country for the submarine cable. We believe that none of these concerns is likely to be raised by our application. The FCC applies a presumption in favor of licensing submarine cables that connect the United States with other World Trade Organization-member countries, such as the United Kingdom, and we are neither a foreign carrier nor affiliated with a foreign carrier in countries where we plan to land our cables, including the

United Kingdom. Furthermore, the FCC has a well-established policy of encouraging private submarine cable systems as a means to increase competition in the undersea cable market. The grant of cable landing licenses for the TyCom Global Network would further the FCC's policy of favoring competition because it will offer other alternatives for traffic on the routes we plan to serve. For private submarine cable systems (i.e., non-common-carrier submarine cable systems that provide capacity on a wholesale, or carriers' carrier, basis), such as the TyCom Global Network, the FCC requires only a cable landing license. For common carrier submarine cable systems (and for common-carrier customers who purchase capacity on private submarine cable systems), however, the FCC also requires a Section 214 authorization, pursuant to the Communications Act of 1934, to provide international common carrier services.
Section 214 authorization subjects a licensee to tariff, contract filing, traffic reporting, and non-discrimination requirements, as well as the international settlement rates regime for circuit-switched traffic. Future changes in our network's offerings could lead to FCC classification of such offerings as common carrier services. Such a classification would require us to seek an international services authorization under Section 214 of the Communications Act of 1934, and subject us to additional regulation.

   In the United Kingdom, we will be required to obtain a Public Telecommunications Operator License from the Secretary of State for Trade and Industry pursuant to the Telecommunications Act of 1984. This is a new, standard form, license and is available on application to the Secretary and on payment of the application fee of UK(Pounds)40,000. Similar to the FCC's pro-competition policy, the Secretary follows a policy of promoting effective competition and the prevention of abuse of market power or monopoly. These licenses are granted to operations, such as the TyCom Global Network, which demonstrate they meet certain basic requirements and that they have a business need. They generally last for a period of 25 years, with annual fees of not more than 0.08% of United Kingdom turnover and not less than UK(Pounds)3,000.

   Continuing Global Deregulation. The World Trade Organization Agreement on Basic Telecommunications, concluded in 1997, greatly accelerated deregulation of international telecommunications facilities and services. Commitments under the WTO Agreement vary by country, but the 73 countries making commitments as of January 1999 generally agreed to greater market access, relaxed foreign ownership and investment rules, and pro-competitive regulatory principles. The WTO Agreement also gives WTO members the right to enforce other countries' commitments and seek penalties for non-compliance from the WTO's Dispute Resolution Body. Those 73 countries making telecom commitments must offer such benefits not just to each other, but to the entire WTO membership. The WTO continues to conduct negotiations in 2000 to liberalize further trade in telecommunications services, particularly as they relate to the Internet.

   To implement its commitments under the WTO Agreement, the United States largely abandoned its long-standing requirement that the destination country grant reciprocal landing rights to U.S. cables and carriers prior to licensing in the United States. Instead, it adopted a presumption that submarine cables landing in WTO-member countries are in the public interest. For non-WTO destination countries, submarine cable operators must still demonstrate to the FCC that they lack market power in the destination country, or that the destination country affords effective competitive opportunities to U.S. international carriers. The United States also continues to license private submarine cables, which are exempt from common carrier regulation by the FCC.

Environmental and Health and Safety Matters

   We are subject to various environmental protection and health and safety laws and regulations. These laws and regulations govern, among other things, waste management and disposal, air emissions, water discharge, procedures for the operation of certain vessels, such as our cable laying and maintenance ships, and employee health and safety. We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been, or will be at all times, in full compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators or in certain cases, in connection with the operation of our ships, be denied access to, or be detained at, certain ports. Although we have made, and will continue to make, capital and other expenditures to comply with environmental laws and regulations, we do not expect these expenditures to be material in 2000 or 2001. However, because environmental laws change frequently and have become more stringent over time, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition.

   We are also subject to environmental laws requiring the investigation and cleanup of contamination at properties we currently own or operate or formerly owned or operated, at disposal or treatment facilities to which we sent or arranged to send hazardous wastes or in connection with the ships we own or operate. We are aware of contamination at certain of our properties. In particular, one of our facilities is the subject of cleanup under the New Jersey Industrial Site Recovery Act. The prior owner has assumed all responsibility and costs for the cleanup of contamination at this property and has also agreed to indemnify us in the event that we incur any other costs related to this cleanup. In addition, we have been named as a potentially responsible party under the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, more commonly known as Superfund, at a site in New Hampshire. We are one of a group of parties that is participating in the investigation and cleanup of this site. Although we believe that any costs or liabilities in connection with this site will not materially adversely affect our business, results of operations or financial condition, we cannot assure you that these costs and liabilities will not exceed the current amount of our reserves for this site or that any amounts in excess thereof or other environmental cleanup costs and liabilities will not be material.

Employees

   As of March 31, 2000, TyCom employed approximately 2,500 full-time and six part-time employees. Approximately 480 of our employees at the Clark Manufacturing Center located in Clark Township, New Jersey are covered under a union contract that expires in January 2005. TyCom's manufacturing facilities in Newington and Exeter, New Hampshire are not unionized. We consider our relationship with our employees to be good and have not experienced any significant interruptions of operations due to labor disagreements.

   Our fleet officers and crew who work on our ships are provided from several different maritime sources, although the engineers in charge of the installation and maintenance operations are our employees. Our United States flag officers are sourced from the American Maritime Officers union. This contract expires in June 2000 and renewal negotiations are ongoing. Crew on our United States flagged ships are provided by the Seafarers International Union under a contract that expires in June 2001. Crew for our ships which fly non-United States flags are provided by third party ship management companies. We contract all licensed officers and unlicensed seamen through the identified unions and ship management companies. In 1999, through these contracts we provided full-time employment to approximately 440 personnel and part-time employment to an additional 1,300 personnel. Since 1963, there has been no labor strike involving any of our maritime crewing contracts.

Properties

   Our operations are conducted in facilities throughout the world aggregating
1.2 million square feet of floor space, of which about 800,000 square feet are owned and approximately 400,000 square feet are leased. Manufacturing facilities total approximately 800,000 square feet of owned and leased floor space in New Hampshire and New Jersey. Wet plant port and storage depot facilities total approximately 185,000 square feet of floor space and are located in Maryland and Oregon in North America as well as Hawaii, St. Croix, Guam, and Spain. Our research and development facility totals about 140,000 square feet located in Eatontown, New Jersey. Headquarters, sales and administration offices total approximately 80,000 square feet and are located in Bermuda, New Jersey, Singapore, Spain, and France.

Legal Proceedings

   Tyco Submarine Systems Ltd. On January 31, 2000, a complaint was filed in the United States District Court for the District of New Jersey asserting claims against Tyco Submarine Systems Ltd. and Tyco Group S.a.r.l., a Luxembourg subsidiary of Tyco. The claims arise out of negotiations conducted by Tyco Group with IDT Europe B.V.B.A., a Belgian corporation, concerning the possible formation of a joint venture for the development of an undersea fiber optic telecommunications system to be supplied by Tyco Submarine Systems Ltd., which the complaint alleges was to be substantially similar to the proposed TyCom Global Network. The plaintiff, IDT Europe B.V.B.A., alleges that Tyco Group breached a Memorandum of Understanding dated November 9, 1999 (which expired in December 1999), and alleged implied covenants of good faith and fair dealing, in various ways, including by failing to negotiate in good faith to complete and finalize various agreements relating to the proposed joint venture. The plaintiff seeks, among other relief such as attorneys' fees and costs, specific performance of Tyco Group's alleged obligation to negotiate and execute such agreements, as well as compensatory and punitive damages. The plaintiff also alleges that Tyco Group tortiously interfered with contractual relations, business relations and fiduciary duties relating to an agreement to reserve required manufacturing intervals and undertake certain long-lead time activities which plaintiff claims it had with Tyco Submarine Systems Ltd.

   With respect to Tyco Submarine Systems Ltd., the plaintiff alleges breach of an "Instruction to Proceed", an agreement by which the plaintiff reserved manufacturing capacity for the cable system and authorized the undertaking of certain long-lead time activities which was the subject of the joint venture. Plaintiff also alleges that Tyco Submarine Systems Ltd. failed to negotiate in good faith a system supply agreement for the cable system. The plaintiff also claims breach of an alleged implied covenant of good faith and fair dealing. The plaintiff seeks, among other relief such as attorneys' fees and costs, compensatory damages of $1 billion and injunctive relief precluding Tyco Submarine Systems Ltd. from undertaking any business activity contrary to the terms of the Instruction to Proceed. Tyco Submarine Systems Ltd. believes that the claims asserted against it are without merit and intends to defend itself vigorously.

   Tyco Group S.a.r.l. and Tyco Submarine Systems Ltd. have filed a motion to dismiss the complaint in the United States District Court for the District of New Jersey on the ground that the court lacks subject matter jurisdiction. Plaintiffs have opposed that motion, which is pending before the court.

   On March 24, 2000, Tyco Group S.a.r.l., Tyco Submarine Systems Ltd., Tyco International Ltd., Tyco International (US) Inc., and TyCom Ltd. filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against IDT Europe B.V.B.A. and IDT Corporation (collectively "IDT"). The complaint alleges that IDT filed a baseless lawsuit in federal court in New Jersey seeking to enforce non-binding provisions of the Memorandum of Understanding and the

Instruction to Proceed, improperly disclosed confidential information to the press, and otherwise engaged in a pattern of conduct with the purpose and effect of obstructing efforts to build the TyCom Global Network and to finance it principally through the initial public offering of TyCom shares. The complaint asserts five causes of action, including breach of contract and tortious interference with both contract and prospective business relations, and demands compensatory damages of at least $1 billion, punitive damages, and declaratory and injunctive relief. IDT has moved to dismiss the complaint. Tyco Group S.a.r.l and the other plaintiffs have served their papers in opposition to that motion.

   Simplex. Simplex has been named as a defendant in nearly one hundred asbestos personal injury cases involving a total of 3,400 individual plaintiffs. In defense of these cases, Simplex has established that, for all periods relevant to the litigation, the wire and cable products produced by Simplex did not contain asbestos. Simplex is determined to resist the claims aggressively and to refuse even nominal settlement demands. In most cases, the litigation against Simplex has either been summarily dismissed based upon lack of product identification or voluntarily dismissed.

   Two New Jersey cases were tried in October of 1996 and December of 1997, respectively, in which juries found Simplex without any liability. By early 1999, all the remaining litigation had been dismissed summarily by the court or voluntarily by the plaintiffs. Simplex was named in several new cases in late 1999 and early 2000, and we believe that Simplex will be dismissed from these cases.

   Simplex has been reimbursed by its insurance carriers for all defense fees and costs incurred by it in connection with this litigation, and the carriers are currently paying the defense fees and costs on the remaining active cases.

   Other proceedings. We are a defendant in a number of other pending legal proceedings incidental to present and former operations, including various workers' compensation and personal injury claims. We do not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position, results of operations or liquidity.

Undersea Cable System Issues

   In the normal course of business, Tyco Submarine Systems Ltd. enters into system supply, maintenance and related contracts under which any failure to perform or delay in performance on our part can result in liability to our customers. These system supply and maintenance contracts generally call for amicable settlement of disputes, differences or claims by mutual discussion. The types of issues that typically arise include liquidated damages for our delay or failure to perform, force majeure costs claimed by us, items that customers assert must be completed or rectified prior to final acceptance of an undersea system, breach of product warranty, termination charges and a variety of other, often offsetting, obligations owed by us to customers or by customers to us. Failing amicable settlement, our system supply and maintenance contracts provide for settlement through arbitration. Historically, we have resolved our system supply, maintenance and related contract differences in a commercial manner in the context of ongoing customer relationships. Over the past ten years, neither we nor any of our customers have issued a demand for arbitration under any of these contracts. We believe that our practices in this regard are fairly typical in the industry. Currently, TyCom is in the process of resolving differences with system supply and maintenance customers involving system final acceptance, force majeure, liquidated damages, capacity sales commissions owed to us, termination charges and other contract issues in connection with a number of agreements, including several large contracts with a single customer. On the basis of past experience and ongoing discussions with customers relating to these contracts, we anticipate resolution of these differences in a manner that will not have a material adverse effect on our financial condition, results of operations or liquidity. We cannot provide any assurance that arbitration or litigation involving material claims against us will not arise out of these or other contracts.

Insurance

   We have policies of insurance in full force and effect for risks usual to our business including, but not limited to, protection against property damage to our assets and third party liability exposures.

Exchange Controls

   Under Bermuda law, we have been designated as non-resident for exchange control purposes. Consequently, there are currently no restrictions imposed by Bermuda law that apply to us with respect to the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments (other than in local Bermuda currency) to non-Bermuda resident holders of our common shares.

                                   MANAGEMENT

Directors, Executive Officers and Key Management

   The following table sets forth certain information regarding the directors and executive officers of TyCom Ltd., and other key management of some principal business functions of TyCom (US) Inc., a wholly-owned subsidiary of
TyCom Ltd., as of          , 2000:

          Name           Age                       Position
          ----           ---                       --------
Directors and Executive
 Officers
L. Dennis Kozlowski.....  53 Executive Chairman and Director, TyCom Ltd.
Neil R. Garvey..........  44 President, Chief Executive Officer and Director,
                              TyCom Ltd.
Mark H. Swartz..........  39 Vice President and Director, TyCom Ltd.
Claire L. Calandra......  49 Executive Vice President and Chief Operating
                              Officer, TyCom (US)
David W. Van Rossum.....  38 Vice President and Chief Financial Officer, TyCom
                              Ltd.


Other Key Management
Ronald L. Armstrong.....  43 Vice President--Project Management and Quality,
                              TyCom (US)
Frederick M. Hamilton...  55 Vice President--Network Construction and
                              Maintenance, TyCom (US)
William S. Jackson......  46 Vice President--Manufacturing and Business
                              Development, TyCom (US)
Byron S. Kalogerou......  39 Vice President, General Counsel and Secretary,
                              TyCom Ltd.
Robert M. Paski.........  44 Vice President--Network Engineering and Operations,
                              TyCom (US)
Brian P. Roussell.......  44 Vice President--Sales and Marketing, TyCom Global
                              Marketing Ltd.
Peter K. Runge..........  60 Vice President--Research and Development and Chief
                              Technical Officer, TyCom (US)

   L. Dennis Kozlowski. Mr. Kozlowski is Executive Chairman of TyCom and is one of our directors. Mr. Kozlowski has been Chairman of the Board, President and Chief Executive Officer of Tyco since July 1997, and served as Chairman of the Board of Tyco International (US) Inc. from January 1993 until July 1997, Chief Executive Officer of Tyco US since July 1992, President of Tyco US since 1989, and had been associated with Tyco US since 1975. Mr. Kozlowski has a B.S. from Seton Hall University.

   Neil R. Garvey. Mr. Garvey has been President and Chief Executive Officer of Tyco Submarine Systems Ltd. since July 1997 when the company was acquired by Tyco International Ltd. from AT&T. Previously, Mr. Garvey was President of Simplex Technologies, Inc. from July 1995. Before becoming its president, Mr. Garvey held a variety of positions over an 18-year career at Simplex Technologies, Inc., including Vice President--Finance and Administration, Vice President--Marketing and Vice President--Marketing and Subsidiary Operations. Mr. Garvey has a B.A. from St. Anselm College and an M.B.A. from New Hampshire College.

   Mark H. Swartz. Mr. Swartz is a Vice President of TyCom Ltd. and is one of our directors. Mr. Swartz has been Executive Vice President and Chief Financial Officer of Tyco since July 1997, Vice President and Chief Financial Officer of Tyco US since February 1995; Director of Mergers and Acquisitions of Tyco US from 1993 to 1995 and associated with Tyco US since 1991. Mr. Swartz holds a B.A. from the University of California at San Diego.

   Claire L. Calandra. Ms. Calandra has been the Executive Vice President and Chief Operating Officer of Tyco Submarine Systems Ltd. since January 1999. Previously, Ms. Calandra was the Vice President and General Counsel for Tyco Submarine Systems Ltd. from July 1997 when the company was acquired from AT&T. During 14 years with AT&T, Ms. Calandra held a variety of legal and business positions, including Chief of Staff in the Office of the Vice Chairman of AT&T, Director of International at AT&T and Chief Counsel of AT&T General Business Systems. Ms. Calandra received her undergraduate degree from Douglass College, Rutgers University and a J.D. from Rutgers Law School. Ms. Calandra is a member of the Bar in New Jersey and Washington D.C.

   David W. Van Rossum. Mr. Van Rossum has been Vice President and Chief Financial Officer for Tyco Submarine Systems Ltd. since July 1997 when the company was acquired by Tyco International Ltd. Previously, Mr. Van Rossum was the Director of Finance and Contracts for Simplex Technologies, Inc. between 1996 and 1997. During a 15-year career at Simplex Technologies Inc., Mr. Van Rossum held a number of other positions, including Director of Business Development and Controller. Mr. Van Rossum has a B.S. in Business Administration from the University of New Hampshire and an M.B.A. from New Hampshire College.

   Ronald L. Armstrong. Mr. Armstrong has served as Vice President of Project Management and Quality Implementation for Tyco Submarine Systems Ltd. since July 1, 1997. Prior to that, Mr. Armstrong had a 16-year career with Tyco, including positions at Simplex Technologies as Contracts Manager, Director of Quality Assurance and Vice President of Engineering. Mr. Armstrong holds a B.S. in Engineering from Lowell Technological Institute, an M.B.A. from
New Hampshire College and a J.D. from Suffolk University Law School. Mr. Armstrong is a member of the Bar in Maine, Massachusetts and New Hampshire.

   Frederick M. Hamilton. Mr. Hamilton has served as Vice President of Network Construction and Maintenance for Tyco Submarine Systems Ltd. since 1995. Prior to that, Mr. Hamilton served for over 25 years as an officer in the U.S. Coast Guard in a wide variety of responsible leadership assignments. Mr. Hamilton holds a B.S. in General Engineering from the U.S. Coast Guard Academy, an M.S. in Mechanical Engineering and an M.S. in Naval Architecture and Marine Engineering, both from the Massachusetts Institute of Technology, and an M.B.A. in Management from the Massachusetts Institute of Technology, Sloan School of Management.

   William S. Jackson. Mr. Jackson has served as Vice President of Manufacturing and Business Development since 1997 and President of Simplex since 1997. Prior to that, Mr. Jackson served as Vice President of Marketing, Sales and Project Management from 1995, Vice President of Finance and Administration from 1989, and Director of Business Development from 1987. Mr. Jackson holds a B.S. in Business Administration from the Whittemore School of Business and Economics of the University of New Hampshire.

   Byron S. Kalogerou. Mr. Kalogerou has been the Vice President and General Counsel for Tyco Submarine Systems Ltd. since January 2000. Mr. Kalogerou is also Vice President and Assistant Secretary of Tyco International Ltd. Mr. Kalogerou joined Tyco in 1990 and has held a variety of positions, including Associate General Counsel and General Counsel of Tyco's International Operations. Mr. Kalogerou was previously Associate General Counsel of United Dominion Industries, Inc. Mr. Kalogerou holds a B.A. from Dartmouth College and a J.D. from Vermont Law School. Mr. Kalogerou is a member of the Bar in Massachusetts.

   Robert M. Paski. Mr. Paski has been Vice President of Network Engineering and Operations for Tyco Submarine Systems Ltd. since February 2000. Previously, Mr. Paski had been Vice President of Terminal Products since August, 1998 and prior to that, the Managing Director of Management Services and Atlantic Crossing for Tyco Submarine Systems Ltd. since July 1997 when the company was acquired from AT&T. While with AT&T and Bell Labs beginning in 1977,

Mr. Paski held a variety of positions including Director-Management Services and Quality Implementation, District Manager-Submarine Cable System Installation and Technical Manager-Development of Sub-System Components. Mr. Paski has a B.S. and M.S. in Electrical Engineering from Purdue University and attended the Global Telecommunications Management Program at Thunderbird American Graduate School.

   Brian P. Roussell. Mr. Roussell has been the Vice President--Sales and Marketing for TyCom Global Marketing Ltd. since April 2000. Mr. Roussell was Vice President of Finance of the Tyco Printed Circuit Group from August 1997 to April 2000. Prior to that, Mr. Roussell spent nine years with Alcatel Submarine Networks as Director of Sales and Marketing for Alcatel's U.S. operations and thereafter served as Vice President--Americas for Alcatel. Mr. Roussell also spent six years with Simplex where he held a variety of positions. Mr. Roussell has a B.A. from Monmouth University and an M.B.A. from the University of Oregon.

   Peter K. Runge, Ph.D. Dr. Runge has been Vice President--Research and Development and Chief Technical Officer for Tyco Submarine Systems Ltd. since August 1998. Previously, Dr. Runge had been Managing Director-System Implementation for Tyco Submarine Systems Ltd. since July 1997 when the company was acquired from AT&T. While with AT&T and Bell Labs, Dr. Runge held a variety of positions over a 30-year career in the field of optical undersea communications networks. Dr. Runge has a B.S., M.S. and Ph.D. in Electrical Engineering from the Technical University Braunschweig in Germany. Additionally, Dr. Runge has numerous professional awards in honor of his work, most recently receiving the 1996 AT&T Laboratories Fellow Award, and has 16 patents to his credit.

Board Composition

   The board is composed of the following employee directors: L. Dennis Kozlowski, Neil R. Garvey and Mark H. Swartz and the following three
independent directors:      ,       and       .

Board Committees

   The audit committee is comprised of three independent directors. The audit committee reviews the internal financial controls of TyCom. It meets with appropriate financial personnel as well as TyCom's independent auditors. The audit committee reviews the scope and results of the professional services provided by TyCom's independent auditors and the fees charged for such services and makes such recommendations to the board of directors as it deems appropriate, including recommendations as to the appointment of independent auditors.

   The compensation committee is comprised of two independent directors. The compensation committee sets the compensation and benefits for our executive officers and key managers.

Director Compensation

   Each director will be entitled to receive such compensation as the board of directors determines from time to time. The current compensation for each
independent director is a cash payment of up to           per annum and the
grant of options to acquire up to         common shares as of the first day of
each fiscal year. In addition, each independent director may be entitled to receive options to acquire common shares of Tyco. Each director's total compensation package for the fiscal 2000 year is the annualized cash fee of
          , prorated for the number of full or partial months remaining in the fiscal year as of the closing of the offering and options to acquire common shares at the offering price.

   Independent directors may make an irrevocable election each year to receive some or all of their annual cash fee in the form of additional stock options. Options are granted under the Long Term Incentive Plan, have an exercise price that is equal to the fair market value of a TyCom common share at the time of grant, and have a term of ten years from date of grant. Each such option will provide for an automatic grant of a restoration option to the extent a director uses TyCom common shares towards payment of his or her option exercise price. The options that all independent directors receive as part of their compensation package vest and are exercisable the first day of the fiscal year following the year for which they are granted, except that the options granted at the time of the offering vest and become exercisable on the first anniversary of the date of grant. The options that independent directors elect to receive in lieu of cash compensation are immediately vested, but are not exercisable until the first day of the fiscal year following the year for which they are granted.

   Directors are eligible to participate in the Long Term Incentive Plan and directors who are also employees of TyCom may participate in the Employee Share Purchase Plan. See "Long Term Incentive Plan" and "Employee Share Purchase Plan."

Executive Compensation

   The table below presents the annual and long-term compensation for services in all capacities to Tyco and its subsidiaries for the Chief Executive Officer of TyCom and the other four most highly compensated executive officers of TyCom during fiscal 1999. All compensation for the named officers was paid by Tyco and/or one of its subsidiaries and all share awards or options relate to shares in Tyco.

                         Summary Compensation Table(1)

                                 Annual Compensation(2)                Long-Term Compensation
                           -----------------------------------    ------------------------------------
                                                                                   Shares
                                                                                 Underlying
                                                                  Restricted       Stock    Long-term   All Other
                                              Cash     Stock         Stock        Options   Incentive  Compensation
Name & Principal Position  Year   Salary    Bonus(3)   Bonus        Awards          (4)      Payouts       (6)
-------------------------  ---- ---------- ---------- --------    -----------    ---------- ---------- ------------
L. Dennis Kozlowski......  1999 $1,350,000 $3,200,000             $25,707,178(5) 6,621,834               $387,001
 Executive Chairman,       1998  1,250,000  2,500,000              20,140,000    3,832,800                901,002
 TyCom Ltd.                1997  1,250,000  2,544,260                            6,600,000  $6,508,125    108,125

Neil R. Garvey...........  1999    425,000  1,940,000 $570,996(4)          --      178,500                195,076
 Chief Executive Officer   1998    400,000  1,675,000  787,313             --           --                 84,761
 and President, TyCom      1997    256,000    501,500       --             --      300,000                  2,850
 Ltd.

Mark H. Swartz...........  1999    750,000  1,600,000              12,029,641(5) 2,976,480                150,014
 Vice President, TyCom     1998    559,500  1,250,000              10,070,000    2,764,666                256,878
 Ltd.                      1997    559,500  1,272,130                            2,200,000   2,169,375     31,994

Claire L. Calandra.......  1999    268,750  1,500,000       --             --       60,000          --    146,246
 Executive Vice President
 and Chief Operating
 Officer, TyCom (US)

David W. Van Rossum......  1999    190,750    775,000       --             --           --          --     59,364
 Vice President and Chief
 Financial Officer, TyCom
 Ltd.

--------
(1) The salary information presented for fiscal 1997 for the named officers reflects their annual salaries as of July 2, 1997 and other additional compensation and long-term incentives for the period from July 2, 1997 through the end of Fiscal 1997.

  In September 1997, Tyco changed its fiscal year end from December 31 to September 30. The change in year end resulted in a short fiscal year covering the nine month transition period from January 1 to September 30, 1997. References to fiscal 1999 and fiscal 1998 and fiscal 1997 refer to the twelve months ended September 30, 1999 and 1998 and the nine month transition period ended September 30, 1997, respectively.
(2) Under the Tyco Deferred Compensation Plan, the amount of total salary and bonus that has been deferred for fiscal 1999 is as follows: Mr. Garvey:
    $970,000; Mr. Swartz: $1,975,000; Ms. Calandra: $525,000; and Mr. Van
    Rossum: $155,000. None of the named officers had "Other Annual Compensation" in excess of $50,000.
(3) The bonus amount shown in the table for Mr. Garvey reflects an annual bonus payment that was based solely on the performance of Mr. Garvey's division, which included Tyco Submarine Systems Ltd., Simplex Technologies, Inc., Telecommunicaciones Marinas, S.A., Tyco Printed Circuit Group LP, and The Rochester Corporation during fiscal year 1999, as determined using performance objectives established early in the fiscal year. The bonus amounts shown in the table for Messrs. Kozlowski and Swartz reflect annual bonus payments that were based on the performance of Tyco International Ltd. during fiscal year 1999, as determined using performance objectives established early in the fiscal year. The bonus amounts for Mr. Van Rossum and Ms. Calandra reflect an annual bonus payment that was based on a combination of the performance of Tyco Submarine Systems Ltd., Simplex Technologies, Inc., Telecommunicaciones Marinas, S.A., Tyco Printed Circuit Group LP, and The Rochester Corporation during fiscal year 1999 and individual objectives.
(4) For fiscal 1999, Mr. Garvey received 13,860 Tyco shares as a bonus payment. The number of shares that vested for the year was determined using performance objectives established early in the fiscal year. The amount listed in the table reflects the fair market value of the shares ($41.19735) on the date shares vested (October 18, 1999).
(5) The amounts shown are the value of restricted shares awarded to the named individuals as determined using specific performance criteria (e.g., increase in earnings per share that is a minimum of 17.5% over the prior year) established early in the fiscal year. Shares may also be subject to time-based vesting criteria. Any shares not vested within three years are forfeited. Recipients of all restricted shares have the right to vote such shares and receive dividends. For fiscal 1999, the amount shown is based on the market value of Tyco common shares on the date of the grant ($41.19735 on October 18, 1999). The shares vested on January 5, 2000.
(6) The amounts shown in the table reflect contributions made on behalf of the named individuals under Tyco's qualified and non-qualified defined contribution plans, as follows:

                                                         Company      Company
                                                         Matching   Contribution
                                                       Contribution    (non-
                                                        (qualified   qualified
   Name                                                   plan)        plan)
   ----                                                ------------ ------------
   Mr. Kozlowski......................................   $ 5,366      $234,675
   Mr. Garvey.........................................    10,137       173,266
   Mr. Swartz.........................................     8,073        78,875
   Ms. Calandra.......................................     9,800        83,572
   Mr. Van Rossum.....................................    11,119        46,541

Deferred compensation plan interest for calendar year 1998 was credited to the individuals' accounts as of December 31, 1998. The amounts shown in the table include interest credited on deferred compensation in excess of 120% of the applicable federal long-term rate as follows: Mr. Kozlowski: $81,960; Mr.
Garvey: $11,673; Mr. Swartz: $63,066: Ms. Calandra: $1,934; and Mr. Van Rossum:
$1,555. The amount shown in the table for Mr. Kozlowski also includes Tyco director's fees of $65,000. The amount shown in the table for Ms. Calandra also includes a taxable Employee Stock Purchase Plan match of $825, a merit bonus of $50,000, and taxable insurance premium payments of $116. The amount shown in the table for Mr. Van Rossum also includes a taxable Employee Stock Purchase Plan match of $90 and taxable insurance premium payments of $60.

Option Grants in Last Fiscal Year

   The following table shows all grants of Tyco stock options to the named officers during fiscal 1999 under the Tyco International Ltd. Long Term Incentive Plan (the "LTIP") and the Tyco International Ltd. Long Term Incentive Plan II (the "LTIP II"). There were no outstanding TyCom options on September 30, 1999.

                 OPTIONS GRANTED IN THE LAST FISCAL YEAR (1999)

                                                 Individual Grants(1)(2)
                         ------------------------------------------------------------------------
                                           Percent of
                            Number of    Total Options
                           Securities      Granted to   Exercise                   Grant Date
                           Underlying     Employees in    Price                     Present
Name                     Options Granted Fiscal Year(5) ($/Share) Expiration Date   Value(6)
----                     --------------- -------------- --------- ---------------- ----------
L. Dennis Kozlowski.....      141,600(3)      0.47%     $27.45330       (9)               (9)
                              584,000(3)      1.93       29.23095       (9)               (9)
                              120,400(3)      0.40       39.00000       (9)               (9)
                               40,000(3)(4)   0.13       44.62500     6/10/09        $423,800
                            2,305,114(5)      7.60       50.99245 7/17/07-10/22/08 27,626,791
                            3,420,720(5)     11.32       49.99995     7/17/07      40,431,035
Neil R. Garvey..........      150,000(6)      0.49       25.90210     10/1/08         729,000
                               28,500(3)      0.09       29.23095     10/22/08        173,138
Mark H. Swartz..........      312,000(3)      1.03       29.23095       (9)               (9)
                              482,160(5)      1.59       50.99245     7/17/07       5,778,688
                            2,182,320(5)      7.20       49.99995 7/17/07-10/22/08 25,718,641
Claire L. Calandra......       60,000(6)      0.20       28.75355     10/21/08       $334,200
David W. Van Rossum.....          --           --             --        --                --

(1) Shares and options have been retroactively restated to give effect to the Tyco two-for-one stock split distributed on October 21, 1999, effected in the form of a stock dividend.

(2) Certain options granted to the named officers include a restoration feature whereby participants receive options to replace exercised options, if the shares or share proceeds (1) are used to pay the exercise price of stock options, (2) are applied to satisfy tax withholding obligations or repay indebtedness to the company, or (3) are sold by trusts for tax planning purposes. In certain cases, restoration options are granted to an executive who has returned vested restricted stock to Tyco, enabling the executive to maintain the level of his equity interest in Tyco. Restoration options are granted at an exercise price which is equal to the market price of the shares on the day such restoration options are granted.

(3) Restoration options having the following terms: granted at fair market value; immediately vested, not exercisable for two months; term equal to ten years.

(4)  Options transferred to and held by the KFT Family Partnership L.P.

(5) Restoration options having the following terms: granted at fair market value; immediately vested, but not exercisable for two months; term equal to the remaining term of the options they replaced.

(6) Options granted at fair market value on the date of the grant, vesting 100% at the end of three years, and expiring ten years from the date of grant.

(7) Represents the percentage of all options granted in fiscal 1999 under the LTIP and LTIP II.

(8) All options are granted at an exercise price equal to the market value of Tyco's common shares on the date of grant. Therefore, if there is no appreciation in that market value, no value will be realizable. As permitted by the rules of the SEC, Tyco chose the Black-Scholes option pricing model to estimate the grant date present value of the options set forth in this table. The following assumptions were used: expected life of three years; interest rates of 4.18%-5.90%, which represent the yield of a zero coupon Treasury strip with a maturity date similar to the assumed exercise period; assumed annual volatility of underlying stock of 22.88%- 24.06%, calculated based on 36 months of historical Tyco share price movement; quarterly dividend payment of $0.0125 per share; and the vesting schedule for each option grant as noted above.

(9) Options transferred to a family partnership, which then exercised the options during fiscal 1999. The grant date present value for these options was $799,332, $3,547,800, and $1,033,032, respectively, for Mr. Kozlowski and $1,895,400 for Mr. Swartz.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

   Shown below is information with respect to aggregate Tyco option exercises by the named officers in the fiscal year ended September 30, 1999 and with respect to unexercised Tyco stock options held by them at September 30, 1999. There were no outstanding TyCom options on September 30, 1999.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (1999) AND FISCAL YEAR END
                         OPTION VALUE (1999)(/1/)

                                                      Number of Securities
                                                     Underlying Unexercised   Value of Unexercised In-
                          Number of                  Options at Fiscal Year    the-Money Options, Held
                           Shares                              End              at Fiscal Year End(2)
                          Acquired        Value     ------------------------- -------------------------
Name                     on Exercise     Realized   Exercisable Unexercisable Exercisable Unexercisable
----                     -----------   ------------ ----------- ------------- ----------- -------------
L. Dennis Kozlowski.....  6,312,400(3) $139,739,099  5,735,834    2,000,000   $2,823,139   $63,333,200
                                                        40,000(4)                247,914
Neil R. Garvey..........         --                    228,500      250,000    6,948,689     6,904,773
Mark H. Swartz..........  2,752,668(5)   62,802,959  2,664,480    1,333,332    1,795,831    41,867,925
Claire L. Calandra......         --                     20,000       70,000      612,238     1,630,277
David W. Van Rossum.....         --                     24,000       16,000    1,059,623       706,416

(1) Shares and options have been retroactively restated to give effect to the Tyco two-for-one stock split distributed on October 21, 1999, effected in the form of a stock dividend.

(2) Based on the volume weighted average price of Tyco common shares on September 30, 1999 of $50.82285.

(3) Shares issued on exercise of options transferred by Mr. Kozlowski to the KFT Family Partnership L.P.

(4) Options held by the KFT Family Partnership L.P.

(5) Shares issued on exercise of options transferred by Mr. Swartz to the KMS Family Partnership L.P.

Employment Agreements

   We intend to enter into employment agreements with certain of our officers and employees.

Long Term Incentive Plan

   We have established the TyCom Ltd. Long Term Incentive Plan (the "Incentive Plan") to provide additional incentive to our and our subsidiaries' employees, officers and directors and directors of Tyco pursuant to which a total of common shares have been reserved for issuance. The Incentive Plan was approved
by the board of directors on   , 2000. Pursuant to the Incentive Plan, we may
grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, stock bonuses and other stock-based awards. Our board of directors has delegated authority to a committee to select the employees, officers and directors to whom awards under the Incentive Plan are granted. No options have been granted under the Incentive Plan. Concurrent with the
consummation of this offering, we intend to grant options to purchase    common
shares at the initial public offering price to certain officers and employees,
including options for    ,    ,    ,     and     shares for Mr. Kozlowski, Mr.
Garvey, Mr. Swartz, Ms. Calandra and Mr. Van Rossum, respectively. All of these options have ten-year terms and become vested and exercisable over a period
ending    . In addition, options on      shares for each independent director
of TyCom and options on      shares for each independent director of Tyco will
be granted concurrent with the consummation of this offering at the initial public offering price. These options will have ten-year terms and become fully vested and exercisable on the first anniversary of the date of grant.

   Subject to the terms and conditions of the Incentive Plan, the terms and conditions of each individual option grant are evidenced by an agreement between us and the optionee. Options granted under the Incentive Plan vest as determined by the committee and as set forth in the agreement. The maximum term of a stock option under the Incentive Plan is stated in the relevant agreement, provided that the maximum term of an incentive stock option is ten years. If the optionee at the time of grant has voting power over more than 10% of our outstanding share capital, the maximum term of such incentive stock options would be five years. Terms of any stock appreciation rights, restricted stock, stock bonuses and any other awards shall be determined by the committee at the time such awards are granted.

   In the event of a change in control, if the acquiring company assumes and continues awards granted under the Incentive Plan, vesting will continue (provided that awards of employees terminated within 24 months after a change in control due to such change in control will be 100% vested at termination), and if the acquiring company does not assume the awards, all awards will be 100% vested.

Founders' Share Option Program

   Under the TyCom Ltd. Founders' Share Option Program (the "Program") approved
by the board of directors on     , 2000, approximately     full-time employees
will receive a one-time grant of options to purchase shares at the time of the offering at the offering price. The Program is only available to employees who do not at that time receive grants under the Incentive Plan. The number of options granted is based primarily on job category, with some discretion by the committee administering the Program based on individual performance. In addition, the employees hired into the same job categories within six months of the offering will be eligible to also receive a one-time grant of options with a purchase price that is the greater of the offering price or the fair market value on the first day of the month concurrent with or following the date of hire. One-third of these options vest each year over a total of three years, assuming that the optionee continues to be employed by us. A total of shares have been reserved for this purpose and the total number of options granted is not expected to exceed the number of shares reserved. However, the Executive Chairman of TyCom has the authority to increase the number of shares reserved, if necessary, to correspond to the number of employees eligible for and receiving a grant under the Program.

Employee Share Purchase Plan

   The following groups of our employees are eligible to participate in an employee share purchase plan: substantially all of our non-union full-time employees in the United States, union employees where plan participation has been collectively bargained and, where registered and approved in local jurisdictions, substantially all full-time employees outside of the United
States. Eligible employees may authorize payroll deductions of up to    % of
base salary to be made for the purchase of shares. We match a part of the employee's payroll deduction. All shares purchased under the plan are purchased on the open market by a designated broker.

Certain Other Plans

   Tyco maintains a funded retirement savings and investment plan, which contains a 401(k) feature, and our employees will continue to participate in this plan. In addition, we will also maintain a supplemental unfunded plan under which employees with annual compensation in excess of the Internal Revenue Code limitations are credited with company matching contributions that are not able to be deposited in the funded Tyco 401(k) plan because of Internal Revenue Code limitations. The participant is an unsecured creditor of TyCom under the supplemental plan and the participant's bookkeeping account balance, which includes credits for earnings on the contribution credits, is paid out at the time and in the manner elected by the participant. We also maintain an unfunded deferred compensation plan under which a select group of executives, including the executive officers and other key management employees, are eligible to defer certain compensation amounts. We may add a company matching contribution to the bookkeeping account of a participant for a given year, which contributions shall be in the discretion of the committee administering the plan. Amounts credited to a participant's account, plus earnings, are paid out at the time and in the manner elected in advance by the participant. Both of the unfunded plans are similar to comparable plans maintained by Tyco, and the TyCom plans may assume the liabilities for TyCom employees under the Tyco plans. It is estimated that the aggregate amount due to participants under the
unfunded plans at the time of the offering is $    . Neither Tyco nor TyCom nor
their subsidiaries maintain any defined benefit or actuarial retirement plans in which the named officers participate.

Employee Corporate Loan Program

   Tyco US established the 1983 Key Employee Corporate Loan Program, as amended, to encourage ownership of Tyco common shares by key employees. Loans are primarily used for the payment of taxes due as a result of the vesting of restricted stock.

   The Tyco compensation committee administers this loan program. The Tyco compensation committee authorizes loans, which may not exceed the amount allowable under any regulation of the United States Treasury or other applicable statute or regulation. Loans may be required to be secured by Tyco common shares owned by the employee or may be unsecured. Loans generally bear interest at Tyco's incremental short-term borrowing rate of 5.5% for 1999. Loans are generally repayable in ten years or when the participant reaches age 69, whichever occurs first, except that earlier payments must be made in the event that the participant's employment with Tyco or its subsidiaries terminates. The participant is also required to make loan payments upon the sale or other disposition of Tyco common shares, other than gifts to certain family members, with respect to which loans have been granted.

   At September 30, 1999, the amount of loans outstanding under this loan program totaled $18,569,137, of which $0 was loaned to Mr. Kozlowski, $304,363 was loaned to Mr. Garvey and $0 was loaned to Mr. Swartz. The largest amount of indebtedness outstanding at any time since October 1, 1998 by Mr. Kozlowski was $52,688,249, by Mr. Garvey was $1,153,645 and by Mr. Swartz was $17,435,319.
None of the other named officers had a loan under this program during the fiscal year 1999.

       RELATIONSHIP WITH TYCO AFTER THE OFFERING AND CERTAIN TRANSACTIONS

   History. TyCom was incorporated in March 2000 to serve as the holding company of the undersea fiber optic cable business of Tyco, which is the product of the combination of three businesses which Tyco had acquired and integrated. Simplex Wire and Cable Company, now known as Simplex Technologies, Inc., was acquired by Tyco in 1974. In 1997, Tyco acquired the submarine systems business of AT&T, to which Simplex had been a long-time supplier. In 1999, Tyco acquired Telecomunicaciones Marinas S.A., the undersea cable installation and maintenance division of Telefonica S.A.

   Stock Ownership and Participation in Management. After the offering, Tyco will beneficially own at least 80% of our common shares. We have been advised that Tyco has no present intention of disposing of any of our common shares that it will own indirectly after the offering, although it is under no obligation to refrain from disposing of TyCom shares beyond the 180-day period after the date of this prospectus prescribed by the lock-up agreement with the underwriters. As a result, we cannot provide any assurance that Tyco will maintain its TyCom holdings after it is free of the restrictions of the lock-up agreement.

   Of the persons to be elected to our board, three are executive officers of both Tyco and TyCom and the remaining three are independent. For so long as Tyco continues to beneficially own more than 50% of our outstanding common shares, it will be able to approve any matter, other than certain matters requiring a greater majority vote, submitted to a vote of our shareholders without the consent of our other shareholders, including, among other things, the amendment of our memorandum of association and bye-laws and the election of all members of the board of directors. In addition, through its controlling beneficial ownership, Tyco will be able to exercise a controlling influence over our company, including determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, our access to the capital markets, the payment of dividends and any change of control of our company. In these and other situations, various conflicts of interest between us and Tyco could arise. Furthermore, ownership interests of our directors and officers in Tyco's common shares or service as a director or officer of both us and Tyco could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Tyco. We cannot assure you that conflicts of interest will not arise or will be resolved in a manner favorable to us.

Continuing Agreements

   We have historically been the beneficiary of certain corporate services provided by Tyco to us. For purposes of governing certain on-going relationships between Tyco and us, we have entered into various agreements or arrangements, including those described below. The agreements described below were negotiated in the context of the offering and are therefore not the result of arm's length negotiations between independent parties. We cannot provide any assurance, therefore, that these agreements, or the transactions which they provide for will be on terms as favorable to us as could have been obtained from unaffiliated third parties.

   Services Agreements. We have entered into a services agreement with Tyco in which Tyco agreed to provide various services after the offering. Those services will include the following:

  . Financial. General financial and treasury services with respect to the preparation of TyCom's consolidated financial statements and annual reports, oversight of its cash management systems, tax reporting and compliance and other aspects of TyCom's financial management.

  . Securities Filings. Services with respect to the preparation and filing of any reports required to be filed by or with respect to TyCom with the Securities and Exchange

    Commission and all stock exchanges and markets for which such reports are required to be filed.

  . Professional Services. Services and advice with respect to obtaining insurance, accounting, environmental, legal, treasury, human resources and other professional services.

  . Real Estate. Services with respect to leasing or purchasing necessary facilities for TyCom's business.

  . Investor Relations/Investment Advisory Services. Investor and shareholder relations services and analysis, business and financial advice and consulting services with respect to proposed ventures by TyCom and proposed acquisitions or dispositions of the assets and business of TyCom.

  . Benefits and Share Option Plans. Administration of TyCom's employee benefit, share option plan and other compensation plans.

   Tax Indemnification Agreement. We have entered into a tax indemnification agreement with Tyco in which Tyco has agreed to indemnify us against all of our U.S. and non-U.S. income tax liabilities for periods prior to the offering to the extent these liabilities are in excess of the income taxes previously paid or accrued as an expense with respect to such periods. Pursuant to this agreement, Tyco has the right to control all audits and contests relating to the indemnified taxes. Although Tyco has agreed to indemnify us against these tax liabilities, we will nonetheless be liable for such taxes in the event that they are not discharged by Tyco. In addition, Tyco will not indemnify us against, and we will remain responsible for, all of our non-income tax liabilities for periods prior to the offering as well as all of our income and non-income tax liabilities for periods after the offering.

   Revolving Credit Facility. We have entered into a revolving credit facility with Tyco to provide for borrowings by us, for any purpose in an amount up to
$           . The applicable interest rate and other material terms will be negotiated on terms no less favorable than those generally available to TyCom from a third party commercial lender. The duration of this agreement will not be less than three years.

   Deposit Agreement. We have entered into an agreement with Tyco pursuant to which we will deposit our excess cash with Tyco for investment under Tyco's cash management programs. Under these programs, cash is deposited into an account, which may include cash from other participants in Tyco's cash management programs, and then invested for each participant in the account. Each participant may withdraw, as needed, deposited cash as well as its pro rata share of investment income from such account minus its pro rata share of costs attributable to such investment income.

   Registration Rights Agreement. In addition, we have agreed that we will, upon the request of Tyco, use our commercially reasonable best efforts to effect the registration under applicable federal and state securities laws of any common shares owned by Tyco.

   Affiliate Purchases. We purchase various services and certain of the components for integration into our fiber optic cable systems, including drawn wire and multi-layered printed circuit boards, from subsidiaries of Tyco at prices which approximate fair market value.

Expenses

   All of the costs and expenses related to this offering, other than the underwriting discount, will be paid by Tyco.


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

Tyco Equity Investments Related to Our Business

 360networks

   In September 1999, Tyco entered a shareholders agreement and share purchase agreement under which it acquired an 8.3% equity interest in 360networks for $125 million.

 SAm-1

   In December 1999, Tyco entered into a joint venture agreement with Telefonica Internacional, S.A. for which a closing is scheduled to occur prior to June 30, 2000. Tyco will subscribe to 15% of the share capital of the joint venture company and Telefonica will hold 85% of the shares. The joint venture company will own and operate the SAm-1 network.

   360networks and Telefonica are customers of TyCom and may be competitors of the TyCom Global Network.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   TGN Holdings Ltd., an indirect wholly-owned subsidiary of Tyco, owns all of our outstanding common shares. Immediately after consummation of the offering, assuming the underwriters do not exercise their over-allotment option, TGN Holdings Ltd. will own 190,000,000 of our common shares, which will represent approximately 83% of our outstanding common shares.

   The following table sets forth certain information known to us regarding
beneficial ownership of our common shares as of                 , 2000, and as
adjusted to reflect the sale of shares offered hereby, held by:

  . each person or group of affiliated persons known by us to beneficially own more than 5% of our voting shares;

  . each of our directors;

  . our chief executive officer and each of our other four most highly compensated executive officers; and

  . all directors and executive officers as a group.

   In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options to purchase shares that are exercisable within 60
days of                 , 2000. Shares issuable pursuant to options are deemed
outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of common shares outstanding after this offering includes shares being offered for sale by us in this offering. The percentage of beneficial ownership
for the following table is presented as of                , 2000 and based on
230,000,000 common shares outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed shareholder is: c/o TyCom Ltd., The Zurich Centre, Second Floor, Suite 201, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

                                                             Percent of total
                                                             -----------------
                                                 Number of
                                                   shares     Before   After
                                                beneficially   the      the
Name and Address of Beneficial Owner               owned     offering offering
------------------------------------            ------------ -------- --------
TGN Holdings Ltd............................... 190,000,000    100%      83%(1)
 The Zurich Center, Second Floor
 90 Pitts Bay Road
 Pembroke HM 08, Bermuda

Directors and Executive Officers:
  L. Dennis Kozlowski..........................                 --
  Neil R. Garvey...............................                 --
  Mark H. Swartz...............................                 --
  Claire L. Calandra...........................                 --
  David W. Van Rossum..........................                 --

All Directors and Executive Officers as a
 Group:
 (8 people)....................................                 --

--------

(1) If the underwriters exercise their over-allotment option in full, TGN Holdings Ltd. will sell 6,000,000 common shares and will own 184,000,000 common shares, or 80% of the total, after the offering.

                          DESCRIPTION OF SHARE CAPITAL

General

   Immediately following the completion of this offering, our authorized share capital will consist of 3,000,000,000 common shares, par value $0.25 per common share and 600,000,000 undesignated preference shares, par value $1.00 per share. Upon completion of this offering, there will be 230,000,000 outstanding
common shares and outstanding options to purchase    common shares.

Common Shares

   Prior to this offering, there were 190,000,000 common shares outstanding, all of which were held of record by TGN Holdings Ltd. There will be 230,000,000 common shares outstanding, assuming no exercise of outstanding options, after giving effect to the sale of the common shares offered hereby. The holders of common shares present in person or by proxy at a general meeting are entitled, on a vote by show of hands, to vote one vote each and, on a poll vote, to one vote per share on all matters to be voted upon by the shareholders. The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time to time determine. Cumulative voting for the election of directors is not provided for in our memorandum of association or bye-laws, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption.

   There are no sinking fund provisions applicable to the common shares.

Preference Shares

   We have created 600,000,000 authorized preference shares, par value $1.00 per share, the rights and preferences of which are currently undesignated. The board of directors has the authority to issue the preference shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. Otherwise, the board may issue additional preference shares and fix the rights and restriction with the approval of a resolution of shareholders. The issuance of preference shares may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of common shares. At present, we have no plans to issue any of the preference shares.

Options

   As of      , 2000, options to purchase a total of    common shares were
outstanding or had been approved and up to    additional common shares may be
subject to options granted in the future under our benefit plans. All of the options are subject to standard anti-dilution provisions.

Bermuda Law

   We are an exempted company organized under the Companies Act 1981 of Bermuda. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents.

   Dividends. Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

   Voting Rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast with each shareholder present, and each person holding proxies for any shareholder, entitled, on a show of hands, to one vote each and, on a poll vote, to one vote for each common share held by the shareholder, except in certain exceptional cases where a greater majority vote is required by our bye-laws.

   Rights in Liquidation. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preference shares, the proceeds of the liquidation or winding up are distributed pro rata among the holders of our common shares.

   Meetings of Shareholders. Under Bermuda law, a company is required to convene at least one general shareholders' meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least 5 days' advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, we must give each shareholder at least 20 days' notice of the annual general meeting and of any special general meeting.

   Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote constitutes a quorum (except in certain exceptional cases where a greater number is required).

   Access to Books and Records and Dissemination of Information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company's certificate of incorporation, its memorandum of association, including its objects and powers, and any alteration to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

   Election or Removal of Directors. Under Bermuda law and our bye-laws, our directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed at the next annual general meeting, unless they are earlier removed or resign. At each annual general meeting after this offering, all current directors will be required to resign, but may offer themselves for re-election.

   Under Bermuda law and our bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days' notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

   Board Actions. Our bye-laws provide that certain actions are required to be approved by our board of directors. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting of our board of directors.

   Amendment of Memorandum of Association and Bye-laws. Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Our bye-laws may be amended by the board of directors if the amendment is approved by a vote of a majority of the votes cast by our directors and by our shareholders by a resolution passed by the holders of a majority of the issued common shares.

   Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981 of Bermuda. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

   Appraisal Rights and Shareholder Suits. Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for his shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his shares. Under Bermuda law and our bye-laws, the amalgamation of TyCom with another company requires the amalgamation agreement to be approved by the board of directors and by meetings of the holders of the issued shares of TyCom.

   Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

   When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Transfer Agent and Registrar

   ChaseMellon Shareholder Services, L.L.C. will serve as transfer agent and branch registrar for the common shares in the United States. Reid Management Limited will serve as transfer agent and principal registrar for the common shares in Bermuda.

Listing

   We have applied to have our common shares approved for listing on the New York Stock Exchange and for a secondary listing on the Bermuda Stock Exchange under the symbol "TCM" in each case. The New York Stock Exchange shares will be listed on the New York Stock Exchange in U.S. dollars and settlement will take place through The Depository Trust Company in U.S. dollars. The Bermuda-listed shares may be exchanged for New York Stock Exchange shares, and vice versa, through the applicable procedures of the relevant clearing agency.

Certain Foreign Issuer Considerations

   We have been designated as non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority and are required to obtain the permission of the Bermuda Monetary Authority for the issue and free transferability of all of our shares.

   The Bermuda Monetary Authority has given its consent for the issue and transfer of all of the common shares that are the subject of this offering for the purposes of the proposed public offering, and for free transferability of all of our issued common shares following the offering, subject to the common shares being listed on the New York Stock Exchange. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

   The transfer of our shares and the issue of shares within the current authorised share capital after the completion of the offerings to or by such persons may be effected without specific consent of the Bermuda Monetary Authority under the Exchange Control Act of 1972 and regulations thereunder subject to our shares continuing to be listed on the New York Stock Exchange. Because we have been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of common shares, other than in respect of local Bermuda currency.

   Share certificates will be issued in respect of the shares offered pursuant to this prospectus. In the case of an applicant acting in a special capacity, for example, as trustee, the share register may not record the capacity in which the applicant is acting. We are not bound to recognise or investigate or incur any responsibility in respect to the proper administration of any such trust.

We will take no notice of any trust applicable to any of our shares whether or not we have notice of such trust.

   As an exempted company, we are exempted from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but, as an exempted company, we may not, except with the express authorization of the Bermuda legislature or under a license granted by the Minister of Finance of Bermuda, participate in certain business transactions including:

  . the acquisition or holding of land in Bermuda, except that required for our business and held by way of lease or tenancy for terms of not more than 50 years or, with the consent of the Minister of Finance of Bermuda, that required to provide accommodation or recreational facilities for our employees and held by way of lease or tenancy for terms of not more than 21 years;

  . the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda Dollars without the consent of the Minister of Finance of Bermuda;

  . the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority; or

  . the carrying on of business of any kind in Bermuda other than with persons outside Bermuda, except in certain limited circumstances such as doing business with another exempted company in Bermuda in furtherance of our business carried on outside Bermuda.

                        SHARES ELIGIBLE FOR FUTURE SALE

   After this offering, we will have 230,000,000 common shares outstanding,
excluding      common shares reserved for issuance under our benefit plans. All of the common shares sold in this offering will be freely tradeable under the Securities Act, unless held by our "affiliates," as that term is defined by the SEC. In addition, 190,000,000 common shares have been issued in transactions that were not registered with the SEC and, thus, are "restricted securities," as that term is defined by the SEC, assuming no exercise of the underwriters' over-allotment option. Upon the expiration of the lock-up agreements between TyCom, Tyco, TGN Holdings, Ltd., certain directors and officers of TyCom and Tyco and the underwriters, these common shares will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

   In general, under Rule 144 as currently in effect, a shareholder who has beneficially owned restricted securities for at least one year, can sell in any three-month period a number of common shares that does not exceed the greater of:

  . 1% of the number of common shares then outstanding, or approximately 2,300,000 common shares immediately after this offering, or

  . the average weekly trading volume of the common shares on the New York Stock Exchange during the four calendar weeks immediately preceding the date on which such sale is made.

   Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about TyCom. A shareholder who is not deemed to have been an affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations and requirements described above.

   TyCom, Tyco, TGN Holdings Ltd. and the officers and directors of TyCom and certain officers and directors of Tyco have agreed with the underwriters that, for a period of 180 days after the date of this prospectus, they will not directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common shares or any securities convertible into or exercisable or exchangeable for common shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the common shares, or cause a registration statement covering any common shares to be filed, without prior written consent of Goldman, Sachs & Co. and Salomon Smith Barney Inc. The lock-up agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Goldman, Sachs & Co. and Salomon Smith Barney Inc.

   An aggregate of    of our common shares are reserved for issuance under our
benefit plans. We intend to file registration statements on Form S-8 covering the sale of the common shares issued under the benefit plans. Accordingly, common shares registered under any such registration will be available for sale in the public market upon issuance of such common shares pursuant to the respective share plan, unless such shares are subject to vesting restrictions and subject to limitation on resale by "affiliates" pursuant to Rule 144 and under the lock-up agreements described above.

Registration Rights Agreement

   We have agreed that we will, upon the request of Tyco, use our commercially reasonable best efforts to effect the registration under applicable federal and state securities laws of the common shares indirectly owned by Tyco following the offering.

                               TAX CONSIDERATIONS

Bermuda Tax Considerations

   As of today, Bermuda law does not impose any of the following taxes on a disposition of our common shares or on distributions by us with respect to our common shares:

  .  income;

  .  corporation or profits;

  .  withholding;

  .  capital gains;

  .  capital transfer;

  .  estate duty; or

  .  inheritance.

   Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any of the following taxes, it shall not be applicable to us or any of our operations, nor to our shares nor to our obligations until March 28, 2016:

  .  taxes computed on profits or income;

  .  taxes computed on any capital asset, gain or appreciation; or

  .  any tax in the nature of estate duty or inheritance tax.

This undertaking does not, however, prevent either the imposition of property taxes on us if we hold real property or leasehold interests in Bermuda or the application of Bermuda taxes to persons ordinarily resident in Bermuda. We will pay an annual government fee in Bermuda on our authorized share capital and share premium.

United States Federal Income Tax Considerations

   The following is a summary of the material United States federal income tax considerations that apply as of today to your acquisition, ownership and disposition of our common shares. This summary deals only with common shares that are held as capital assets and does not address tax considerations applicable to you if you are subject to special tax rules, including if you:

  .  are a dealer or trader in securities or currencies;

  .  are a financial institution;

  .  are an insurance company;

  .  are a tax-exempt entity;

  . hold common shares as part of a straddle, conversion transaction, constructive sale or other arrangement involving more than one position;

  .  have a principal place of business or tax home outside the United
     States; or

  .  have a functional currency which is not the United States dollar.

In addition, the summary generally does not address the tax consequences to you if you own (or are deemed for United States federal income tax purposes to own under complex attribution and constructive ownership rules) 10% or more of our voting stock. If you own 10% or more of our voting stock, you are advised to consult your own tax advisors regarding the tax considerations incident to an investment in common shares.

   The discussion below is based upon tax laws of the United States, including the Internal Revenue Code of 1986, as amended. These laws may be repealed, revoked or modified, perhaps with retroactive effect, resulting in United States federal income tax consequences different from those discussed below.

   Prospective investors are urged to consult their own tax advisors as to the tax consequences of an investment in common shares. These consequences include the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other federal tax laws and possible changes in tax law.


United States Persons

   The following discussion applies to you if you are a United States person. A United States person is:

  . a citizen or resident of the United States for federal income tax purposes;

  . a corporation or partnership created or organized in or under the laws of the United States or any of its political subdivisions;

  . an estate whose income is subject to United States federal income taxation regardless of its source; or

  . a trust if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

 Taxation of Dividends

   Distributions you receive on our common shares will be treated as dividends and taxable as ordinary income to the extent that such distributions are made out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Any excess will be treated first as a tax-free return of capital to the extent of your tax basis in our common shares, and then as capital gain from the sale or exchange of property. The United States federal income tax treatment described in the immediately preceding sentence applies whether or not such distributions are treated as a return of capital for non-tax purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution by us. If you are a corporation, you will not be entitled to claim a dividends received deduction with respect to distributions by us, because we are a foreign corporation. We do not anticipate paying cash dividends in the foreseeable future. See "Dividends."

   For so long as stock representing 50% or more of the voting power or value of our stock is owned, directly or indirectly, by United States persons, distributions on our common shares that are taxable as dividends generally will be treated for United States foreign tax credit purposes as either:

  . foreign source passive income (or, in the case of some United States persons, foreign source financial services income); or

  .  United States source income.

   The treatment as either foreign source passive income or United States source income will generally be in proportion to our earnings and profits in the year of the distribution allocable to foreign and United States sources.

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

 Taxation of Dispositions

   Gain or loss that you recognize on the sale, exchange or other taxable disposition of our common shares will be subject to United States federal income taxation as capital gain or loss. This gain or loss will be in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and your adjusted tax basis in the common shares sold. The gain or loss will be long term capital gain or loss if your holding period for our common shares is more than one year. Any gain or loss so recognized generally will be United States source.

 Information Reporting and Backup Withholding

   Some United States persons may be subject to information reporting with respect to payments of dividends on, and the proceeds of the disposition of, our common shares. United States persons who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at a 31% rate. You should consult your tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on and dispositions of our common shares. Any amount withheld will generally be allowed as a credit against your United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Non-United States Persons

   The following discussion applies to you if you are not a United States person.

 Distributions and Disposition

   In general, and subject to the discussion below under "Information Reporting and Backup Withholding," you will not be subject to United States federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, our common shares, unless:

  . the income or gain is effectively connected with your conduct of a trade or business in the United States, or

  . you are an individual who realizes a gain on a sale of our common shares, you are present in the United States for 183 days or more in the taxable year of the sale and other conditions specified in the Internal Revenue Code are met.

   Income or gain that is effectively connected with your conduct of a trade or business in the United States generally will be subject to regular United States federal income tax in the same manner as if the income or gain were realized by a United States person. In addition, if you are a non-United States corporation, the income or gain may be subject to a branch profits tax at a rate of 30%, although a lower rate may be provided by an applicable income tax treaty. Gain described in the second bullet above generally will be subject to tax at a rate of 30%, or a lower rate provided by an applicable income tax treaty.

 Information Reporting and Backup Withholding

   If you hold our common shares through a non-United States, and non-United States related, broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on and dispositions of our common shares. Information reporting, and possibly backup withholding, may apply if you hold our common shares through a

United States, or United States related, broker or financial institution, and you fail to provide required information. You should consult your tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on and dispositions of our common shares. Any amount withheld will generally be allowed as a credit against your United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and TyCom has agreed to sell to such underwriter, the number of common shares set forth opposite the name of such underwriter.

                                                                      Number of
      Underwriter                                                       Shares
      -----------                                                     ----------
      Goldman, Sachs & Co............................................
      Salomon Smith Barney Inc.......................................
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..........................................
                                                                      ----------
        Total........................................................ 40,000,000

   The underwriters are obligated to purchase all the common shares, other than those covered by the over-allotment option described below, if they purchase any of the common shares.

   The underwriters, for whom Goldman, Sachs & Co., Salomon Smith Barney Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

   TGN Holdings Ltd. has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,000,000 additional common shares at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional common shares approximately proportionate to such underwriter's initial purchase commitment.

   The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of common shares offered by them.

   Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to this offering is not a part of this prospectus. Neither TyCom nor the underwriters will rely on third-party providers to comply with the prospectus delivery requirements. All purchasers will receive a printed version of the final prospectus.

   In connection with the offering, TyCom, Tyco, TGN Holdings Ltd. and the directors and officers of TyCom and certain directors and officers of Tyco have agreed that, subject to certain limited exceptions, without the prior written consent of Goldman, Sachs & Co. and Salomon Smith Barney Inc. on behalf of the underwriters, they will not:

     (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares, or

     (b) enter into any swap or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares,

whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such common shares or such other securities, in cash or otherwise, for a period of 180 days after the date of this prospectus. The restrictions described in clause (a) and (b) of this paragraph shall not apply to the common shares to be sold in this offering, including any common shares sold pursuant to the over-allotment option described above.

   We have applied to have the common shares approved for listing on the New York Stock Exchange and for a secondary listing on the Bermuda Stock Exchange, in each case under the symbol "TCM".

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by TyCom in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

                                                             Paid by TyCom
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per share..........................................    $            $
   Total..............................................    $            $

   In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include over-allotment, syndicated covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicated covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common shares made for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters in covering syndicate short positions or making stabilizing purchases, repurchase common shares originally sold by that syndicate member.

   Any of these activities may cause the price of the common shares to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange, the Bermuda Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

   We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be $    , all of which will be paid by Tyco.

   Each of the representatives have performed certain investment banking and advisory services for TyCom and Tyco from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for TyCom and Tyco in the ordinary course of their business.

   TyCom and Tyco International Ltd. have each agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   Prior to this offering, there has been no public market for the common shares. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common shares will develop and continue after this offering.

                                 LEGAL MATTERS

   The validity of the issuance of the common shares offered in this prospectus, the matter of enforcement of judgments in Bermuda and Bermuda tax consequences will be passed on by Appleby Spurling & Kempe, Hamilton, Bermuda, counsel to TyCom. United States legal matters related to the offering will be passed upon for TyCom by Davis Polk & Wardwell, New York, New York, and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

   The financial statements of TyCom Ltd. as of September 30, 1998 and 1999 and for each of the three fiscal years in the period ended September 30, 1999 included in this prospectus have been so included in reliance on the report, which contains an explanatory paragraph relating to certain costs and expenses presented in the financial statements which represent allocations and management's estimates of the costs of services provided by Tyco International Ltd., of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of AT&T Submarine Systems, Inc. for the six months ended June 30, 1997 included in this prospectus have been so included in reliance on the report, which contains an explanatory paragraph relating to certain costs and expenses presented in the financial statements which represent allocations and management's estimates of the costs of services provided by AT&T, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of Telecomunicaciones Marinas, S.A. ("Temasa") as of December 31, 1998 and for the year ended December 31, 1998 included in this prospectus have been so included in reliance on the report of BDO Audiberia Auditores, S.L., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to TyCom and our common shares, reference is made to the registration statement and the exhibits and any schedules filed therewith. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

   As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.submarinesystems.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

               SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

   We are a Bermuda company and most of our assets are or may be located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us within the United States. It may also be difficult for our shareholders to enforce, in the United States, judgments obtained in United States courts. We have been advised by our legal counsel in Bermuda, Appleby Spurling & Kempe, that there is some doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws (including civil liabilities under such laws), although Bermuda courts will generally enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

   We have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising out of this offering, and we have appointed Puglisi & Associates to accept service of process in any such action.

   This prospectus has been filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda, as amended, and the Bermuda Monetary Authority ("BMA") has given its consent to the issue and
transfer of up to    of our common shares. In accepting this prospectus for
filing, the Registrar of Companies accepts no responsibility for the financial soundness of any proposals or for the correctness of any statements made or opinions expressed with regard to them. Approvals or permissions received from the BMA do not constitute a guarantee by the BMA as to performance or our creditworthiness. As a result, in giving such approvals or permissions, the BMA shall not be liable for our performance or our default or for the correctness of any opinions or statements expressed in this prospectus.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
TyCom Ltd.:
Report of Independent Accountants.........................................  F-2
Consolidated Balance Sheets as of September 30, 1998 and 1999 and March
 31, 2000 (unaudited).....................................................  F-3
Consolidated Statements of Operations for the fiscal years ended September
 30, 1997, 1998 and 1999 and the six months ended March 31, 1999 and 2000
 (unaudited)..............................................................  F-4
Consolidated Statements of Shareholders' Equity for the fiscal years ended
 September 30, 1997, 1998 and 1999 and the six months ended March 31, 2000
 (unaudited)..............................................................  F-5
Consolidated Statements of Cash Flows for the fiscal years ended September
 30, 1997, 1998 and 1999 and the six months ended March 31, 1999 and 2000
 (unaudited)..............................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

Telecomunicaciones Marinas, S.A.:
Auditors' Report.........................................................  F-27
Balance Sheets as of December 31, 1998 and 1997..........................  F-28
Profit and Loss Accounts for the years ended December 31, 1998 and 1997..  F-30
Notes to the Annual Accounts.............................................  F-32
Unaudited Pro Forma Financial Data:
Introduction.............................................................  F-49
Unaudited Pro Forma Combined Statement of Operations for the six months ended March 31, 1999....................................................  F-50
Unaudited Pro Forma Combined Statement of Operations for the year ended
 September 30, 1998......................................................  F-51
Notes to Unaudited Pro Forma Combined Statements of Operations...........  F-52
AT&T Submarine Systems, Inc.:
Report of Independent Accountants........................................  F-53
Consolidated Statement of Operations for the six months ended June 30,
 1997....................................................................  F-54
Consolidated Statement of Cash Flows for the six months ended June 30,
 1997....................................................................  F-55
Notes to Consolidated Financial Statements...............................  F-56

   This is the form of report that we expect to issue upon the transfer of the assets and liabilities to TyCom Ltd., as described in Note 1.

                                          /s/ PricewaterhouseCoopers

Hamilton, Bermuda
March 3, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholder of TyCom Ltd.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of TyCom Ltd. (the "Company") at September 30, 1998 and 1999, and the results of its operations and its cash flows for the fiscal years ended September 30, 1997, 1998 and 1999, in conformity with accounting principles generally accepted in the United States. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in Note 1, the Company is an operating subsidiary of Tyco International Ltd. Certain costs and expenses presented in the financial statements represent allocations and management's estimates of the costs of services provided to the Company by Tyco International Ltd. As a result, the financial statements presented may not be indicative of the financial position or results of operations that would have been achieved had the Company operated as a nonaffiliated entity.

                                   TYCOM LTD.

                          CONSOLIDATED BALANCE SHEETS
                                 (in millions)

                                                                     (Unaudited)
                                                    September 30,     March 31,
                                                  -----------------  -----------
                                                    1998     1999       2000
                                                  -------- --------  -----------
Current Assets:
Cash and cash equivalents.......................  $   49.7 $   12.1   $   15.3
Short-term advances to parent...................      45.9    505.5       87.1
Receivables, less allowance for doubtful
 accounts of $27.8 at September 30, 1998, $19.8
 at September 30, 1999 and $49.3 at March 31,
 2000...........................................      83.5    278.7      400.4
Contracts in process............................     431.4    432.9      203.4
Inventories.....................................      89.8    108.7      118.9
Deferred income taxes...........................      69.1     36.9       48.7
Other current assets............................       9.2     18.1       17.6
                                                  -------- --------   --------
Total current assets............................     778.6  1,392.9      891.4
                                                  -------- --------   --------
Property, Plant and Equipment, Net..............     287.8    464.4      491.0
Goodwill and Other Intangible Assets, Net.......     169.0    348.6      323.7
Deferred Income Taxes...........................     122.2    112.5      110.1
Other Assets....................................       9.2     73.8       53.8
                                                  -------- --------   --------
  Total Assets..................................  $1,366.8 $2,392.2   $1,870.0
                                                  ======== ========   ========
Current Liabilities:
Loans payable and current maturities of long-
 term debt......................................  $     -- $    2.3   $    2.2
Accounts payable................................     116.9    175.3      155.4
Accrued expenses and other current liabilities..     215.3    176.0      227.1
Contracts in process--billings in excess of
 costs..........................................     125.4    849.1      646.1
Deferred revenue................................      17.9     12.4       42.6
                                                  -------- --------   --------
Total current liabilities.......................     475.5  1,215.1    1,073.4
Long-Term Debt..................................     600.0    608.2      655.1
Other Long-Term Liabilities.....................      13.8     14.7       15.4
                                                  -------- --------   --------
  Total Liabilities.............................   1,089.3  1,838.0    1,743.9
                                                  -------- --------   --------
Minority Interest...............................      63.8     55.7       53.5
Commitments and Contingencies (Note 9)

Shareholder's Equity:
Parent company investment.......................     213.7    501.3      105.6
Currency translation adjustment.................        --     (2.8)     (33.0)
                                                  -------- --------   --------
  Total Shareholder's Equity....................     213.7    498.5       72.6
                                                  -------- --------   --------
  Total Liabilities and Shareholder's Equity....  $1,366.8 $2,392.2   $1,870.0
                                                  ======== ========   ========

                See Notes to Consolidated Financial Statements.

                                   TYCOM LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in millions)

                                                              (Unaudited)
                              Fiscal Year Ended        Six Months Ended
                                September 30,              March 31,
                          ---------------------------  ------------------
                           1997      1998      1999     1999      2000
                          -------  --------  --------  -------- ---------
Revenue from product
 sales..................  $ 342.6  $1,187.0  $1,450.0  $ 608.5  $ 1,196.2
Service revenue.........     32.9      94.6     187.6     90.8       79.6
                          -------  --------  --------  -------  ---------
Net revenue.............    375.5   1,281.6   1,637.6    699.3    1,275.8
Cost of product sales...    226.0     821.7   1,093.2    437.0      934.1
Cost of services........     20.9      69.7      86.5     34.8       45.4
Sales and marketing.....      7.4      23.4      17.6      8.7        7.1
Research and
 development............      9.5      39.5      52.7     26.5       26.7
General and
 administrative.........     16.2      65.0      64.0     29.8       42.3
Write-off of purchased
 in-process research and
 development............    361.0        --        --       --         --
                          -------  --------  --------  -------  ---------
Operating income
 (loss).................   (265.5)    262.3     323.6    162.5      220.2
Interest income
 (expense), net.........      1.8      (9.9)    (39.3)   (23.6)      (1.2)
Minority interest.......     (3.8)    (14.1)    (15.2)    (7.5)      (6.7)
                          -------  --------  --------  -------  ---------
Income (loss) before
 income taxes...........   (267.5)    238.3     269.1    131.4      212.3
Income tax benefit
 (provision)............    110.9     (86.3)   (106.1)   (54.0)     (77.1)
                          -------  --------  --------  -------  ---------
Net income (loss).......  $(156.6) $  152.0  $  163.0  $  77.4  $   135.2
                          =======  ========  ========  =======  =========


                See Notes to Consolidated Financial Statements.

                                   TYCOM LTD.

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                                 (in millions)

                                             Parent    Currency
                                            Company   Translation Comprehensive
                                           Investment Adjustment  Income (Loss)
                                           ---------- ----------- -------------
Balance at September 30, 1996.............  $  38.0     $   --
Comprehensive loss:
  Net loss................................   (156.6)                 $(156.6)
                                                                     -------
    Total comprehensive loss..............                           $(156.6)
                                                                     =======
Net transfers from parent.................    795.4
                                            -------     ------
Balance at September 30, 1997.............    676.8         --
Comprehensive income:
  Net income..............................    152.0                  $ 152.0
                                                                     -------
    Total comprehensive income............                           $ 152.0
                                                                     =======
Net transfers to parent...................   (615.1)
                                            -------     ------
Balance at September 30, 1998.............    213.7         --
Comprehensive income:
  Net income..............................    163.0                  $ 163.0
  Currency translation adjustment.........                (2.8)         (2.8)
                                                                     -------
    Total comprehensive income............                           $ 160.2
                                                                     =======
Net transfers from parent.................    124.6
                                            -------     ------
Balance at September 30, 1999.............    501.3       (2.8)
Comprehensive income (unaudited):
  Net income..............................    135.2                  $ 135.2
  Currency translation adjustment.........               (30.2)        (30.2)
                                                                     -------
    Total comprehensive income............                           $ 105.0
                                                                     =======
Net transfers to parent (unaudited).......   (530.9)
                                            -------     ------
Balance at March 31, 2000 (unaudited).....  $ 105.6     $(33.0)
                                            =======     ======

                See Notes to Consolidated Financial Statements.

                                   TYCOM LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in millions)

                                                                (Unaudited)
                                      Fiscal Year Ended       Six Months Ended
                                        September 30,            March 31,
                                   -------------------------  ------------------
                                    1997     1998     1999      1999     2000
                                   -------  -------  -------  --------  --------
Cash Flows From Operating
 Activities:
Net income (loss)................  $(156.6) $ 152.0  $ 163.0  $   77.4  $135.2
Adjustments to reconcile net
 income (loss) to net cash
 provided by operating
 activities:
  Write-off of purchased in-
   process research and
   development...................    361.0      --       --        --       --
  Depreciation...................     10.9     31.9     39.6      16.4     27.9
  Goodwill and other intangible
   amortization..................      0.7      4.6      7.5       2.9      5.1
  Deferred income taxes..........   (121.7)    (8.4)    41.8      48.7     (9.3)
  Provisions for losses on
   receivables and inventory.....      1.5     19.0      4.6       0.5     59.0
  Minority interest expense......      3.8     14.1     15.2       7.4      6.7
  Other non-cash items...........      --       --       --        --      10.3
  Changes in assets and
   liabilities, net of the
   effects of acquisitions:
   Receivables...................    132.0     76.1   (183.6)   (153.8)  (156.5)
   Contracts in process..........    (59.5)  (146.5)   725.5     221.3     26.4
   Inventories...................     50.4     10.7    (23.4)    (21.5)   (35.0)
   Other current assets..........     (1.3)    (6.0)    (8.2)     (3.2)     0.5
   Accounts payable..............     26.3    (41.9)    57.5      20.7    (19.6)
   Accrued expenses and other
    current liabilities..........      6.7    (54.2)   (55.9)    (60.3)    54.5
   Deferred revenue..............     18.2     (4.5)   (10.1)     (9.5)    30.5
                                   -------  -------  -------  --------  -------
  Net cash provided by operating
   activities....................    272.4     46.9    773.5     147.0    135.7
                                   -------  -------  -------  --------  -------
Cash Flows From Investing
 Activities:
Purchase of property, plant and
 equipment.......................    (18.7)   (28.2)   (97.4)    (39.0)   (66.1)
Acquisition related costs, net of
 cash acquired...................     (4.3)   (80.2)    (8.5)     (1.9)    (0.8)
Increase in long-term
 receivables.....................     (4.0)    (0.3)   (56.0)    (25.6)     9.3
Increase in investments..........      --      (2.0)    (9.3)     (1.0)     --
Other............................     (2.2)     0.4     (0.9)      --       0.3
                                   -------  -------  -------  --------  -------
  Net cash used in investing
   activities....................    (29.2)  (110.3)  (172.1)    (67.5)   (57.3)
                                   -------  -------  -------  --------  -------
Cash Flows From Financing
 Activities:
Short-term advances to parent....   (184.3)   138.4   (459.6)     28.8    416.0
Repayments of long-term debt.....      --       --      (1.2)      --      (1.1)
Net proceeds on long-term loans
 from parent.....................      --       --       1.3       1.3     48.6
Change in parent company
 investment......................    (54.6)   (15.1)  (155.4)    (79.0)  (530.9)
Distributions to minority
 interest........................     (4.8)   (18.0)   (23.4)     (9.5)    (8.8)
Other............................      0.5      7.8     (0.7)      0.3      1.0
                                   -------  -------  -------  --------  -------
  Net cash provided by (used in)
   financing activities..........   (243.2)   113.1   (639.0)    (58.1)   (75.2)
                                   -------  -------  -------  --------  -------
Net increase (decrease) in cash
 and cash equivalents............      --      49.7    (37.6)     21.4      3.2
Cash and cash equivalents at
 beginning of period.............      --       --      49.7      49.7     12.1
                                   -------  -------  -------  --------  -------
Cash and cash equivalents at end
 of period.......................  $   --   $  49.7  $  12.1  $   71.1  $ 15.3
                                   =======  =======  =======  ========  =======
Supplementary Cash Flow
 Disclosure:
Interest paid, net...............  $   --   $  25.5  $  37.3  $   22.8  $ 21.9
                                   =======  =======  =======  ========  =======
Income taxes paid (net of
 refunds)........................  $  10.8  $  94.7  $  64.3  $    5.3  $ 86.4
                                   =======  =======  =======  ========  =======
Supplemental Schedule of Noncash
 Investing and Financing
 Activities:
Net assets of acquired businesses
 contributed by parent (Note 3)..  $ 850.0  $   --   $ 280.0  $    --   $ --
                                   =======  =======  =======  ========  =======
Dividend in form of loan from
 parent (Note 4).................  $   --   $ 600.0  $   --   $    --   $ --
                                   =======  =======  =======  ========  =======

                See Notes to Consolidated Financial Statements.

                                   TYCOM LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background

   TyCom Ltd. (the "Company" or "TyCom"), a Bermuda company, was incorporated on March 8, 2000 as a wholly-owned subsidiary of Tyco International Ltd. to serve as the holding company for its undersea fiber optic cable communications business. Tyco International Ltd. and its subsidiaries, excluding TyCom, are referred to herein as the "Parent" or "Tyco."

   The accompanying consolidated financial statements are derived from the historical books and records of Tyco and include Simplex Technologies ("Simplex"), acquired by Tyco in 1974, for all periods presented. The consolidated financial statements also include Tyco Submarine Systems Ltd. ("TSSL"), formerly AT&T's submarine systems business acquired by Tyco on July 1, 1997, and Telecomunicaciones Marinas, S.A. ("Temasa") acquired by Tyco on May 18, 1999. TSSL and Temasa are included in the consolidated financial statements from their respective dates of acquisition. Prior to the planned initial public offering discussed below, the assets and liabilities described herein will be transferred to TyCom.

   Simplex is the cable manufacturing and integration facility of the Company. TSSL includes research and development, system design, repeater and terminal product manufacturing, and project management functions of the Company. In addition, TSSL includes Transoceanic Cable Ship Company ("TCSC"), the cable installation and maintenance operations of the Company based in the United States. Temasa is the cable installation and maintenance operations of the Company based in Spain. The Company operates a fleet of eleven cable ships. In addition to the TCSC fleet, two ships are flagged in the U.S. Marshall Islands under the Coastal Cable Ship Co. and C.S. Tyco Provider, Inc. Temasa's three ships are flagged in the Canary Islands.

   TyCom has designed, engineered, manufactured and installed over 300,000 kilometers of undersea cable and has played a principal role in the deployment and maintenance of most of the world's major undersea cable networks. The foundation of TyCom's industry leadership is the technological accomplishments of the internationally recognized TyCom Laboratories, which has its origins in Bell Laboratories.

   On January 17, 2000, Tyco announced that its undersea fiber optics business will design, build, install, operate and maintain its own global undersea fiber optic communications network, the TyCom Global Network. Tyco also announced its intention to offer up to 20% of its undersea fiber optic cable business for sale in an initial public offering.

2. Summary of Significant Accounting Policies

   Basis of Presentation--The consolidated financial statements have been prepared in United States dollars in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include the accounts of TyCom and its subsidiaries. Prior to the completion of the planned public offering, Simplex, TSSL and Temasa will become subsidiaries of TyCom and in exchange, TGN Holdings Ltd., a subsidiary of Tyco, will receive common shares of TyCom. All significant intercompany transactions and balances have been eliminated in consolidation.

   These financial statements present the consolidated financial position and results of operations of the Company as a subsidiary of Parent, including adjustments necessary for a fair presentation of the business. The financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand-alone entity.

                                  TYCOM LTD.

   Interim Financial Information--The consolidated financial statements of the Company as of March 31, 2000 and for the six months ended March 31, 1999 and 2000 are unaudited. Adjustments, consisting of normal recurring adjustments and adjustments necessary to present the consolidated financial position and results of operations of the Company as an operating subsidiary of Parent, have been made which in the opinion of management are necessary for a fair presentation. Results of operations for the six months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

   Cash Equivalents--All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

   Short-Term Advances to Parent--Short-term advances to Parent reflect cash balances generated from operating activities that were transferred to Tyco to be included in Tyco's consolidated cash management system. These advances are subject to the terms of various cash management and loan agreements between the Company and Parent. Under the terms of these agreements, the funds are available to the Company on an as needed basis. Amounts outstanding on the last day of each calendar quarter accrue interest at a rate equal to 1.25% above the three-month United States Dollar LIBOR as in effect on the last day of the prior calendar quarter. The effective interest rate on amounts outstanding as of September 30, 1999 was 6.6%. The agreements terminate over a period from July 2003 to August 2004.

   Inventories--Inventories are recorded at the lower of cost (first-in, first-out) or market value.

   Property, Plant and Equipment--Property, plant and equipment is principally recorded at cost less accumulated depreciation. Maintenance and repair expenditures are charged to expense when incurred. The straight-line method of depreciation is used over the estimated useful lives of the related assets as follows:

      Buildings and related improvements............ 10 to 40 years
      Ships and submersibles........................ 5 to 20 years
      Leasehold improvements........................ Remaining term of the lease
      Machinery and equipment....................... 5 to 7 years

   Gains and losses arising on the disposal of property, plant and equipment are included in the Consolidated Statements of Operations.

   Goodwill and Other Intangible Assets--Goodwill, which is being amortized on a straight-line basis over 40 years, was $129.3 million and $311.3 million, net, at September 30, 1998 and 1999, respectively. Accumulated amortization amounted to $4.0 million at September 30, 1998 and $9.1 million at September 30, 1999.

   Other intangible assets were $39.7 million and $37.3 million, net, at September 30, 1998 and 1999, respectively. These amounts include patents and technology, which are being amortized primarily on a straight-line basis over 17 years. At September 30, 1998 and 1999, accumulated amortization amounted to $1.3 million and $3.7 million, respectively.

   Long-Lived Assets--The Company periodically evaluates the net realizable value of long-lived assets, including, property, plant and equipment, goodwill and other intangible assets, long-term investments and long-term receivables, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the

                                   TYCOM LTD.

carrying value of an asset is assessed when the undiscounted, expected future operating cash flows derived from the asset are less than its carrying value. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

   Investments--The Company accounts for its long-term investments that represent less than twenty percent ownership using Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard requires that certain debt and equity securities be adjusted to market value at the end of each accounting period. Unrealized market gains and losses are charged or credited to earnings if the securities are traded for short-term profit. Otherwise, such unrealized gains and losses are charged or credited to shareholders' equity. Management determines the proper classification of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date.

   Warranties--Estimated warranty costs for each contract are determined based on the contract terms and technology specific issues. These costs are included in total estimated contract costs accrued over the construction period of the respective contract.

   Minority Interest--Five of the Company's ships, used to install and maintain the undersea cable systems, are owned by partnerships. The partnerships consist of a majority-owner general partner, TCSC, a wholly-owned subsidiary of the Company, and a limited partner unaffiliated with the Company, Teleglobe Marine Inc., a wholly-owned subsidiary of Teleglobe Holding Corp. The limited partner's equity interest is 25% or 45% per vessel and the partnership terms continue for the useful life of each vessel. The Company monitors and allocates the utilization of these vessels between construction and maintenance activities.

   The Company charters the vessels from the partnership and operates them in the conduct of its business. Accordingly, the Company reflects the limited partner equity interest in the partnerships as minority interest in the consolidated financial statements. Distributions to the limited partner are based on its pro rata share of earnings during the prior quarter, adjusted for certain noncash items and capital requirements.

   Revenue Recognition--Product sales for the installation of undersea cable systems are recorded on the percentage-of-completion method, whereby sales and profits are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs to complete. Contracts in process, included in current assets, are valued at cost plus accrued profits not yet billed. Billings on uncompleted contracts in excess of incurred costs and accrued profits are included in current liabilities. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. Bid and proposal costs are expensed as incurred.

   Revenue from the sale of maintenance and services is recognized over the period the service is provided. Billings to customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue.

   Income Taxes--Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the

                                   TYCOM LTD.

consolidated financial statements and the tax basis of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse.

   Related Party Transactions--The Company buys certain of the components for its manufactured products, such as wire and circuit boards, from subsidiaries of Tyco at prices which approximate market. Purchases from related parties were $0, $2.7 million, $16.4 million, $6.6 million and $15.8 million during fiscal 1997, fiscal 1998, fiscal 1999 and the six months ended March 31, 1999 and 2000, respectively. Amounts due under these trade activities were $0, $2.1 million and $2.9 million as of September 30, 1998 and 1999 and March 31, 2000, respectively, and are included in accounts payable in the Consolidated Balance Sheets.

   Research and Development--Research and development expenditures are expensed when incurred.

   Advertising--Advertising costs are expensed when incurred.

   Net Income Per Share--Historical net income per share has not been presented because the Company did not operate as a separate legal entity of Tyco with its own capital structure. Upon completion of the proposed public offering of TyCom common shares, the Company will present its own capital structure.

   Translation of Foreign Currency--Assets and liabilities of the Company's subsidiaries operating outside the United States which account in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at the average exchange rates effective during the year. Foreign currency translation gains and losses are included within shareholders' equity.

   Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income (loss).

   Financial Instruments--From time to time the Company enters into a variety of foreign exchange contracts, forward commodity contracts and interest rate swaps in its management of foreign currency, commodity and interest rate exposures. The Company enters into letters of credit as required by its contracts.

   Realized gains or losses on foreign exchange contracts, acquired for the purpose of reducing exposure to currency fluctuations associated with expected cash flows denominated in currencies other than the functional currencies, are reflected in general and administrative expenses. Unrealized gains or losses on foreign exchange contracts are quantified, and if material, are marked to market with the gain or loss reflected in general and administrative expenses.

   Under forward commodity contracts, which hedge anticipated purchases of copper used in manufacturing operations, payments are received or paid based on the differential between the contract price and the actual price of the underlying commodity. Gains or losses on forward commodity contracts are recorded as adjustments to the value of the purchased commodity.

   Interest rate swaps hedge interest rates on indebtedness and involve the exchange of fixed and floating rate interest payment obligations over the life of the related agreement without the exchange of the notional amount. The interest differentials to be paid or received under interest rate swaps are recognized on an accrual basis over the life of the underlying agreement or indebtedness, respectively, as an adjustment to interest expense.

   Use of Estimates--The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make extensive use of certain

                                   TYCOM LTD.

estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates in these consolidated financial statements include purchase accounting reserves, allowances for doubtful accounts receivable, estimates of future cash flows associated with assets, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, warranty reserves, estimated contract revenues and related costs, income taxes and tax valuation reserves, and the determination of discount and other rate assumptions for pension and post-retirement employee benefit expenses. Actual results could differ from those estimates.

   Accounting Pronouncements--In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued SFAS No. 137 which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company is currently analyzing this standard.

   During fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income (loss) and its components in financial statements. The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity, other than transactions with shareholders. Total comprehensive income (loss) is included in the Consolidated Statements of Shareholders' Equity.

3. Acquisitions

 Fiscal 1999

   On May 18, 1999, Temasa, a wholly-owned subsidiary of Telefonica S.A., was acquired by Tyco for an aggregate cost of $290.4 million, consisting of cash of $280.0 million and the assumption of $10.4 million in debt. Temasa installs and maintains undersea cable systems. This business was contributed by Parent to the Company subsequent to its acquisition. The acquisition was accounted for as a purchase, and the results of operations of Temasa have been included in the consolidated results of the Company from its acquisition date. As a result of the acquisition, approximately $188.9 million in goodwill was recorded by the Company, which reflects the adjustments necessary to allocate the purchase price to the fair value of assets acquired, liabilities assumed and purchase accounting liabilities recorded. In addition, $8.5 million of cash was paid during fiscal 1999 for purchase accounting liabilities related to current and prior years' acquisitions.

                                   TYCOM LTD.

   The following table shows the fair value of assets and liabilities and purchase accounting liabilities recorded for Temasa:

      Receivables....................................................... $ 11.0
      Contracts in process..............................................    3.3
      Other current assets..............................................    0.8
      Property, plant and equipment.....................................  118.8
      Goodwill..........................................................  188.9
      Other assets......................................................    0.1
                                                                         ------
                                                                          322.9
                                                                         ------
      Accounts payable..................................................    2.0
      Accrued expenses and other current liabilities....................   28.7
      Other long-term liabilities.......................................    1.8
                                                                         ------
                                                                           32.5
                                                                         ------
                                                                         $290.4
                                                                         ======
      Cash consideration paid (net of cash acquired).................... $280.0
      Debt assumed......................................................   10.4
                                                                         ------
                                                                         $290.4
                                                                         ======

   Purchase accounting liabilities recorded for Temasa during fiscal 1999 include $12.0 million for transaction and other direct costs and $0.2 million for severance costs. Transaction and other direct costs include legal, accounting, financial advisory services and other direct expenses related to the acquisition. Liabilities of approximately $6.9 million for transaction and other direct costs and $0.2 million for severance related costs remained on the balance sheet at September 30, 1999. The Company expects that all costs related to this acquisition will be complete by the end of fiscal 2000.


   The following unaudited pro forma data summarize the results of operations for the periods indicated as if the acquisition of Temasa had been completed as of the beginning of the periods presented. The pro forma data give effect to actual operating results prior to the acquisition and adjustments to interest expense, goodwill amortization and income taxes. No effect has been given to cost reductions or operating synergies in this presentation. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future.

                                                                 Fiscal Year
                                                               Ended September
                                                                     30,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
                                                                (in millions)
      Net revenue............................................ $1,315.4 $1,658.8
      Income before income taxes.............................    225.6    267.4
      Net income.............................................    146.0    159.7

 Fiscal 1998

   During fiscal 1998, the Company paid $67.0 million to AT&T Corp. as a result of finalizing the adjusted balance sheet related to the acquisition of AT&T Corp.'s submarine systems business,

                                   TYCOM LTD.

discussed below. In addition, the Company paid cash of $13.2 million during fiscal 1998 for purchase accounting liabilities that were previously established in connection with this acquisition.

 Fiscal 1997

   On July 1, 1997, AT&T Corp.'s submarine systems business was acquired by Tyco for cash consideration of $850.0 million. This business was contributed by Parent to the Company subsequent to its acquisition. The acquisition was accounted for as a purchase, and its results of operations have been included in the consolidated results of the Company from the acquisition date. As a result of the acquisition, approximately $174.3 million in goodwill and other intangibles, net of the write-off of purchased in-process research and development, was recorded by the Company, which reflects the adjustments necessary to allocate the purchase price to the fair value of assets acquired, liabilities assumed and purchase accounting liabilities recorded. In addition, $4.3 million of cash was paid during fiscal 1997 for purchase accounting liabilities related to this acquisition.

   Purchase accounting liabilities recorded in connection with the above acquisition consist of $8.3 million for transaction and other direct costs, $9.4 million for severance and related costs and $6.5 million for facility related costs.

   Transaction and other direct costs include legal, accounting, financial advisory services and other direct expenses related to the acquisition. The costs of employee termination benefits of $9.4 million relate to the elimination of approximately 150 employees located primarily in the United States, consisting of administrative, executive, sales and marketing and product development personnel. Facility related costs of $6.5 million principally relate to lease contract termination costs. At September 30, 1999, the payout for employee severance and facility related costs was complete.

   The following unaudited pro forma data summarize the results of operations for fiscal 1997 as if the acquisition of AT&T Corp.'s submarine systems business had been completed as of the beginning of the fiscal year. The pro forma data give effect to actual operating results prior to the acquisition and adjustments to interest expense, goodwill amortization and income taxes. No effect has been given to cost reductions or operating synergies in this presentation. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the period presented or that may be obtained in the future.

                                                              Fiscal Year Ended
                                                              September 30, 1997
                                                              ------------------
                                                                (in millions)
      Net revenue............................................       $947.5
      Loss before income taxes...............................       (324.5)
      Net loss...............................................       (201.6)

   In connection with the acquisition of AT&T's submarine systems business, the Company considered an appraisal of its intangible assets, which valued acquired in-process research and development at $361.0 million. The acquired in-process research and development was expensed in the quarter ended September 30, 1997. In addition, intangible assets associated with prior generation technology, alternative use patents and other technology and patents were valued at $41.0 million and are being amortized over 17 years.

                                   TYCOM LTD.

   At July 1, 1997, the Company was engaged in developing wavelength division multiplexing (WDM) technology, which allows for multiple channels of data to be transmitted on a given fiber at different wavelengths, thus increasing overall capacity. This technology had not yet reached technological feasibility and had no alternative future uses as of the acquisition date.

   While substantial research and development investment had been made in developing WDM technology as of the acquisition date, it was estimated that the expenditure of approximately $21 million was required between July 1997 and December 1998 to complete the development of WDM technology. If this effort was successful, WDM technology was expected to become a commercially viable product.

   TyCom utilized the income approach to value the in-process research and development acquired. In applying the income approach, we estimated the value of the development program by analyzing the present values of the free cash flows expected to be generated by the cable systems sold incorporating WDM technology, over the economic life of the technology. Specifically, we estimated the economic useful life of WDM technology at six years (1998-2003), with annual revenues in excess of $1 billion during the first four years and declining revenues in years five and six, as new technology became available. Cost of sales and selling, general and administrative expenses associated with the revenues generated from the technology were estimated, along with research and development costs associated with completing the technology. No significant expense reductions/synergies are included in these estimates. The expenses were deducted from revenues in each year to arrive at income before taxes. An effective tax rate of 40% was used to determine net income for each year.

   A discount rate of 20% was applied to the net free cash flows expected from the technology. This rate reflects Tyco's blended cost of capital along with the risks associated with developing and commercializing the WDM technology. These discounted cash flows were then summed for the applicable fiscal years to arrive at a valuation of the in-process research and development of $361 million, pre-tax.

   WDM technology has been successfully completed and commercialized. In fiscal 1998, Atlantic Crossing-1 was the first TSSL project to be put in service utilizing WDM technology. TyCom continues to use WDM technology in fiscal 2000, and expects this technology to be utilized in undersea cable systems for the remainder of its estimated useful life. Revenues of approximately $1 billion were generated in fiscal 1998 from WDM technology cable systems. This amount is consistent with the original valuation. In fiscal 1999, WDM technology revenues of approximately $1.4 billion were generated. Again, this is consistent with TyCom's valuation. WDM technology revenues for the first six months of fiscal 2000 are approximately $1 billion. On an annualized basis, this is higher than the original valuation. Actual expenses are approximately the same as those used in the original valuation, with the exception of sales and marketing expenses, which are lower, and general and administrative expenses, which are higher. Overall, net income related to WDM technology was slightly higher than that used in the valuation in fiscal 1998 and fiscal 1999 and significantly higher in the first six months of fiscal 2000.

                                   TYCOM LTD.

4. Indebtedness

   Long-term debt is as follows:

                                                                     (Unaudited)
                                                      September 30,   March 31,
                                                      -------------  -----------
                                                       1998   1999      2000
                                                      ------ ------  -----------
                                                            (in millions)
7.2% loan from Parent due 2001(ii)(iii).............. $500.0 $398.8    $   --
7.1% loan from Parent due 2001(ii)...................  100.0     --        --
8.0% peseta denominated note due 2003(i).............     --    9.2       7.3
6.7% loan from Parent due 2008(ii)(iii)..............     --  202.5        --
7.3% loan from Parent due 2010(iii)..................     --     --     200.0
7.5% loan from Parent due 2012(iii)..................     --     --     250.0
7.5% loan from Parent due 2015(iii)..................     --     --     200.0
                                                      ------ ------    ------
Total debt...........................................  600.0  610.5     657.3
Less current portion.................................     --   (2.3)     (2.2)
                                                      ------ ------    ------
Long-term debt....................................... $600.0 $608.2    $655.1
                                                      ====== ======    ======

--------

(i) In 1991, Temasa issued a 3.1 billion Pesetas (approximately $19.6 million) 8.0% amortizing note due March 2003. In connection with this note, Temasa entered into an interest rate swap agreement to hedge the fixed rate interest terms. Under the agreement, which expires in March 2003, Temasa hedged the fixed rate terms of the note and will make floating rate payments based on a variable rate of the three-month Madrid Interbank Offered Rate less 0.1%.
(ii) In February and March 1998, the Company entered into $500.0 million and $100.0 million loan agreements with Parent, which bear interest at fixed rates of 7.2% and 7.1% and are due in March 2001 and April 2001, respectively.

     In December 1998, the Company entered into a $202.5 million loan agreement with Parent, which bears interest at a fixed rate of 6.7% and matures in December 2008. During fiscal 1999, the Company paid off $101.2 million of the $500.0 million 7.2% loan due in March 2001 and the entire $100.0 million 7.1% loan due in April 2001.

(iii) In March 2000, the Company refinanced its long-term debt from Parent and increased its borrowings by entering into $200.0 million, $250.0 million and $200.0 million notes payable, which bear interest at fixed rates of 7.3%, 7.5% and 7.5 % and are due in March 2010, March 2012 and March 2015, respectively.

   The weighted-average rate of interest on all long-term debt was 7.2% and 7.1% during fiscal 1998 and fiscal 1999, respectively. There was no interest-bearing long-term debt from Parent prior to fiscal 1998.

   At March 31, 2000, long-term debt matures as follows (in millions): $0.4 in fiscal 2000, $2.6 in fiscal 2001, $2.8 in fiscal 2002, $1.5 in fiscal 2003 and the remaining balance of $650.0 million in fiscal years 2010 through 2015. Loans from Parent are pre-payable without penalty at par value at any time after March 2005. Prepayment of amounts outstanding prior to March 2005 requires a redemption premium of up to 5%.

                                   TYCOM LTD.

5. Interest Income (Expense), Net

   Interest income (expense), net is comprised of the following:

                                                              (Unaudited)
                                      Fiscal Year Ended    Six Months Ended
                                        September 30,          March 31,
                                      -------------------  ------------------
                                      1997  1998    1999     1999      2000
                                      ---- ------  ------  --------  --------
                                                 (in millions)
Third party interest income.......... $ -- $   --  $  1.3  $     --  $    0.3
Third party interest expense.........   --     --    (0.3)       --      (0.3)
Interest income--short-term advances
 to Parent...........................  1.8   15.6     2.3       0.6      20.8
Interest expense--short-term loans
 from Parent.........................   --     --    (0.1)     (3.0)     (0.4)
Interest expense--long-term loans
 from Parent.........................   --  (25.5)  (42.5)    (21.2)    (21.6)
                                      ---- ------  ------  --------  --------
Interest income (expense), net....... $1.8 $ (9.9) $(39.3)   $(23.6) $   (1.2)
                                      ==== ======  ======  ========  ========

   Interest expense associated with Parent's general corporate debt has not been allocated to the Consolidated Financial Statements herein. Interest expense approximates the estimated cost of borrowings that would have been incurred on a stand-alone basis.

6. Financial Instruments

   The Company's financial instruments consist primarily of cash and cash equivalents, short-term advances to Parent, accounts receivable, long-term investments, accounts payable, debt, letters of credit and derivative financial instruments. The notional amounts of the derivative financial instruments were as follows:

                                                                  September 30,
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
                                                                  (in millions)
      Foreign currency exchange contracts........................ $   -- $ 16.2
      Forward commodity contracts................................   12.6   20.7
      Interest rate swaps........................................     --    9.2

   While it is not the Company's intention to terminate the above derivative financial instruments, fair values were estimated, based on quotes from brokers and market rates, which represented the amounts that the Company would receive or pay if the instruments were terminated at the balance sheet dates. These fair values indicated that the termination of foreign currency exchange contracts, forward commodity contracts and interest rate swaps at September 30, 1998 and 1999 would have resulted in a $1.3 million loss and $2.7 million gain, respectively.

   The fair value of cash and cash equivalents, short-term advances to Parent, accounts receivable, long-term investments and accounts payable approximated book value at September 30, 1998 and 1999. The fair value of debt was approximately $600.0 million (book value of $600.0 million) and $610.0 million (book value of $610.5 million) at September 30, 1998 and 1999, respectively, based on discounted cash flow analyses using current interest rates. Letters of credit are posted by the Company in accordance with the performance provisions of contracts, and include both performance bonds and advance payment bonds. The Company pays the commissions on the letters of credit and records these payments as contract costs. At September 30, 1999, the Company's total available letters of credit amounted to approximately $509 million, of which none have been drawn upon.

                                   TYCOM LTD.

   The Company's financial instruments present certain market and credit risks. At September 30, 1999, one customer comprised approximately 52% of total accounts receivable of the Company and at September 30, 1998, three customers comprised approximately 44% of total accounts receivable. The Company mitigates such concentrations of credit risk through a review of a customer's credit history before extending credit and evaluating the customers' ability to perform obligations under its agreement. The Company does not expect its customers to fail to meet their obligations under contracts given their credit rating or the financing in place for the applicable contracts. In addition, the Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. The Company does not require collateral or other security to be furnished by the counterparties to its financial instruments.

7. Income Taxes

   The Company's consolidated financial statements reflect a provision for income taxes based on income as if the Company had been subject to income tax on a stand alone basis. The income tax provision was computed in accordance with SFAS No. 109, "Accounting for Income Taxes" and is based on current tax rates.

   The (benefit) provision for income taxes and the reconciliation between the United States federal income taxes at the statutory rate on consolidated income
(loss) before taxes and the Company's income tax provision are as follows:

                                                        Fiscal Year Ended
                                                          September 30,
                                                       ----------------------
                                                        1997    1998    1999
                                                       -------  -----  ------
                                                          (in millions)
U.S. federal income taxes at the statutory rate....... $ (93.6) $83.4  $ 94.2
Adjustments to reconcile to the Company's income tax
 provision:
U.S. state income tax (benefit) provision, net........   (13.0)  11.6    14.9
Non U.S. net earnings.................................      --   (0.8)   (1.9)
Nondeductible charges.................................     0.3    1.1     1.2
Foreign sales corporation benefit.....................    (4.4)  (8.3)   (1.8)
Research and development benefit......................    (0.2)  (0.7)   (0.5)
                                                       -------  -----  ------
(Benefit) provision for income taxes..................  (110.9)  86.3   106.1
Deferred (benefit) provision..........................  (121.7)  (8.4)   41.8
                                                       -------  -----  ------
Current provision..................................... $  10.8  $94.7  $ 64.3
                                                       =======  =====  ======

   The (benefit) provisions for fiscal 1997, fiscal 1998 and fiscal 1999 included $0, $0 and $0.3 million for non-U.S. income taxes and the non-U.S. component of income before income taxes was $0, $2.2 million and $6.1 million, respectively.

                                   TYCOM LTD.

   The deferred income tax balance sheet accounts result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset are as follows:

                                                                 September 30,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
                                                                 (in millions)
Deferred tax assets:
  Inventories................................................... $  5.4  $  6.9
  Accrued liabilities and reserves..............................   65.2    32.5
  Accrued postretirement benefit obligation.....................    2.2     2.4
  In-process research and development...........................  115.8   107.4
  Tax loss and credit carryforwards.............................    1.4      --
  Other.........................................................    0.3     0.3
                                                                 ------  ------
                                                                  190.3   149.5
                                                                 ------  ------
Deferred tax liabilities:
  Property, plant and equipment.................................   (1.8)   (1.4)
  Amortization..................................................    0.8     1.5
                                                                 ------  ------
                                                                   (1.0)    0.1
                                                                 ------  ------
Net deferred income tax asset................................... $191.3  $149.4
                                                                 ======  ======

   The Company entered into a tax indemnification agreement with Parent in which Parent will agree to indemnify the Company against all of its U.S. and non-U.S. income tax liabilities for periods prior to the planned initial public offering to the extent these liabilities are in excess of the income taxes previously paid or accrued as an expense with respect to such periods. Pursuant to this agreement, Parent will have the right to control all audits and contests relating to the indemnified taxes. Although Parent will agree to indemnify the Company against these tax liabilities, the Company will nonetheless be liable for such taxes in the event that they are not discharged by Parent. In addition, Parent will not indemnify the Company against, and the Company will remain responsible for, all of its non-income tax liabilities for periods prior to the offering as well as all of its income and non-income tax liabilities for periods after the offering.

8. Stock-Based Compensation Plans

   Stock Options--Prior to its incorporation in March 2000, the Company had no employee stock option plan; however, certain employees of the Company have been granted stock options under the Tyco International Ltd. Long Term Incentive Plan (the "Incentive Plan"). Options are granted under the Incentive Plan to purchase common shares of Tyco at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant. Options granted to employees of the Company to date under the Incentive Plan have generally vested and become exercisable over periods of up to five years from the date of grant and have a maximum term of ten years. At September 30, 1999, approximately 5.6 million options held by employees of the Company were outstanding, 2.4 million of which were exercisable.

   SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") allows companies to measure compensation cost in connection with executive share option plans and schemes using a fair value based method, or to continue to use an intrinsic value based method which generally does not result in a compensation cost. Tyco decided to continue to use the intrinsic value based

                                   TYCOM LTD.

method and accordingly, no compensation cost has been recorded in these consolidated financial statements. Had the fair value based method been adopted for the stock options awarded to the Company's employees under the Parent's stock option plans pursuant to the provisions of SFAS 123, the Company's pro forma net income (loss) would have been as follows:

                                                          1997     1998   1999
                                                         -------  ------ ------
Net income (loss)--pro forma (in millions).............. $(157.4) $148.8 $155.4

   The estimated weighted average fair value of options granted to the Company's employees during fiscal 1997, fiscal 1998 and fiscal 1999 was $5.67, $7.68 and $11.08, respectively, on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

                                                  1997       1998       1999
                                                ---------  ---------  ---------
Expected stock price volatility................        22%        22%        30%
Risk free interest rate........................       6.1%       5.6%       4.8%
Expected annual dividend yield per share.......     $0.05      $0.05      $0.05
Expected life of options....................... 5.0 years  5.0 years  4.9 years

   The effects of applying SFAS 123 in this pro forma disclosure are not indicative of what the effects may be in future years.

   During fiscal 2000, the Company established the TyCom Ltd. Long Term Incentive Plan (the "Incentive Plan"), pursuant to which a total of common shares have been reserved for issuance. No options have been granted under this plan. Concurrent with the consummation of the proposed public offering, TyCom intends to grant options to purchase common shares at the initial public offering price to certain officers, employees and directors. All of these options have ten year expiration terms.

   During fiscal 2000, the Board of Directors approved the TyCom Ltd. Founders'
Share Option Program. A total of        shares have been reserved under this
program which will provide a one-time grant of options to certain qualified employees at a price equal to or greater than the offering price.

   Employee Share Purchase Plan--Substantially all full-time employees of the Company are eligible to participate in Tyco's employee stock purchase plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee contribution by contributing an additional 15% of the amount paid by the employee. All shares purchased under the plan are purchased on the open market by a designated broker.

   During fiscal 2000, TyCom established its own employee share purchase plan, which is available to substantially all full-time employees of the Company. Consistent with the Tyco plan, the Company matches a portion of the employee
contribution by contributing an additional     % of the amount paid by the
employee. All shares purchased under the plan are purchased on the open market by a designated broker.

   Restricted Stock--Certain executives of the Company participate in Tyco's restricted stock ownership plan. Common shares are awarded subject to certain restrictions with vesting varying over periods of up to ten years.

                                   TYCOM LTD.

   The total compensation cost expensed for all stock-based compensation awards was $0.5 million, $1.3 million and $2.8 million for fiscal 1997, fiscal 1998 and fiscal 1999, respectively.

9. Commitments and Contingencies

   The Company occupies certain facilities under leases that expire at various dates through the year 2021. Rental expense under these leases and a lease for a ship was $2.9 million, $12.0 million and $13.5 million for fiscal 1997, fiscal 1998 and fiscal 1999, respectively. At September 30, 1999, the minimum lease payment obligations under noncancelable operating leases were as follows:
$14.2 million in fiscal 2000, $11.4 million in fiscal 2001, $7.3 million in fiscal 2002, $7.1 million in fiscal 2003, $7.4 million in fiscal 2004 and an aggregate of $60.7 million in fiscal years 2005 through 2021. The fiscal 2000 minimum lease payment obligation is net of sublease income of $1.5 million.

   In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position or results of operations.

   In the normal course of business, the Company enters into construction contracts providing for assessment of damages for nonperformance or delays in completion. Claims may be brought against the Company by customers alleging such deficiencies. At March 31, 2000, approximately $26.9 million for liquidated damages is included in accrued expenses and other current liabilities in the Consolidated Balance Sheet.

   The Company is aware of contamination at certain of its properties. In particular, one of its facilities is the subject of cleanup under the New Jersey Industrial Site Recovery Act. AT&T has assumed all responsibility and costs for the cleanup of contamination at this property and has also agreed to indemnify the Company in the event that the Company incurs any other costs related to this cleanup. In addition, the Company has been named as a potentially responsible party under the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, more commonly known as Superfund, at a site in New Hampshire. The Company is one of a group of parties that is participating in the investigation and cleanup of this site. The Company believes that any costs or liabilities in connection with these or any other sites will not materially adversely affect its business, results of operations or financial condition.

   On January 31, 2000, a complaint was filed in the United States District Court for the District of New Jersey asserting claims against TSSL and Tyco Group S.a.r.l., a Luxembourg subsidiary of Tyco. The claims arise out of negotiations conducted by Tyco Group with IDT Europe B.V.B.A., a Belgian corporation, concerning the possible formation of a joint venture for the development of an undersea fiber optic telecommunications system to be supplied by TSSL, which the complaint alleges was to be substantially similar to the proposed TyCom Global Network. The plaintiff alleges that Tyco Group breached a Memorandum of Understanding dated November 9, 1999 (which expired in December
1999), and alleged implied covenants of good faith and fair dealing, in various ways, including by failing to negotiate in good faith to complete and finalize various agreements relating to the proposed joint venture. The plaintiff seeks, among other relief such as attorneys' fees and costs, specific performance of Tyco Group's alleged obligation to negotiate and execute such agreements, as well as compensatory and punitive damages. The plaintiff also alleges that Tyco Group tortiously interfered with contractual relations, business relations and fiduciary duties relating to an agreement to reserve required manufacturing intervals and undertake certain long-lead time activities which plaintiff claims it had with TSSL.

                                   TYCOM LTD.

   With respect to TSSL, the plaintiff alleges breach of an "Instruction to Proceed", an agreement by which the plaintiff reserved manufacturing capacity for the cable system and authorized the undertaking of certain long-lead time activities which was the subject of the joint venture. Plaintiff also alleges that TSSL failed to negotiate in good faith a system supply agreement for the cable system. The plaintiff also claims breach of an alleged implied covenant of good faith and fair dealing. The plaintiff seeks, among other relief such as attorneys' fees and costs, compensatory damages of $1 billion and injunctive relief precluding TSSL from undertaking any business activity contrary to the terms of the Instruction to Proceed. TSSL believes that the claims asserted against it are without merit and intends to defend itself vigorously.

   Tyco Group S.a.r.l. and Tyco Submarine Systems Ltd. have filed a motion to dismiss the complaint in the United States District Court for the District of New Jersey on the ground that the court lacks subject matter jurisdiction. Plaintiffs have opposed that motion, which is pending before the court.

   On March 24, 2000, Tyco Group S.a.r.l., Tyco Submarine Systems Ltd., Tyco International Ltd., Tyco International (US) Inc., and TyCom Ltd. filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against IDT Europe B.V.B.A. and IDT Corporation (collectively "IDT"). The complaint alleges that IDT filed a baseless lawsuit in federal court in New Jersey seeking to enforce non-binding provisions of the Memorandum of Understanding and the

Instruction to Proceed, improperly disclosed confidential information to the press, and otherwise engaged in a pattern of conduct with the purpose and effect of obstructing efforts to build the TyCom Global Network and to finance it principally through the initial public offering of TyCom shares. The complaint asserts five causes of action, including breach of contract and tortious interference with both contract and prospective business relations, and demands compensatory damages of at least $1 billion, punitive damages, and declaratory and injunctive relief. IDT has moved to dismiss the complaint. Tyco Group S.a.r.l and the other plaintiffs have served their papers in opposition to that motion.

   The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or liquidity.

10. Parent Company Investment

   Certain services are provided to the Company by the Parent, primarily related to the treasury, tax, legal, audit, human resource and risk management functions. The Company recorded an annual fee of 1.0% of net revenue related to these services in fiscal 1997, fiscal 1998 and fiscal 1999 and the six months ended March 31, 1999 and 2000, which is included in general and administrative expenses in the Consolidated Statements of Operations. Under the terms of several service agreements between the Company and Parent, the Company is charged 1.0% on the first $2.0 billion of net revenue, 0.75% on net revenue over $2.0 billion up to $5.0 billion and 0.50% on net revenue in excess of $5.0 billion. The annual fee is reviewed and adjusted annually by mutual agreement of the Company and Parent. Management believes these fees are reasonable and approximate the estimated cost of services that would have been incurred on a stand-alone basis for each period presented. Additional items, such as employee benefit plans, insurance coverage, and other identifiable costs, are charged to the Company by Parent based upon direct costs attributable to TyCom and its subsidiaries.

                                   TYCOM LTD.

   As discussed in Note 2, the Company makes short-term advances to Parent to participate in a mutually beneficial working capital cash management program. In addition, the Parent has provided short-term and long-term borrowings to the Company to meet its financing cash flow needs. Short-term loans have been provided by the Parent to fund the purchase of significant expenditures related to projects. These expenditures are generally capitalized and expensed as a cost of the project. The short-term loans are repaid when the Company receives payment for contracts. Amounts outstanding under these types of short-term loans were $0, $6.7 million and $12.0 million as of September 30, 1998 and 1999 and March 31, 2000, respectively, and are included in accrued expenses and other current liabilities in the Consolidated Balance Sheets. The effective interest rate on short-term loans from Parent as of September 30, 1999 was 9.7%. See Note 4 for a discussion of loans from Parent included in long-term debt.

   The changes in the Parent Company Investment account are as follows:

                                       Fiscal Year Ended
                                         September 30,           (Unaudited)
                                    -------------------------  Six Months Ended
                                                                  March 31,
                                     1997     1998     1999          2000
                                    -------  -------  -------  ----------------
                                                 (in millions)
Balance at beginning of period....  $  38.0  $ 676.8  $ 213.7      $ 501.3
Net (loss) income.................   (156.6)   152.0    163.0        135.2
Business acquisitions contributed
 by Parent........................    850.0       --    280.0           --
Dividend in form of loan from
 Parent for partial payment of
 contributed business.............       --   (600.0)      --           --
Dividend to Parent for payment of
 contributed business.............       --       --   (280.0)          --
Dividend to Parent for accumulated
 investment balance prior to IPO..       --       --       --       (550.0)
Net transfers (to) from Parent for
 business operations..............    (54.6)   (15.1)   124.6         19.1
                                    -------  -------  -------      -------
Balance at end of period..........  $ 676.8  $ 213.7  $ 501.3      $ 105.6
                                    =======  =======  =======      =======

11. Retirement Plans

   The Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," which revises financial statement disclosure requirements for pension and other postretirement benefit plans but does not change the measurement or recognition of those plans.

   Defined Benefit Pension Plans--The Company participates in a noncontributory defined benefit retirement plan covering certain of its unionized U.S. employees. Company contributions are based on periodic actuarial valuations which use the projected unit credit method of calculation and are charged to the consolidated statements of operations on a systematic basis over the expected average remaining service lives of current employees. The net pension expense is assessed in accordance with the advice of professionally qualified actuaries or is based on subsequent formal reviews for that purpose. The Company's funding policy is to make annual contributions to the extent such contributions are tax deductible as actuarially determined. The benefits under the defined benefit plan are based on years of service and compensation.

                                   TYCOM LTD.

   The net periodic pension cost for the Company's defined benefit pension plan includes the following components:

                                                                  Fiscal Year
                                                                     Ended
                                                                 September 30,
                                                                 --------------
                                                                 1997 1998 1999
                                                                 ---- ---- ----
                                                                 (in millions)
      Service cost.............................................. $0.1 $0.5 $0.6
      Interest cost.............................................   --  0.1  0.1
      Expected return on plan assets............................   --   -- (0.1)
                                                                 ---- ---- ----
      Net periodic pension cost................................. $0.1 $0.6 $0.6
                                                                 ==== ==== ====

   The net pension cost recognized at September 30, 1998 and 1999 for the defined benefit plan is as follows:

                                                                   September
                                                                      30,
                                                                  ------------
                                                                  1998   1999
                                                                  -----  -----
                                                                      (in
                                                                   millions)
Change in benefit obligation
Benefit obligation at beginning of year.......................... $ 1.1  $ 1.8
Service cost.....................................................   0.5    0.6
Interest cost....................................................   0.1    0.1
Actuarial loss (gain)............................................   0.1   (0.3)
                                                                  -----  -----
Benefit obligation at end of year................................ $ 1.8  $ 2.2
                                                                  =====  =====

Change in plan assets
Fair value of plan assets at beginning of year................... $  --  $ 0.6
Employer contributions...........................................   0.6    0.4
                                                                  -----  -----
Fair value of plan assets at end of year......................... $ 0.6  $ 1.0
                                                                  =====  =====

Funded status.................................................... $(1.2) $(1.2)
Unrecognized net actuarial loss (gain)...........................   0.1   (0.1)
                                                                  -----  -----
Net amount recognized............................................ $(1.1) $(1.3)
                                                                  =====  =====

Amounts recognized in the statement of financial position
Accrued benefit liability........................................ $(1.2) $(1.3)
Accumulated other comprehensive income...........................   0.1     --
                                                                  -----  -----
Net amount recognized............................................ $(1.1) $(1.3)
                                                                  =====  =====
Weighted-average assumptions as of September 30,                  1998   1999
                                                                  -----  -----
Discount rate....................................................  6.75%  7.75%
Expected return on plan assets...................................  9.25   8.50
Rate of compensation increase....................................  4.50   4.50

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.7 million, $1.8 million and $0.5 million, respectively, as of September 30, 1998 and $2.1 million, $2.2 million and $1.0 million, respectively, as of September 30, 1999.

                                   TYCOM LTD.

   Defined Contribution Retirement Plans--Certain employees of the Company participate in Tyco's defined contribution 401(k) matching plan and defined contribution supplemental pension plan. Contributions by the Company for these defined contribution plans are computed based on a percentage of participants' compensation and the combined expense recorded for these plans was $1.9 million, $4.7 million and $6.3 million for fiscal 1997, fiscal 1998 and fiscal 1999, respectively.

   Post-retirement Benefit Plans--The Company provides post-retirement medical and life insurance coverage to certain of its employees.

   Net periodic post-retirement benefit cost reflects the following components:

                                                            Fiscal Year Ended
                                                              September 30,
                                                            -------------------
                                                            1997   1998   1999
                                                            -----  -----  -----
                                                              (in millions)
Service cost (with interest)............................... $  --  $ 0.3  $ 0.2
Interest cost..............................................   0.1    0.3    0.4
Amortization of prior service cost.........................  (0.1)  (0.1)  (0.1)
                                                            -----  -----  -----
Net periodic post-retirement benefit cost.................. $  --  $ 0.5  $ 0.5
                                                            =====  =====  =====

   The components of the accrued post-retirement benefit obligation, all of which are unfunded, are as follows:

                                                                   September
                                                                      30,
                                                                  ------------
                                                                  1998   1999
                                                                  -----  -----
                                                                      (in
                                                                   millions)
Benefit obligation at beginning of year.......................... $ 4.5  $ 5.6
Service cost.....................................................   0.3    0.2
Interest cost....................................................   0.3    0.4
Actuarial loss (gain)............................................   0.6   (0.9)
Expected net benefits paid.......................................  (0.1)  (0.2)
                                                                  -----  -----
Benefit obligation at end of year................................ $ 5.6  $ 5.1
                                                                  -----  -----
Funded status.................................................... $(5.6) $(5.1)
Unrecognized net loss (gain).....................................   0.2   (0.7)
Unrecognized prior service cost..................................  (1.0)  (0.9)
                                                                  -----  -----
Accrued postretirement benefit cost.............................. $(6.4) $(6.7)
                                                                  =====  =====

   For measurement purposes, in fiscal 1999, an 8.50% composite annual rate of increase in the per capita cost of covered health care benefits was assumed. The rate was assumed to decrease gradually to 4.75% by the year 2008 and remain at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

                                                 1-Percentage-  1-Percentage-
                                                 Point Increase Point Decrease
                                                 -------------- --------------
                                                         (in millions)
Effect on total of service and interest cost
 components.....................................      $0.1          $(0.1)
Effect on postretirement benefit obligation.....        --             --

                                   TYCOM LTD.

   The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 6.75% at September 30, 1998 and 7.75% at September 30, 1999.

12. Consolidated Geographic Data

   Net revenue, including work performed in international waters, is presented below based on the jurisdiction of incorporation of the Company's customers. For consortium projects, net revenue is attributed on the basis of the jurisdiction of incorporation of the lead customers.

                                                          Fiscal Year Ended
                                                            September 30,
                                                       ------------------------
                                                        1997    1998     1999
                                                       ------ -------- --------
                                                            (in millions)
      Net revenue:
        United States................................. $175.3 $  315.6 $  442.3
        Bermuda.......................................  132.4    618.5    807.9
        Other Americas................................   13.3     87.0    100.1
        Europe--Africa--Middle East...................   26.7    131.9    145.5
        Asia--Pacific.................................   27.8    128.6    141.8
                                                       ------ -------- --------
                                                       $375.5 $1,281.6 $1,637.6
                                                       ====== ======== ========

   Prior to fiscal 1999, substantially all of the assets of the Company were located in the United States. As of September 30, 1999, approximately $300.0 million of total long-lived assets were located in Spain.

13. Supplementary Balance Sheet Information

   Selected supplementary balance sheet information is presented below.

                                                                    (Unaudited)
                                                   September 30,     March 31,
                                                  ----------------  -----------
                                                   1998     1999       2000
                                                  -------  -------  -----------
                                                         (in millions)
      Inventories:
        Purchased materials and manufactured
         parts..................................  $  55.8  $  66.9    $  84.6
        Work in process.........................     33.2     40.3       33.7
        Finished goods..........................      0.8      1.5        0.6
                                                  -------  -------    -------
                                                  $  89.8  $ 108.7    $ 118.9
                                                  =======  =======    =======
      Property, Plant and Equipment:
        Land....................................  $   2.9  $   2.9    $   2.9
        Buildings...............................     35.7     40.3       50.7
        Machinery and equipment.................    147.4    197.1      249.6
        Ships and submersibles..................    194.4    326.5      312.8
        Leasehold improvements..................       --      7.5        9.2
        Betterments in process..................     16.9     38.8       41.5
        Accumulated depreciation................   (109.5)  (148.7)    (175.7)
                                                  -------  -------    -------
                                                  $ 287.8  $ 464.4    $ 491.0
                                                  =======  =======    =======
     Accrued expenses and other current liabilities include the following:

        Accrued warranties and liquidated
         damages................................  $  69.1  $  84.1    $ 102.8
                                                  =======  =======    =======

                                   TYCOM LTD.

14. Supplementary Income Statement Information

   In fiscal 1999, four projects comprised 60% of total net revenues of the Company. One project comprised 40% of total net revenues in fiscal 1998 and two projects comprised 44% of total net revenues in fiscal 1997. In addition, the Company's fiscal 1997 net revenues include $118.1 million of sales to AT&T Corp.'s submarine systems business prior to its acquisition in July 1997. The post-acquisition operations and financial results of this acquired business are included in the consolidated financial statements of TyCom.

15. Valuation and Qualifying Accounts


                         Balance at Additions Acquisitions,
                         Beginning   Charged   Disposals,              Balance at
                          of Year   to Income   and Other   Deductions End of Year
                         ---------- --------- ------------- ---------- -----------
                                               (in millions)
Allowances for Doubtful
 Accounts:
  Fiscal Year Ended
   September 30, 1997...   $  --      $  --       $ 9.6       $  --       $ 9.6
  Fiscal Year Ended
   September 30, 1998...     9.6        5.2        13.0          --        27.8
  Fiscal Year Ended
   September 30, 1999...    27.8         --         0.5        (8.5)       19.8
Accrued Warranties and
 Liquidated Damages:
  Fiscal Year Ended
   September 30, 1997...   $  --      $  --       $40.7       $  --       $40.7
  Fiscal Year Ended
   September 30, 1998...    40.7       28.6          --        (0.2)       69.1
  Fiscal Year Ended
   September 30, 1999...    69.1       14.2         1.3        (0.5)       84.1

                             Auditors' Report

To the shareholders of

Telecomunicaciones Marinas, S.A. Sole shareholder.

  1. We have audited the annual accounts of Telecomunicaciones Marinas, S.A., Company with a sole shareholder, which includes the balance sheet at 31 December 1998, and the profit and loss account for the year then ended. The preparation of this report is the responsibility of the company's sole shareholder. Our responsibility is to express an opinion on the annual accounts as a whole, based on the work carried out in agreement with generally accepted auditing standards in Spain. This required the examination of the annual accounts through selective tests, the evaluation of their presentation, the accounting principles applied and the estimates carried out.

  2. In accordance with mercantile legislation, the sole shareholder shows the prior year figures as well as those for the present year for each of the items in the balance sheet, profit and loss account and statement of funds. Our opinion refers exclusively to the annual accounts for the year 1998. On 20 February 1998 other auditors issued their opinion on the annual accounts for the year 1997.

  3. In our opinion, the attached annual accounts for 1998 show a true and fair view of the financial situation of Telecomunicaciones Marinas, S.A. at 31 December 1998, the results of its operations and the resources obtained and applied during the year then ended. They contain the necessary information for their adequate interpretation and comprehension in agreement with generally accepted audit principles in Spain.

                                          BDO Audiberia Auditores, S.L.

Madrid, 19 February 1999

/s/ Mario Herrero

Mario Herrero

Partner

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

                              BALANCE SHEETS

                         (in thousands of pesetas)

                                  ASSETS

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
Fixed Assets..........................................   7,783,640    5,887,475
  Intangible assets (note 5)
    Computer applications.............................      86,319       66,712
    Other intangible assets...........................       1,104        1,104
    Depreciation......................................     (24,388)     (14,640)
                                                        ----------   ----------
                                                            63,035       53,176
  Tangible assets (note 6)
    Land and buildings................................     325,204      466,829
    Technical installations and machinery.............  10,649,552   10,406,973
    Furniture.........................................      79,483       70,894
    Computer equipment................................      78,682       75,159
    Tangible fixed assets in progress.................   2,585,356            0
    Depreciation......................................  (6,003,099)  (5,190,983)
                                                        ----------   ----------
                                                         7,715,178    5,828,872
  Financial assets (note 7)
   Long term deposits.................................       5,427        5,427
                                                        ----------   ----------
                                                             5,427        5,427
Expenses deferred over various years (note 8).........       5,348        6,944


Long term advance taxes (note 16).....................      17,500       46,200


Current assets........................................   4,670,106    4,832,323
  Stock (note 9)
    Stock.............................................      11,653       19,516
    Advances..........................................       2,053        1,245
                                                        ----------   ----------
                                                            13,706       20,761
  Debtors (note 10)
    Clients...........................................   1,400,511    1,368,835
    Group company debtors.............................     139,855       19,873
    Sundry debtors....................................      49,505       24,702
    Personnel.........................................       3,900        3,900
    Public Administrations (note 16)..................      50,371      389,580
                                                        ----------   ----------
                                                         1,644,142    1,806,890
  Temporary financial investments
    Loans to group companies (note 11)................   2,572,607    2,993,551
    Other loans.......................................     401,878            0
                                                        ----------   ----------
                                                         2,974,485    2,993,551


  Cash and banks......................................         879          759
  Accruals and prepayments............................      36,894       10,362


TOTAL ASSETS..........................................  12,476,594   10,772,942
                                                        ==========   ==========

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

                              BALANCE SHEETS

                         (in thousands of pesetas)

                    SHAREHOLDERS' FUNDS AND LIABILITIES

                                                      December 31, December 31,
                                                          1998         1997
                                                      ------------ ------------
Net equity (note 12).................................   8,681,578    6,650,117


  Subscribed share capital...........................   1,375,730    1,375,730
  Reserves
    Legal reserve....................................     275,146      275,146
    Other reserves...................................   4,999,241    4,401,093
                                                       ----------   ----------
                                                        5,274,387    4,676,239


  Profit and loss....................................   2,031,461    1,883,148


  Dividend on account paid during the year...........           0   (1,285,000)


Provisions for liabilities and charges (note 13).....     230,444      254,870


Long term creditors..................................   1,494,134    1,828,718


  Amounts owing to financial entities (note 14)......   1,449,864    1,784,448
  Amounts owing to group companies (note 15).........      44,186       44,186
  Other creditors....................................          84           84
                                                       ----------   ----------
                                                        1,494,134    1,828,718


Short term creditors.................................   2,070,438    2,039,237


  Amounts owing to financial entities (note 14)......     334,584      309,800


  Amounts owing to group companies (note 15).........      64,535      105,416


  Commercial creditors...............................     260,467      221,392


  Other commercial debts
    Public Administration (note 16)..................      15,033       13,639
    Other non commercial debts.......................     482,811      169,715
    Remuneration pending payment.....................      50,482       51,852
                                                       ----------   ----------
                                                          548,326      235,206


  Provisions for doubtful debts (note 18)............     500,000      132,000


  Accruals...........................................     812,526    1,035,423


TOTAL SHAREHOLDER'S FUNDS AND LIABILITIES............  12,476,594   10,772,942
                                                       ==========   ==========

               TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

                         PROFIT AND LOSS ACCOUNTS
                           (in thousands of pesetas)

                                   DEBIT

                                               year ended   year ended
                                              December 31, December 31,
                                                  1998         1997
                                              ------------ ------------
Operating expenses..........................   2,868,099    2,909,453


  Supplies
    Purchases (note 9)......................      66,264       54,402
    Variation in stock (note 9).............       7,864          712
    Work carried out by other companies.....     864,925      834,243
                                               ---------    ---------
                                                 939,053      889,357


  Personnel costs (note 19)....................  388,532      370,714


  Depreciation of fixed assets (notes 5 and
   6).......................................     873,559      907,448


  Variation on provision for doubtful debts
   (note 18)...................................  (82,000)     (54,500)


  Other operating expenses
    Services from group companies (note 15)....  205,994      204,902
    External services (note 19)................  509,104      556,878
    Taxes, other than on income.............       2,836        3,777
    Reversion fund..........................      31,021       30,877
                                               ---------    ---------
                                                 748,955      796,434


OPERATING PROFIT............................   2,188,366    1,959,529


Financial expenses..........................     162,055      198,003


  Interest payable and similar charges......     157,360      183,883
  Depreciation of expenses for debt
   formalisation............................       1,596        1,596
  Negative exchange differences.............       3,099       12,524


POSITIVE FINANCIAL RESULT...................      13,425       53,020


PROFIT FROM ORDINARY ACTIVITIES.............   2,201,791    2,012,549


  Losses from intangible and tangible fixed
   assets (note 6)..........................      87,921       32,878


EXTRAORDINARY PROFITS.......................           0       33,548


PROFIT BEFORE TAX...........................   2,165,512    2,046,097


  Corporation tax (note 17)....................   28,700       58,418
  Other taxes...............................     105,351      104,531


PROFIT FOR THE YEAR.........................   2,031,461    1,883,148
                                               =========    =========

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

                         PROFIT AND LOSS ACCOUNTS

                         (in thousands of pesetas)

                                  CREDIT

                                                        year ended   year ended
                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
Operating income......................................  5,056,465    4,868,982
  Operating income
    Net sales and services............................  4,829,582    4,549,102
    Net sales to group companies (note 15)............    163,244      237,639
    Internal expenditure capitalised..................          0       24,786
                                                        ---------    ---------
                                                        4,992,826    4,811,527
  Other operating income
    Other income......................................     63,639       49,833
    Operating grants..................................          0          550
    Excess of provision for charges and
     liabilities (note 13)............................          0        7,072
                                                        ---------    ---------
                                                           63,639       57,455
Financial income......................................    175,480      251,023
  Income from other securities and loans
   Group companies (note 11)..........................     94,898      182,714
   Other companies....................................     73,078       56,095
                                                        ---------    ---------
                                                          167,986      238,809
  Positive exchange rate differences..................      7,504       12,214
NEGATIVE FINANCIAL RESULT.............................          0            0
  Profit from fixed assets............................          0       12,557
  Extraordinary income................................     51,642        5,552
  Income and profit from other years..................          0       48,317
EXTRAORDINARY LOSSES (note 21)........................     36,279            0
                                                        =========    =========

            TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

                       NOTES TO THE ANNUAL ACCOUNTS

1. Nature and principal activities

   Telecomunicaciones Marinas, S.A. (hereafter "TEMASA" or "the company") was constituted on February 15, 1985 as a limited company for an indefinite period. The company has a sole shareholder, Telefonica de Espana, S.A.

   The company's main activities consist of work and services related to the submarine cable system, in particular the drilling, laying and repair thereof as well as other oceanographic and marine work whether related or not to submarine cables.

   The main activity of the company is centered on submarine cable work in accordance with the Atlantic Cables Maintenance Agreement of January 1, 1989 (A.C.M.A. 98) and the Mediterranean Cables Maintenance Agreement (MECMA I) of January 1, 1993, and MECMA II from April 1, 1999 onwards. In this work the company uses the cable vessels Atlantida and Teneo, based for operational purposes in the ports of Vigo (Pontevedra) and Valencia, respectively.

2. Annual Accounts

   The annual accounts are obtained from the company's accounting registers. These have been drawn up following generally accepted accounting principles in Spain and are presented in accordance with the provisions of the new General Accounting Plan approved by Royal Decree on December 20, 1990.

   All the amounts in the report are expressed in thousands of pesetas.

   The Company's sole administrator estimates that the 1998 accounts will be approved by the shareholder. The annual accounts for 1997 were approved in the Shareholders' Meeting of 20 February 1998.

3. Distribution of results

   The following results are to be submitted to the Shareholders' Meeting for approval:

      Profit and Loss................................................. 2,031,461
      Distribution
        To reserves for investment in Canary Islands.................. 1,830,441
        To voluntary reserves.........................................   201,020

   During 1995 the company's legal reserve reached the limit of one fifth of the share capital as required by Art. 214 of Company Law.

4. Accounting policies

   The principal accounting polices followed in drawing up the annual accounts are as follows:

 a) Intangible fixed assets

   Intangible fixed assets are stated at their acquisition cost less the corresponding accumulated depreciation calculated on a straight-line basis over a period of five years.

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

                       NOTES TO THE ANNUAL ACCOUNTS

 b) Tangible fixed assets

   Tangible fixed assets are stated at their acquisition cost less the corresponding accumulated depreciation. Acquisition cost includes the production cost or amount invoiced by the supplier and any other expenses incurred in putting the fixed asset into operation. In the case of vessels, the acquisition cost includes interest on financing during the construction period.

   Depreciation of vessels, as well as other fixed assets, is calculated on a straight-line basis applying the annual percentages representing the useful life as follows:

                                                                          Useful
      Asset                                                                life
      -----                                                               ------
      Constructions...................................................... 16-33
      Technical installations and machinery..............................  7-25
      Furniture..........................................................   10
      Computer equipment.................................................   4
      Vehicles...........................................................   3

   Constructions include the cable depot in Vigo acquired from Telefonica de Espana, S.A. in 1989 and the depot in Valencia.

   Technical installations and machinery include, amongst others, the vessels Atlantida and Teneo and their fittings.

   Expenses for maintenance and repairs of fixed assets that do not improve or prolong their useful life are charged to the profit and loss account.

 c) Expenses deferred over various years.

   Expenses incurred on loans are valued at cost and amortised on a straight-line basis over the period of the loan.

 d) Stock

   Fuel and oil for the vessels are valued at average weighted cost.

 e) Long and short term debts

   Amounts owing are stated in the attached balance sheet in accordance with the following criteria:

       Long term: falling due at more than 12 months

       Short term: falling due within 12 months.

 f) Provisions for liabilities and charges

   Reversion Fund

   The Company maintains a Reversion Fund in respect of the exclusive occupation rights under administrative concessions from the port authorities of Vigo and Valencia.

   The company has calculated the reversion fund on a straight-line basis for a period of 17 years and 8 months for the Vigo base and 14 years and 5 months for the Valencia base. At the end of the concession period, the amount of the Fund is equal to the net accounting value forecast for

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

                       NOTES TO THE ANNUAL ACCOUNTS

the revertible asset at the moment of reversion and the estimated expenses for leaving those assets in the conditions agreed in the concession documents. The base for calculating the reversion fund comprising the revertible assets and the estimated expenses amounted to 367,373 Th.Ptas. as at December 31, 1998 (508,998 Th. Ptas. as at December 31, 1997) (See note 13).

   By December 31, 1998 the Valencia base was scrapped because of a change in location in the port and, in consequence, the accumulated provision at that date in the reversion fund, amounting to 63,446 ThPtas., was applied.

   Provision for charges

   The company makes an annual provision to cover extraordinary maintenance or repairs to vessels carried out over a number of years.

 g) Corporation Tax

   Corporation tax is accounted for as an expense for the year and is calculated on the basis of agreements with the parent company, Telefonica de Espana, S.A., and in accordance with the I.C.A.C. accounting standard of October 9, 1997 on the accounting treatment of taxation in companies under Group Taxation schemes.

   The company has also opted for taxation under article 76 of Law 19/1994 on Changes to the Economic and Fiscal Arrangements for the Canary Islands, as modified by Law 30/1996 (Fiscal, Administrative and Social Orders), whereby a 90% rebate on Corporation Tax payable (35% rebate up until December 31, 1996) is applicable if the vessels are registered in the Santa Cruz de Tenerife Special Vessel Register.

   Furthermore, under article 27 of Law 19/1994, the company's transfers to the Canary Islands Investment Reserve (IRC) entitles it to a deduction from its taxable profits for 1998, as occurred in 1997. (note 17)

 h)  Foreign taxes of a similar nature to Corporation Tax

   During 1998 the company carried a submarine cable installation in Greece, the income on which is subject to 20% tax in Greece as no tax treaty exists between the two countries. At December 31, 105 million pesetas had been paid over to the Greek authorities out of the amounts already invoiced at that date. The foreign tax was accounted for in accordance with the I.C.A.C. resolution of October 9, 1997.

   The taxes paid over to the Greek authorities are deductible from Spanish corporation tax under the provisions of article 29 of Corporation tax law 43/1995.

 i) Foreign currencies

   As a general rule, operations in foreign currencies are valued at the official exchange rate ruling at the time of the operation. These operations are valued at the official exchange rate in force at the year-end. Unrealised exchange differences are classified under the following two criteria:

       --official convertibility, and

       --balances with the same due date

   Unrealised exchange gains and losses in each group are determined such that an unrealised loss in each group is charged to losses for the period and an unrealised profit treated in the balance sheet under liabilities as deferred income.

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

5. Intangible assets

   The amounts and movements under this heading are as follows:

    Cost:

                                                 Computer   Other fixed
                                               Applications   assets     Total
                                               ------------ ----------- -------
      Balance at December 31, 1997............    66,712       1,104     67,816
      Additions...............................    19,607           0     19,607
      Disposals...............................         0           0          0
                                                 -------      ------    -------
      Balance at December 31, 1998............    86,319       1,104     87,423
                                                 -------      ------    -------

      Depreciation:

                                                 Computer   Other fixed
                                               Applications   assets     Total
                                               ------------ ----------- -------
      Balance at December 31, 1997............   (13,711)       (929)   (14,640)
      Additions...............................    (9,579)       (169)    (9,748)
      Disposals...............................         0           0          0
                                                 -------      ------    -------
      Balance at December 31, 1998............   (23,290)     (1,098)   (24,388)
                                                 -------      ------    -------

6. Tangible fixed assets

   (a) This is made up of the following:

                                      Balance at                                        Balance at
                                   December 31, 1997 Additions  Disposals  Transfers December 31, 1998
                                   ----------------- ---------  ---------  --------- -----------------
Cost
Land and buildings...............        466,829             0  (141,625)       0          325,204
Technical installations and
 machinery.......................     10,406,973       302,685   (60,106)       0       10,649,552
Furniture........................         70,894         8,589         0        0           79,483
Computer equipment...............         75,159         4,855    (1,332)       0           78,682
Transport........................              0             0         0        0                0
                                      ----------     ---------  --------      ---       ----------
Total assets in service..........     11,019,855       316,129  (203,063)       0       11,132,921
Tangible assets in progress......              0     2,585,356         0        0        2,585,356
                                      ----------     ---------  --------      ---       ----------
Total tangible assets............     11,019,855     2,901,485  (203,063)       0       13,718,277
                                      Balance at                                        Balance at
                                   December 31, 1997 Additions  Disposals  Transfers December 31, 1998
                                   ----------------- ---------  ---------  --------- -----------------
Depreciation
Buildings........................       (185,410)      (21,630)   27,309        0         (179,731)
Technical installations and
 machinery.......................     (4,910,821)     (829,082)   23,054        0       (5,716,849)
Furniture........................        (34,285)       (6,336)        0        0          (40,621)
Computer equipment...............        (60,467)       (6,763)    1,332        0          (65,898)
Transport........................              0             0         0        0                0
                                      ----------     ---------  --------      ---       ----------
Total accumulated depreciation...     (5,190,983)     (863,811)   51,695        0       (6,003,099)
                                      ----------     ---------  --------      ---       ----------
Total net tangible fixed assets..      5,828,872     2,037,674  (151,368)       0        7,715,178

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

   The detail of technical installations and machinery is as follows:

                                            December 31, 1998 December 31, 1997
                                            ----------------- -----------------

   Cost:

   Arado/NAS/Nereus........................     1,201,134         1,054,987
   Scarab vehicles.........................       272,642           272,642
   Atlantida Cable Vessel..................     4,770,716         4,735,608
   Teneo Cable Vessel......................     3,841,831         3,831,551
   Installations and equipment.............       563,229           512,185
                                               ----------        ----------
     Subtotal..............................    10,649,552        10,406,973
                                               ==========        ==========

   Accumulated depreciation:

   Arado/BAS/Nereus........................      (394,001)         (315,339)
   Scarab vehicles.........................      (272,642)         (272,642)
   Atlantida Cable Vessel..................    (3,104,203)       (2,738,448)
   Teneo Cable Vessel......................    (1,660,305)       (1,358,632)
   Installations and equipment.............      (285,698)         (225,760)
                                               ----------        ----------
     Subtotal..............................    (5,716,849)       (4,910,821)
                                               ==========        ==========
     Total.................................     4,932,703         5,496,152
                                               ==========        ==========

    (b) On December 31, 1998 and 1997 the totally depreciated elements were as follows:

                                            December 31, 1998 December 31, 1997
                                            ----------------- -----------------
   Computer applications...................        11,591             9,156
   Technical installations and machinery...       510,010           508,721
   Furniture...............................        13,170            13,029
   Computer equipment......................        51,931            46,949
                                               ----------        ----------
     Total.................................       586,702           577,855
                                               ==========        ==========

    (c) The investment budget for 1998 was 2,920 million pesetas compared to 647 million for 1997, with 2,398 million pesetas for the installation vessel (B.C. Iberus), 335 million pesetas on maintaining current vessels in optimum operational state, and 187 million pesetas on transferring the Valencia base to its new location.

   (d) The company has taken out various insurance policies to provide cover for all risks affecting assets used in its operations.

    (e) The useful life of fixed assets is calculated using technical studies carried out by the company. Said useful lives are distributed as stated in note 4(b).

7. Financial assets

   Movement on financial assets was as follows:

                            Balance at                                      Balance at
                         December 31, 1997 Additions Disposals Transfers December 31, 1998
                         ----------------- --------- --------- --------- -----------------
Deposits and
 securities.............       5,427            0         0         0          5,427

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

8. Expenses deferred over various years

   This includes expenses on formalising the loan for the vessel Teneo.

                                                                      000' Ptas.
                                                                      ----------
        Balance at December 31, 1997.................................    6,944
        Disposals....................................................   (1,596)
        Balance at December 31, 1998.................................    5,348

   This is amortised as follows:

        Due date                                                          Amount
        --------                                                          ------
        1999............................................................. 1,596
        2000............................................................. 1,596
        2001............................................................. 1,596
        Subsequent years.................................................   560
                                                                          -----
          Total.......................................................... 5,348
                                                                          =====

9. Stock

   Stock consisted of the following:

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      Atlantida.......................................     6,058       12,605
      Teneo...........................................     5,595        6,911
                                                          ------       ------
          Total.......................................    11,653       19,516
                                                          ======       ======

   Stock consists exclusively of fuel and oil for the vessels.

   Stock consumed amounted to 74,128 Th.Ptas, and 55,114 Th.Ptas as at December 31, 1998 and 1997 respectively.

   Purchases for 1998 and 1997, solely fuel and oil for the vessels, amounted to 66,264 Th.Ptas, and 54,402 Th.Ptas. respectively.

10. Debtors

   The balances were as follows:

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      Clients.........................................    967,906    1,313,695
      Clients pending invoicing.......................    432,605       55,140
                                                        ---------    ---------
        Sub-total.....................................  1,400,511    1,368,835
      Amounts due from Group companies................    139,855       19,873
      Various debtors and advances....................     49,505       24,702
      Personnel.......................................      3,900        3,900
      Tax Authorities (note 17).......................     50,371      389,580
                                                        ---------    ---------
        Sub-total.....................................    243,631      438,055
                                                        ---------    ---------
        TOTAL.........................................  1,644,142    1,806,890
                                                        =========    =========

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

   The more significant balances pending payment from clients at December 31, 1998 and December 31, 1997 correspond to BT, who carry out the central invoicing for ACMA (note 1), for an amount of 572,387 Th.Ptas. (December 1998)- and 556,104 Th.Ptas. (December 1997); and France Cable Radio, who carry out the central invoicing for MECMA (note 1) for an amount of 286,540 Th.Ptas. (December 1998) and 389,394 Th.Ptas. (December 1997).

   Clients pending invoicing includes principally the invoicing for the fourth quarter for the companies mentioned above.

   Amounts due from Group companies includes balances receivable from Telefonica de Espana, S.A. and Telefonica Servicios Moviles for the following:

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      Telefonica de Espana, S.A.
        Cable depot rental............................     45,508       19,554
        Submarine installation systems................     94,097            0
        Other services................................          0          319
      Telefonica Servicios Moviles
        Other services................................        250            0
                                                        ---------    ---------
          Total.......................................    139,855       19,873
                                                        =========    =========


11. Loans to group companies


   Short-term loans to Group Companies


                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      Telefonia y Finanzas, S.A.......................  2,140,284    2,993,551
      Telefonica--Group taxation......................    432,323            0
                                                        ---------    ---------
                                                        2,572,607    2,993,551
                                                        =========    =========

   At December 31, 1998 and 1997 Telefisa includes the balance pending in relation to the finance management contract signed with Temasa on July 1, 1990 with the modifications introduced on July 1, 1994.

   This contract is in a mercantile current account with a three-year duration, extendable on a yearly basis (unless one of the parties cancels the contract renounces with a minimum of six months notice). The closure and liquidation of the account (including interest) is at the end of each natural quarter and incorporates the balance, unless agreed to the contrary by both parties, as the opening balance of the following settlement. Neither of the parties to the contract had cancelled this contract as at December 31, 1998.

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

   Interest at a variable rate applies on a monthly basis to both debtor and creditor balances with 3 month MIBOR as from the penultimate working day of the previous month. A margin applies to the rate for each month such that balances due to Telfisa carry a maximum spread of 0.75 percentage points with the margin on balances in favour of Temasa varying between -0.50 and 0.40 percentage points, depending on the average balance during the period.

   Interest accruing on the account with Telfisa was as follows:

                                                               December December
                                                               31, 1998 31, 1997
                                                               -------- --------
      Financial income........................................  94,898  182,714

12. Net Equity

   At December 31, 1998 the movement was as follows:

                                        Distribution Of
                                            Results            Other movements
                                      December    December
                                      31, 1998    31, 1997     1997      1998
                                     ----------  ----------  --------- ---------
Share capital.......................  1,375,730           0          0 1,375,730
Legal reserve.......................    275,146           0          0   275,146
Voluntary reserve...................  4,401,093     598,148          0 4,999,241
Profit and loss.....................  1,883,148  (1,883,148) 2,031,461 2,031,461
Dividend on account................. (1,285,000)  1,285,000          0         0
                                     ----------  ----------  --------- ---------
  Total.............................  6,650,117           0  2,031,461 8,681,578
                                     ==========  ==========  ========= =========

   The share capital at December 31, 1998 and 1997 was represented by 137,573 nominal shares of 10,000 pesetas each, totally subscribed and paid up. Since December 16, 1993, Telefonica de Espana, S.A. has been owner of 100% of the shares.

13. Provision for liabilities and charges

   The movement was as follows:

                                                  Reversion  Provision
                                                    Fund    for charges  Total
                                                  --------- ----------- -------
Balance at December 31, 1997.....................  228,870     26,000   254,870
Provision........................................   31,021     21,000    52,021
Application......................................  (63,447)   (13,000)  (76,447)
Transfers and cancellations......................        0          0         0
                                                   -------    -------   -------
Balance at December 31, 1998.....................  196,444     34,000   230,444
                                                   =======    =======   =======

   As stated in note 4(f), the Company has set up a reversion fund in order to cover the net value by the reversion date of certain assets under administrative concessions in the ports of Vigo and Valencia.

   At December 31, 1998 the Company had moved from the Valencia based buildings and applied the accumulated provision at this date from the provision for reversion.

   The provision for charges covers the obligatory extraordinary repair charges to the vessels that are carried out over various years.

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

   Transfer to the provisions for charges and liabilities and to the reversion fund are charged as other operating expenses in the attached profit and loss account.

14. Amounts owing to financial entities

   This account relates to the loan for financing the vessel Teneo, and is classified in the balance sheet by due date.

   The balances at December 31, 1998 and 1997 are:

                          Balance at December 31,     Balance at December 31,
                                   1998                        1997
                        --------------------------- ---------------------------
                         Short    Long               Short    Long
                         Term     Term      Total    Term     Term      Total
                        ------- --------- --------- ------- --------- ---------
Teneo.................. 334,584 1,449,864 1,784,448 309,800 1,784,448 2,094,248
  Total................ 334,584 1,449,864 1,784,448 309,800 1,784,448 2,094,248

   Due dates for the loans are as follows:

                                   Balance
                                 December 31,                         Subsequent
                                     1998      1999    2000    2001     years
                                 ------------ ------- ------- ------- ----------
Teneo...........................   309,800    334,548 368,662 405,838  675,364
  Total.........................   309,800    334,548 368,662 405,838  675,364

   The loan financing the Teneo vessel was granted on February 8, 1991 by the Banco Exterior de Espana, S.A. for an amount of 3.098 million pesetas. The loan is for a duration of 12 years with 19 half-yearly repayments. The first repayment was on March 31, 1994 and the last falls due on March 31, 2003. The fixed interest rate is 8%, which was calculated annually on the outstanding capital sum as at the last day of each calendar quarter up until July 1, 1996. On this date the company made an interest rate swap converting the fixed interest to variable interest at three month Mibor less 0.10%. This is reviewed quarterly.

   Furthermore, on July 17, 1996 a loan amendment was signed whereby the bank deposit certificates were released although the mortgage guarantee on the loan is maintained.

15. Amounts with group companies

   Long-term amounts with group companies

                                                    December 31, December 31,
                                                        1998         1997
                                                    ------------ ------------
      Telefonica in respect of group taxation
       (notes 16 and 17)...........................    44,186       44,186

            TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

   Short-term amounts with group companies

   These are shown as follows:

                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
      Cabitel.......................................         0           85
      Antares, S.A. ................................       292          242
      Telefonica de Espana, S.A. ...................    27,101            0
      Telefonica de Servicios Moviles, S.A., in-
       voices pending...............................       713            0
      Telefonica--invoices pending receipt..........    36,429       50,210
      Antares--invoices pending receipt.............         0       (1,500)
                                                        ------      -------
                                                        64,535       49,037
      Telefonica--Group taxation
       (notes 16 and 17)............................         0       56,379
                                                        ------      -------
        Total.......................................    64,535      105,416
                                                        ======      =======

   Business operations carried out with group companies are detailed in the following tables:

                                                               December December
                                                                 1998     1997
                                                               -------- --------
      Net sales to group companies
       Telefonica de Espana, S.A. ............................ 163,244  237,639


      External services from group companies
       Telefonica de Espana, S.A. ............................ 200,332  200,767


       Telyco, S.A. ..........................................      84       13


       Telefonica Servicios Moviles, S.A. ....................   5,578    4,122
                                                               -------  -------
        Total................................................. 205,994  204,902
                                                               =======  =======

   Agreements with the sole shareholder:

   The contract with Telefonica (19-1-96) remains in force for the storage services for submarine cables at the Temasa bases in Vigo and Valencia, some of the clauses thereof currently being reviewed.

   In 1998 the Company carried out scrap work on cables at the Vigo and Valencia depots for the Penca 2 and 3, Bracan, Columbus I and UKS-2 and 3 systems under a contract signed on August 27, 1998.

   An installation contract for inter-island submarine connections in the Canary Islands was signed on September 4, 1998 between Alcatel Submarina Networks, Alcatel Espana, S.A. and Temasa with Telefonica de Espana, S.A.

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

16. Public Administrations

   The balances with public administrations at December 31, 1998 and December 31, 1997 comprise the following:

                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
      Short-term creditors: public administrations
       and other:
        Income Tax withholding.....................      9,960        8,246
        Social Security............................      4,873        4,500
        Other......................................        200          893
                                                       -------      -------
      Total short-term public administrations......     15,033       13,639
      Telefonica creditor for Group taxation
       (notes 15 and 17)...........................          0       56,379
                                                       -------      -------
      Total short-term.............................     15,033       70,018
      Long-term creditors: public administrations
       and other:
        Telefonica creditor for Group taxation
         (notes 15 and 17).........................     44,186       44,186
                                                       -------      -------
      Total long-term..............................     44,186       44,186
                                                       -------      -------
      Total creditor balance.......................     59,219      114,204
                                                       =======      =======
                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
      Short-term debtors: public administrations
       and other:
        Tax authorities for VAT (note 10)..........     50,371       19,401
        Taxes paid in advance......................          1            0
        Corporation tax paid on account............          0      370,179
        Telefonica debtor for group taxation
         (notes 11 and 17).........................    432,323            0
                                                       -------      -------
      Total short-term.............................    482,695      389,580
      Long-term debtors: public administrations and
       other:
        Taxes paid in advance:.....................     17,500       46,200
                                                       -------      -------
      Total long-term..............................     17,500       46,200
                                                       -------      -------
      Total debtor balance.........................    500,195      435,780
                                                       =======      =======

17. Tax position

   Profits for the year are subject to taxation at 35%. Taxable income for 1998 and 1997 were reduced by Pta.1,830 million and Pta. 538 respectively in respect of provisions for RIC (reserve for investment in the Canary Islands) (note 4(g)). A deduction for double taxation applies to the remaining tax payable as a result of taxes paid in Greece (note 4(h)). A rebate of 90% applies to

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER the remaining tax payable under the provisions of article 76 of Law 19/1994 (note 4 (g)). A further deduction applies in respect of investments in fixed assets and in personnel training costs.

   Corporation tax is calculated as follows:

                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
     Accounting result for the year, before
      taxation......................................   2,165,512   2,046,097
     Permanent differences..........................  (1,830,440)   (538,422)
                                                      ----------   ---------
       Accounting tax base..........................     335,072   1,507,675
     Timing differences.............................           0      50,000
     Reverse entries-- prior years..................     (82,000)   (104,500)
                                                      ----------   ---------
       Taxable result                                    253,072   1,453,175
     Corporation tax at 35%.........................      88,575     508,611
     Deduction for international double taxation....     (88,575)   (104,531)
     Rebates........................................           0    (363,672)
     Deductions for investments.....................           0           0
     Other deductions...............................           0      (1,065)
                                                      ----------   ---------
       Tax payable..................................           0      39,343
     Withholding tax on investment income...........          (1)          0
                                                      ----------   ---------
       Tax charge payable to Telefonica under group
        taxation....................................          (1)     39,343
                                                      ==========   =========

   On July 9, 1996, the holding company, Telefonica de Espana, S.A., notified the Madrid tax authorities that the Company has opted for Group taxation as Group 24/90 for the years 1996, 1997 and 1998 as established in the transitory disposition No. 15 of Law 43/1995 of 27 December regulating Corporation tax. This tax regime is subject to the requisites established in Chapter VII, part VIII of Law 43/1995 on Corporation tax.

   The following table shows the consolidated tax payments made by Telefonica by years of origin:

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      Long term
      1996............................................      7,305       7,305
      1995............................................     14,306      14,306
      1994............................................      8,357       8,357
      1993............................................     14,218      14,218
                                                         --------      ------
        Total long-term...............................     44,186      44,186
                                                         ========      ======


                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      Short term
      1998............................................    (27,394)          0
      1997............................................   (404,929)     56,379
                                                         --------      ------
        Total short term..............................   (432,323)     56,379
                                                         ========      ======

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

   Corporation tax payable is calculated as follows:

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      35% on accounting profit........................   117,275       527,686
      Deductions and rebates..........................   (88,575)     (469,268)
                                                         -------      --------
      Charge for the year.............................    28,700        58,418
                                                         =======      ========


                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      Net tax charge..................................         0        39,343
      Advance taxation................................         0        19,075
                                                         -------      --------
      Corporation tax payable.........................         0        58,418
                                                         =======      ========

   At December 31, 1998, there were no deductions for investments pending application in future years.

   In accordance with current law, the various tax returns remain open until they are subject to audit by the tax authorities or until a period of four years has expired. As at December 31, 1998 all taxes since 1994 are open for audit.

18. Provisions for business operations

   The development of these provisions has been the following:

                                                                   Provision for
                                                                   guarantees on
                                                                       cable
                                                                   installations
                                                                   -------------
      Balances at December 31, 1997...............................    132,000
        Transfers to provisions...................................          0
        Application...............................................          0
        Cancellation and transfers................................    (82,000)
                                                                      -------
      Balances at December 31, 1998...............................     50,000
                                                                      =======

   The cancelled amount of Th.Ptas. 82,000 corresponds to the cancellation of the provision made to cover the guarantee on the installation of the Adria I and Barcelona-Savona cable lines.

19. Personnel costs

   Personnel expenses comprised the following:

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      Salaries, wages and similar.....................   322,501      311,026
      Social security charges.........................    43,867       42,615
      Other social charges............................    22,164       17,073
                                                         -------      -------
        Total.........................................   388,532      370,714
                                                         =======      =======

            TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

   At December 31, 1998 and December 31, 1997 the wages and salaries for personnel ceded by Telefonica amounted to 181,538 Th.Ptas. 180,725 Th.Ptas. respectively, these amounts being reflected in the attached profit and loss account under group company external services.

   The following table shows the average number of employees by professional categories.

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
      Management staff................................      15           13
      Technical staff.................................      26           23
      Administration staff............................      20           18
                                                           ---          ---
                                                            61           54
      Telefonica personnel............................      17           19
                                                           ---          ---
        Total.........................................      78           73
                                                           ===          ===

   The staff of the ships Atlantida and Teneo is subcontracted from third parties (note 20(b)).

20. Other information

  (a) Directors' emoluments

   The total amount paid to the Board Members as at December 1997 amounted to 1,621 Th.Ptas. On September 30, 1997, the shareholders in general meeting dismissed the Board and appointed Mr. Manuel Badenes Moles as the Company's Sole Administrator.

   The Company has given no loans or credits to Board Members nor has it contracted any pension obligations in their favour.

  (b) Contingent liabilities

   Under a contract dating from July 2, 1997 the company subcontracts management services and crew for the vessels Atlantida and Teneo to Remolcanosa and E.D.S.A. Agrupacion de Interes Economico, the initial duration of the contract being for three years. On December 1, 1998 the services provided by this company was extended to the new B.C. Iberus that will enter service in 1999. Under labour legislation Temasa is jointly liable for the salary and social security obligations for the staff contracted by Remolcanosa and E.D.S.A. Agrupacion de Interes Economico for the vessels up to the limit that would correspond to the Company if it had itself contracted personnel of the same category or for the same position. Nevertheless, the Company does not expect the contractor to fail to fulfil any of the above obligations.

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

21. Extraordinary results

                                                      December 31, December 31,
                                                          1998         1997
                                                      ------------ ------------
      Extraordinary expenses
      ----------------------
      Losses on disposals of tangible and intangible
       fixed assets.................................     87,921       32,878
                                                         ------       ------
        Total.......................................     87,921       32,878
      Extraordinary income
      --------------------
      Profits on fixed assets.......................          0       12,557
      Extraordinary income..........................          0        5,552
      Prior year income and profits.................          0       48,317
      Income from Insurance Losses..................     51,642            0

      Extraordinary profits.........................          0       33,548
      Extraordinary losses..........................     36,276            0

22. Source and application of funds

   The following table shows the source and application of funds at December 31, 1998 and December 31, 1997.

                                                     December 31, December 31,
                       Applications                      1998         1997
                       ------------                  ------------ ------------
      Acquisition of fixed assets
        Intangible assets...........................     19,607       43,529
        Tangible assets.............................  2,901,485      603,629
        Financial assets............................          0            0
      Dividends.....................................          0    1,285,000
      Cancellation or short term transfer of long
       term debts...................................    334,584      326,836
      Long term advance taxes.......................          0       17,500
      Provisions for charges and liabilities........     13,000       18,928
      Income deferred over various years............          0        2,625
                                                      ---------    ---------
        Total applications..........................  3,268,676    2,298,047
        Excess of sources over applications.........          0      598,322
                                                      ---------    ---------
        Total.......................................  3,268,676    2,896,369
                                                      =========    =========

                         Sources
                         -------
      Funds generated by operations.................  3,046,558    2,855,818
      Long term advance taxes.......................     28,700            0
      Long term creditors...........................          0            0
      Disposal of fixed assets......................          0       40,464
      Short term transfer of financial assets
        Other credits...............................          0            0
        Long term deposits..........................          0           87
      Income deferred over various years............          0            0
                                                      ---------    ---------
        Total origins...............................  3,075,258    2,896,369
        Excess of applications over sources.........    193,418            0
                                                      ---------    ---------
        Total.......................................  3,268,676    2,896,369
                                                      =========    =========

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

   The following shows the variations in current assets:

                                      Increases                 Decreases
                              ------------------------- -------------------------
                              December 31, December 31, December 31, December 31,
                                  1998         1997         1998         1997
                              ------------ ------------ ------------ ------------
     Stock...................         0           113       7,055             0
     Debtors.................         0             0     162,748        58,080
     Short term creditors....         0     1,020,207     254,098             0
     Temporary financial
      investments............         0             0      19,066       402,621
     Cash and banks..........       120             0           0           414
     Prepayments.............    26,532             0           0         1,548
     Accruals................   222,897        40,665           0             0
                                -------     ---------     -------     ---------
       Subtotal..............   249,549     1,060,985     442,967       462,663
     Variation current
      assets.................   193,418             0           0       598,322
                                -------     ---------     -------     ---------
       Total.................   442,967     1,060,985     442,967     1,060,985
                                =======     =========     =======     =========

   The reconciliation between the profit and loss balance and the funds generated/applied in the business operations is shown in the following table.

                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
     Profit and loss (Profit)
     Profit for the year............................  2,031,461    1,883,148
     Fixed asset depreciation.......................    873,559      907,448
     Amortisation of debt formalisation charges.....      1,596        1,596
     Transfer to reversion fund.....................     31,021       30,877
     Transfer to provisions for expenses and
      responsibilities..............................     21,000       19,500
     Cancellation provisions for expenses and
      responsibilities..............................          0       (7,072)
     Net result on disposal of fixed assets.........     87,921       20,321
     Prior year charges.............................          0            0
                                                      ---------    ---------
     Funds generated from business operations.......  3,046,558    2,855,818
                                                      =========    =========

23. Matters arising from the year 2000 effect

   The Company has taken out an insurance policy covering possible risks arising on all areas of the Company due to the "year 2000" effect.

   Following recommendations of the insurance companies, Temasa has undertaken a plan to prepare all of the equipment in its vessels using guides published by Lloyd's Register.

24. Post balance sheet events

   The ACMA 98 remains in force, guaranteeing the income from the B.C. Atlantida for the following three years but at a constant price.

   The MECMA 2 agreement has been approved and will shortly come into effect, guaranteeing a large part of the B.C. Teneo income for the following five years, although as with the ACMA, at a constant price.

             TELECOMUNICACIONES MARINAS, S.A. SOLE SHAREHOLDER

   The conversion of the vessel acquired in May 1998 continues to be under progress and it is expected that the vessel will enter service in February 1999.

   The Company has various installation projects already contracted or in progress for the year 1999; the most important of these are Columbus III (various segments), Atlantis II and Trans-Candalta. This work is to be carried out by the B.C. Iberus and the B.C.Teneo, with the B.C. Atlantida participating on a certain segment of the Columbus work.

                Unaudited Pro Forma Combined Financial Data

Introduction

   On May 18, 1999, Tyco acquired Telecomunicaciones Marinas, S.A. ("Temasa"), a wholly-owned subsidiary of Telefonica, S.A. Accordingly, the accompanying unaudited pro forma combined financial information gives effect to the transaction in accordance with the purchase method of accounting. This business was contributed by Tyco to the Company subsequent to its acquisition. The unaudited pro forma combined financial information should be read in conjunction with TyCom Ltd.'s and Temasa's financial statements and notes thereto included herein.

   The following unaudited pro forma combined financial information sets forth the results of operations for the fiscal year ended September 30, 1998 and the six months ended March 31, 1999 as if the acquisition had occurred on October 1, 1997. Temasa had a December 31 year end, which differs from the Company's September 30 fiscal year end. The Unaudited Pro Forma Combined Statements of Operations for the fiscal year ended September 30, 1998 and the six months ended March 31, 1999 include the historical results of operations for Temasa for the twelve months ended September 30, 1998 and the six months ended March 31, 1999, respectively.

   The unaudited pro forma combined financial information has been prepared in accordance with generally accepted accounting principles in the United States. These principles require management to make extensive use of estimates and assumptions that affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The Unaudited Pro Forma Combined Statements of Operations are not necessarily indicative of future operating results.

           Unaudited Pro Forma Combined Statement of Operations

                for the Six Months Ended March 31, 1999 (1)

                               (in millions)

                                                                       Combined
                                          TyCom   Temasa Adjustments   Pro Forma
                                          ------  ------ -----------   ---------
Revenue from product sales............... $608.5   $4.4    $ (2.1)      $610.8
Service revenue..........................   90.8   14.2       --         105.0
                                          ------   ----    ------       ------
Net revenue..............................  699.3   18.6      (2.1)       715.8
Cost of product sales....................  437.0    2.2       0.2 (3)    439.4
Cost of services.........................   34.8    6.8       0.6 (3)     42.2
Sales and marketing......................    8.7    0.4       --           9.1
Research and development.................   26.5    --        --          26.5
General and administrative...............   29.8    1.0       2.4 (4)     33.2
                                          ------   ----    ------       ------
Operating income.........................  162.5    8.2      (5.3)       165.4
Interest expense, net....................  (23.6)   0.1      (9.9)(5)    (33.4)
Minority interest........................   (7.5)   --        --          (7.5)
                                          ------   ----    ------       ------
Income before taxes......................  131.4    8.3     (15.2)       124.5
Income taxes.............................  (54.0)  (0.7)      4.5 (6)    (50.2)
                                          ------   ----    ------       ------
Net income............................... $ 77.4   $7.6    $(10.7)      $ 74.3
                                          ======   ====    ======       ======

      See accompanying notes to Unaudited Pro Forma Combined Statements of
                                Operations.

           Unaudited Pro Forma Combined Statement of Operations

             for the Fiscal Year Ended September 30, 1998 (1)

                               (in millions)

                                                                      Combined
                                       TyCom    Temasa  Adjustments   Pro Forma
                                      --------  ------  -----------   ---------
Revenue from product sales........... $1,187.0  $11.5     $  --       $1,198.5
Service revenue......................     94.6   22.3        --          116.9
                                      --------  -----     ------      --------
Net revenue..........................  1,281.6   33.8        --        1,315.4
Cost of product sales................    821.7    5.6        0.5 (3)     827.8
Cost of services.....................     69.7   11.3        1.1 (3)      82.1
Sales and marketing..................     23.4    0.7                     24.1
Research and development.............     39.5    --                      39.5
General and administrative...........     65.0    2.7        4.7 (4)      72.4
                                      --------  -----     ------      --------
Operating income.....................    262.3   13.5       (6.3)        269.5
Interest expense, net................     (9.9)   0.3      (20.2)(5)     (29.8)
Minority interest....................    (14.1)   --         --          (14.1)
                                      --------  -----     ------      --------
Income before taxes..................    238.3   13.8      (26.5)        225.6
Income taxes.........................    (86.3)  (0.9)       7.6 (6)     (79.6)
                                      --------  -----     ------      --------
Net income........................... $  152.0  $12.9     $(18.9)     $  146.0
                                      ========  =====     ======      ========

      See accompanying notes to Unaudited Pro Forma Combined Statements of
                                Operations.

      Notes to Unaudited Pro Forma Combined Statements of Operations

1. Temasa had a December 31 year end, which differs from TyCom's September 30 fiscal year end. The pro forma results of operations for the fiscal year ended September 30, 1998 and the six months ended March 31, 1999 include the historical results of Temasa for the twelve months ended September 30, 1998 and the six months ended March 31, 1999, respectively. The differences between U.S. GAAP and Spanish GAAP were determined not to be material.

2. During the six months ended March 31, 1999, Temasa had installation sales of $2.1 million to TyCom, related to the Columbus III project and incurred prior to Temasa's acquisition by Tyco. There were no material transactions between TyCom and Temasa during the year ended September 30, 1998.

3. Temasa's Statements of Operations included herein reflect certain adjustments to depreciation expense associated with the fair value of fixed assets acquired.

4. The excess of the purchase price over the fair value of the assets and liabilities acquired of Temasa has been recorded as goodwill, which is being amortized over a period of 40 years to general and administrative expenses.

5. The increase in interest expense is due to the borrowing of long-term debt used to make the cash payment of approximately $280.0 million to acquire Temasa, calculated using TyCom's average borrowing rate of 7.2% and 7.1% for the fiscal year ended September 30, 1998 and the six months ended March 31, 1999, respectively.

6. The income tax benefit associated with adjustments described above to revenue from product sales, cost of product sales, cost of services and interest expense have been calculated based on a statutory income tax rate of 35%.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholder of TyCom Ltd.

In our opinion, the accompanying consolidated statements of operations and cash flows of AT&T Submarine Systems, Inc. present fairly, in all material respects, the results of its operations and its cash flows for the six months ended June 30, 1997, in conformity with accounting principles generally accepted in the United States. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

As discussed in Note 1, the Company is an integrated business unit of AT&T. Certain costs and expenses presented in the financial statements represent allocations and management's estimates of the costs of services provided to the Company by AT&T. As a result, the financial statements presented may not be indicative of the results of operations that would have been achieved had the Company operated as a nonaffiliated entity.

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 3, 2000

                          AT&T SUBMARINE SYSTEMS, INC.
                        (a business unit of AT&T Corp.)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     for the six months ended June 30, 1997
                                 (in thousands)

Net revenue........................................................... $485,546

Cost of revenue.......................................................  396,480
Operating expenses....................................................   66,920
                                                                       --------
Operating income......................................................   22,146
Minority interest.....................................................   (7,053)
                                                                       --------
Income before income taxes............................................   15,093
Provision for income taxes............................................   (5,810)
                                                                       --------
Net income............................................................ $  9,283
                                                                       ========



  The accompanying notes are an integral part of these consolidated financial statements.

                          AT&T SUBMARINE SYSTEMS, INC.
                        (a business unit of AT&T Corp.)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     for the six months ended June 30, 1997
                                 (in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income......................................................... $   9,283
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation.....................................................    16,792
  Minority interest expense........................................     7,053
Changes in operating assets and liabilities:
  Accounts receivable..............................................  (162,891)
  Costs and estimated earnings on contracts........................   170,971
  Inventory........................................................   (30,245)
  Other current assets.............................................      (610)
  Accounts payable and accrued expenses............................    14,368
  Deferred revenues................................................    (3,190)
  Warranty liability...............................................       474
                                                                    ---------
    Net cash provided by operating activities......................    22,005
                                                                    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment.........................    (6,725)
Long-term receivables..............................................      (741)
                                                                    ---------
    Net cash used in investing activities..........................    (7,466)
                                                                    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to minority interest.................................   (14,539)
                                                                    ---------
    Net cash used in financing activities..........................   (14,539)
                                                                    ---------
Net increase in cash...............................................       --
Cash, beginning of period..........................................       --
                                                                    ---------
Cash, end of period................................................ $     --
                                                                    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                          AT&T SUBMARINE SYSTEMS, INC.
                        (a business unit of AT&T Corp.)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 (in thousands)

1. Description of Business and Basis of Presentation:

 Description of Business

   AT&T Submarine Systems, Inc. ("SSI") is a business unit of AT&T Corp. ("AT&T") (See Note 10). SSI designs, develops, constructs, installs and maintains undersea telecommunication cable systems which provide voice, data, video and networking communications between certain countries globally. These consolidated financial statements describe the entity that existed at the time it was owned by AT&T.

   SSI conducts its business with a fleet of seven vessels and supporting submersibles. One vessel is owned, one is leased by SSI and the other five vessels are owned by partnerships (the "Partnerships") in which SSI is the general partner. SSI charters such vessels from the Partnerships and exclusively operates them in the conduct of its business. SSI monitors and allocates the utilization of the fleet between construction and maintenance activities.

   As an integrated business unit of AT&T, SSI relies on AT&T and other AT&T affiliates to provide administration, management and other services including, but not limited to, management information systems, telecommunications, accounting and financial reporting, treasury, cash management, human resources, employee benefit administration, payroll, legal, tax planning and compliance and other support. SSI is allocated costs from AT&T and AT&T affiliates for these services (see Note 2); however, these costs may not be indicative of those that would have been incurred had SSI operated autonomously or as an entity independent of AT&T.

 Basis of Presentation

   The consolidated financial statements of SSI include the accounts of Submarine Systems Inc., Transoceanic Cable Ship Company and Coastal Cable Ship Company, wholly owned subsidiaries of AT&T. SSI consolidates the Partnerships and all material inter-entity transactions and account balances have been eliminated.

   As an integrated business unit of AT&T, SSI does not prepare separate financial statements in accordance with generally accepted accounting principles in the normal course of operations. Accordingly, the accompanying financial statements have been prepared from the historical financial records of AT&T. The accompanying financial statements reflect the revenues and expenses directly attributable to SSI, as well as allocations, deemed reasonable by management, to present the results of operations and cash flows of SSI on a stand alone basis. The actual costs that would have been incurred if such services were performed by independent third parties may differ from such allocations. The results of operations and cash flows of SSI may differ from those that may have been achieved had SSI operated autonomously or as an entity independent from AT&T. The allocation methodologies have been described within the respective footnotes, where appropriate and management considers the allocations to be reasonable.

   Earnings per share disclosure has not been presented as SSI is a wholly owned subsidiary of AT&T and earnings per share data is not considered meaningful.

                          AT&T SUBMARINE SYSTEMS, INC.
                        (a business unit of AT&T Corp.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

2. Significant Accounting Policies:

 Revenue Recognition

   Contract sales for the installation of undersea cable systems are recorded on the percentage-of-completion method, whereby sales and profits are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs to complete. Contracts in process, included in current assets, are valued at cost plus accrued profits not yet billed. Billings on uncompleted contracts in excess of incurred costs and accrued profits are included in current liabilities. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. Bid and proposal costs are expensed as incurred.

   Revenue from the sale of maintenance and services is recognized over the period the service is provided. Billings to customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue.

 Property, Plant and Equipment

   SSI's investment in property, plant and equipment is stated at historical cost. Depreciation has been calculated on the straight line method using estimated useful lives ranging from 5 to 40 years. Depreciation expense amounted to approximately $16.8 million for the six months ended June 30, 1997. Upon sale or other dispositions of property, plant and equipment, the cost and related accumulated depreciation are removed from SSI's accounts and any gain or loss is recorded in the results of operations.

   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

 Warranty Costs

   Estimated warranty costs for each contract are determined based on the contract terms and technology specific issues. These costs are included in total estimated contract costs accrued over the life of the respective contract.

 Research and Development

   Research and development costs are expensed as incurred. Research and development expenses included in operating expenses amounted to approximately $18.3 million for the six months ended June 30, 1997.

 Operating Expenses

   Operating expenses include expenses directly attributable to SSI's operations as well as an allocation of certain AT&T operating expenses. The allocated costs have been assigned to SSI based on the ratio of SSI's total costs to AT&T's total costs and represent management's best estimate of the costs which should be allocated to SSI. For the six months ended June 30, 1997, operating expenses amounting to approximately $10.5 million were allocated to SSI from AT&T.

                          AT&T SUBMARINE SYSTEMS, INC.
                        (a business unit of AT&T Corp.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 Income Taxes

   SSI is not a separate taxable entity for federal and state income tax purposes and the results of SSI's operations are included in the federal and state tax returns of AT&T and its affiliates. SSI has provided for income taxes as if it were a separate taxpayer.

   Deferred income taxes have been accounted for under the liability method, whereby deferred tax assets and liabilities are established for the differences between the financial reporting and income tax basis of assets and liabilities, as well as net operating losses and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Derivative Financial Instruments

   SSI uses derivative financial instruments for purposes other than trading. Derivatives are not used for speculative purposes. Forward exchange contracts, used as part of SSI's risk management strategy, must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Cash flows from the hedging transactions are classified in the same category as the item being hedged.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. These estimates include, but are not limited to, assumptions and estimates relating to the allowance for doubtful accounts, the estimated future total costs on contracts accounted for under the percentage of completion method, inventory valuation and the estimated useful life of property, plant and equipment. Actual results could differ from those estimates.

3.  Employee Benefit Plans

   SSI participates in various employee benefit plans, including pensions, savings, post-retirement and post-employment plans, which are sponsored by AT&T. Costs of these plans have been allocated to SSI as described in Note 2. AT&T does not maintain plan data, including funding, on a business unit basis and accordingly, such information is not available for SSI on a stand alone basis.

4.  Income Taxes

   SSI has provided for income taxes as if it were a separate taxpayer, using a 38.5% effective rate. This statutory rate is deemed to be a current provision. Deferred income taxes are not meaningful, because the tax basis of all of the assets of this business were adjusted to fair value in connection with the sale of SSI on July 1, 1997. (Note 10).

                          AT&T SUBMARINE SYSTEMS, INC.
                        (a business unit of AT&T Corp.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   For the six months ended June 30, 1997, the provision for income taxes consists of the following:

   Current:
     Federal............................................................ $5,282
     State and local....................................................    528
                                                                         ------
   Total provision for income taxes..................................... $5,810
                                                                         ======

5.  Financial Instruments

   In the normal course of business, SSI uses various financial instruments, including derivative financial instruments, for purposes other than trading. SSI does not utilize financial instruments for speculative purposes. These instruments include letters of credit and foreign exchange contracts. Collateral is generally not required for these types of instruments. By their nature all such instruments involve risk, including the credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the consolidated financial statements. As of June 30, 1997, it is management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments.

   Letters of credit are posted by SSI in accordance with the performance provisions of its contracts. As of June 30, 1997, SSI's total available letters of credit amounted to approximately $161.9 million, of which none have been drawn upon.

6.  Related Party Transactions

   AT&T has an ownership interest in a number of cable systems being constructed by SSI and is also a member of a number of consortiums for which SSI provides maintenance. For the six months ended June 30, 1997, SSI has billed approximately $28.2 million and $26.6 million for maintenance and construction services, respectively, to AT&T and its affiliates.

7.  Commitments and Contingencies

   SSI leases land, buildings and equipment through operating leases that expire in years through 2021. For the six months ended June 30, 1997, rental expense under these contracts amounted to approximately $4.8 million. The following table details SSI's future minimum lease payments due under noncancelable operating leases:

   Remainder of 1997.................................................... $ 5,469
   1998.................................................................  10,622
   1999.................................................................   1,103
   2000.................................................................     182
   2001.................................................................     118
   2002.................................................................     118
   Thereafter...........................................................   2,232
                                                                         -------
                                                                         $19,844
                                                                         =======

                          AT&T SUBMARINE SYSTEMS, INC.
                        (a business unit of AT&T Corp.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   During 1996, SSI entered into three vendor agreements under which SSI is obligated to purchase product amounting to approximately $142 million through 1999. In addition, during 1997, SSI entered into an agreement with Lucent Technologies ("Lucent") pursuant to which SSI will purchase products amounting to approximately $300 million through the end of 1998.

   In the ordinary course of business, SSI enters into construction contracts providing for assessment of damages for nonperformance or delays in completion. Claims may be brought against SSI by customers alleging such deficiencies. Based upon management's evaluation of the status, completion requirements and the provisions of SSI's contracts, management believes that all contracts will be completed and operational in accordance with the terms and conditions of its contracts. However, SSI may have exposure up to $36 million for liquidated damages associated with late delivery of the FLAG system. No accrual for any damages or penalties has been recorded in SSI's financial statements.

   AT&T has an agreement with the State of New Jersey--Department of Environmental Protection for its Clark, New Jersey shop facility to remediate on-site and off-site historical soil and groundwater contamination. In this regard, a $2.5 million liability has been recorded as of June 30, 1997, for the estimated costs to remediate the soil. This estimated liability is based on bids submitted by environmental consultants and has not been discounted. Completion of this remediation effort is expected to take up to five years. Any costs or liability arising in connection with this remediation effort has been assumed by AT&T.

   SSI performed drilling services for AT&T between St. Thomas and St. Croix, U.S. Virgin Islands. A cease and desist order was issued from the U.S. Army Corps of Engineers and the Virgin Island Coastal Zone Management and Department of Planning Natural Resources (collectively referred to as "Government Agencies") due to the release of drilling mud. Any liability arising out of the government agencies' cease and desist order has been retained by AT&T.

   SSI is subject to litigation, claims and assessments. Based on its knowledge of the facts and circumstances relating to litigation, claims and assessments, management does not believe that the ultimate resolution of such litigation, claims and assessments will result in charges against net assets or operations materially in excess of amounts provided for as of June 30, 1997.

8.  Employee Stock Plan Participation

   SSI participates in AT&T's 1987 Long-Term Incentive Program. Certain employees of SSI have stock options and performance shares under this plan. The exercise price of any stock option is equal to or greater than the stock price when the option is granted. Generally, the options vest over three years and are exercisable up to ten years from the date of grant. Performance share units are awarded to key employees in the form of either common stock or cash at the end of a three year period based on AT&T's return-to-equity performance compared with a target.

   SSI applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized for stock based compensation plans other than for its performance based awards. Compensation expense charged against income was not material to SSI's consolidated results of operations, cash flows or net assets.

                          AT&T SUBMARINE SYSTEMS, INC.
                        (a business unit of AT&T Corp.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   SSI has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." The pro-forma impact of recognizing compensation expense in accordance with SFAS No. 123 was immaterial to SSI.

9. Parent Company Transactions

   To reflect SSI's financing costs on a stand alone basis, AT&T's net investment has been allocated between permanent capital and interest bearing intercompany advances. Such intercompany advances were calculated based upon historical capital investments, working capital levels and operations. The interest expense included in these financial statements has been calculated by applying a weighted average of AT&T's long-term and short-term borrowing rates to the intercompany advance as of the end of the period.

   For the six months ended June 30, 1997, the accompanying statement of operations reflects interest costs amounting to approximately $9.5 million.

10. Sale of SSI

   On July 1, 1997, AT&T completed the sale of SSI to Tyco International Ltd. ("Tyco") for approximately $850.0 million in cash. The sale agreement provides that AT&T will not directly or indirectly, engage in, invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, or lend AT&T's name to any business or other entity engaged in System Installation (as defined in the agreement) for seven years or System Maintenance (as defined in the agreement) for five years in any part of the world; provided however, that AT&T shall be allowed to purchase up to a 10% interest in any such business or entity engaged in such activities. In addition, should AT&T purchase an entity, which in part provides System Installation or System Maintenance, AT&T must dispose of that part of the entity engaged in such services within 18 months of the purchase of the entity, and that AT&T shall provide Tyco with a right of first offer to purchase the part of the entity.

   Concurrent with the sale of SSI, AT&T acquired from Lucent certain rights to intellectual property used by SSI which will allow AT&T access to such intellectual property during and subsequent to the period described in the noncompete provisions within the agreement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             40,000,000 Shares


                               ----------------

                                   PROSPECTUS

                                        , 2000

                               ----------------

                              Goldman, Sachs & Co.
                              Salomon Smith Barney
                              Merrill Lynch & Co.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

                                                                        Amount
                                                                        To Be
                                                                         Paid
                                                                       --------
   SEC Registration fee............................................... $303,600
   NASD filing fee....................................................   30,500
   New York Stock Exchange fees.......................................      *
   Bermuda Stock Exchange fees........................................      *
   Transfer agent's fees..............................................      *
   Printing and engraving expenses....................................      *
   Legal fees and expenses............................................      *
   Accounting fees and expenses.......................................      *
   Blue Sky fees and expenses.........................................      *
   Miscellaneous......................................................      *
                                                                       --------
     Total............................................................ $    *
                                                                       ========

   Each of the amounts set forth above, other than the SEC Registration fee and the NASD filing fee, which have been paid or are being paid herewith, is an estimate.
--------
*  To be filed by amendment

Item 14. Indemnification of Directors and Officers.

   Sections 133 and 134 of the bye-laws of TyCom Ltd. (the "Registrant") provide, in part, that the Registrant shall indemnify its directors and officers for all costs, losses and expenses which they may incur in the performance of their duties as director or officer, provided that such indemnification is not otherwise prohibited under the Companies Act 1981, as amended, of Bermuda. Section 98 of the Companies Act 1981, as amended, of Bermuda prohibits such indemnification against any liability arising out of the fraud or dishonesty of the director or officer. However, such section permits the Registrant to indemnify a director or officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or when other similar relief is granted to him.

   The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

   The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

   Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold the following securities without registration under the Securities Act of 1933:

   None.

Item 16. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed as part of this Registration Statement:

    Exhibit
    Number                           Description
    -------                          -----------
      1.1   Form of Underwriting Agreement*
      3.1   Memorandum of Association*
      3.2   Bye-Laws*
      4.1   Form of Common Share Certificate*
      5.1   Opinion of Appleby Spurling & Kempe
     10.1   Form of Services Agreement between TyCom and Tyco*
     10.2   Form of Tax Indemnification Agreement between TyCom and Tyco*
     10.3   Form of Revolving Credit Facility between TyCom and Tyco*
     10.4   Form of Deposit Agreement between TyCom and Tyco*
     10.5   Form of Registration Rights Agreement between TyCom and Tyco*
     10.6   TyCom Ltd. Long Term Incentive Plan*
     10.7   TyCom Ltd. Employee Share Purchase Plan*
     10.8   TyCom Ltd. Deferred Compensation Plan*
     10.9   TyCom Ltd. Supplemental Executive Retirement Plan*
     21.1   Subsidiaries of the Registrant*
     23.1   Consent of PricewaterhouseCoopers
     23.2   Consent of PricewaterhouseCoopers LLP
     23.3   Consent of Appleby Spurling & Kempe (included in Exhibit 5.1)
     23.4   Consent of The Yankee Group
     23.5   Consent of BDO Audiberia Auditores, S.L.
     24.1   Power of Attorney+
     27.1   Financial Data Schedule

--------
 *  To be filed by amendment

 +  Previously filed

   (b) Financial Statement Schedules:

   Financial statement schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

   The undersigned hereby undertakes:

   (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of May, 2000.

                                          TyCom Ltd.

                                                /s/ Byron S. Kalogerou
                                          By: _________________________________
                                             Name: Byron S. Kalogerou
                                             Title: Vice President and General
                                              Counsel

   Pursuant to the requirements of the Securities Act of 1933, as amended, and The Companies Act of 1981 of Bermuda, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

                 *                     Executive Chairman and         May 3, 2000
______________________________________  Director
         L. Dennis Kozlowski

                 *                     Principal Executive            May 3, 2000
______________________________________  Officer and Director
            Neil R. Garvey

                 *                     Principal Financial and        May 3, 2000
______________________________________  Accounting Officer
         David W. Van Rossum

                 *                     Vice President and             May 3, 2000
______________________________________  Director
            Mark H. Swartz

       /s/ Donald J. Puglisi           Authorized Representative      May 3, 2000
______________________________________  in the United States
         Puglisi & Associates
          By: Donald J. Puglisi

   /s/ Byron S. Kalogerou

*By: _______________________

     Byron S. Kalogerou

      Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number                            Description
 -------                           -----------
   1.1   Form of Underwriting Agreement*
   3.1   Memorandum of Association*
   3.2   Bye-Laws*
   4.1   Form of Common Share Certificate*
   5.1   Opinion of Appleby Spurling & Kempe
  10.1   Form of Services Agreement between TyCom and Tyco.*
  10.2   Form of Tax Indemnification Agreement between TyCom and Tyco.*
  10.3   Form of Revolving Credit Facility between TyCom and Tyco.*
  10.4   Form of Deposit Agreement between TyCom and Tyco.*
  10.5   Form of Registration Rights Agreement between TyCom and Tyco.*
  10.6   TyCom Ltd. Long Term Incentive Plan*
  10.7   TyCom Ltd. Employee Share Purchase Plan*
  10.8   TyCom Ltd. Deferred Compensation Plan*
  10.9   TyCom Ltd. Supplemental Executive Retirement Plan*
  21.1   Subsidiaries of the Registrant*
  23.1   Consent of PricewaterhouseCoopers
  23.2   Consent of PricewaterhouseCoopers LLP
  23.3   Consent of Appleby, Spurling & Kempe (included in Exhibit 5.1)
  23.4   Consent of The Yankee Group
  23.5   Consent of BDO Audiberia Auditores, S.L.
  24.1   Power of Attorney+
  27.1   Financial Data Schedule

--------
    *  To be filed by amendment

    +  Previously filed